Exhibit 99.1

TECHNICAL REPORT ON THE EL PENON MINE, CHILE RESOURCE AUDIT

PREPARED FOR YAMANA GOLD INC.

NI 43-101 Report

Authors:

James L. Pearson, P.Eng.

David W. Rennie, P. Eng.

February 11, 2008

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

SCOTT WILSON RPA	www.scottwilson.com
www.scottwilsonmining.com

TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-9
2	INTRODUCTION AND TERMS OF REFERENCE	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING	7-1
	Regional Geology	7-1
	Property Geology	7-3
8	DEPOSIT TYPES	8-1
9	MINERALIZATION	9-1
10	EXPLORATION	10-1
11	DRILLING	11-1
12	SAMPLING METHOD AND APPROACH	12-1
13	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14	DATA VERIFICATION	14-1
15	ADJACENT PROPERTIES	15-1
16	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
	Plant Description	16-1
	Plant Control	16-1
	Documentation Provided	16-2
	Mill Production	16-2
	Reconciliation of Mine Reported Mill Feed Grades	16-2
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
	Mineral Resources	17-1
	Mineral Reserves	17-13
18	OTHER RELEVANT DATA AND INFORMATION	18-1
19	ADDITIONAL REQUIREMENTS	19-1
	Mining Operations	19-1

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	Mineral Processing	19-9
	Markets	19-11
	Environmental Considerations	19-12
	Capital and Operating Cost Estimates	19-13
	Economic Analysis	19-18
20	INTERPRETATION AND CONCLUSIONS	20-1
21	RECOMMENDATIONS	21-1
22	REFERENCES	22-1
23	SIGNATURE PAGE	23-1
24	CERTIFICATE OF QUALIFICATIONS	24-1
25	APPENDIX 1 LAND TENURE	25-1
26	APPENDIX 2 MINERAL RESOURCE MODELING PARAMETERS	26-1

LIST OF TABLES

PAGE

Table 1-1 After-Tax Cash Flow Summary	1-7
Table 1-2 Sensitivity Table	1-9
Table 1-3 Mineral Resources at December 31, 2006	1-12
Table 1-4 Mineral Reserve Estimate at December 31, 2006	1-14
Table 1-5 Mineral resource Estimate (In Addition to Mineral Reserves)	1-14
Table 1-6 LOM Production Schedule	1-16
Table 17-1 Measured Mineral Resource Estimate at December 31, 2006	17-8
Table 17-2 Indicated Mineral Resource Estimate at December 31, 2006	17-9
Table 17-3 Inferred Mineral Resource Estimate at December 31, 2006	17-10
Table 17-4 Comparison of Composite and Block Grades	17-11
Table 17-5 Mineral Resources Used in the Reserve Estimate	17-14
Table 17-6 Summary of Estimated Dilution	17-15
Table 17-7 Summary of Estimated Dilution Percentages	17-16
Table 17-8 Summary of Mine Extraction	17-17
Table 17-9 Underground Design Parameters	17-19
Table 17-10 Cut-off Grade	17-21
Table 17-11 Summary of Proven and Probable Mine Reserves (As at December 31, 2006)	17-23
Table 17-12 Mineral Resources Estimate (In Addition to Mineral Reserves)	17-24
Table 19-1 2006 Mine Production	19-2
Table 19-2 Mine production Schedule	19-5
Table 19-3 Stockpile Production Schedule	19-7
Table 19-4 LOM Production Schedule	19-8
Table 19-5 Historical Plant Statistics	19-9

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Table 19-6 Mill Feed and Plant Recoveries	19-10
Table 19-7 Underground Equipment	19-11
Table 19-8 Reclamation and Closure Capital Costs	19-13
Table 19-9 Sustaining Capital	19-15
Table 19-10 Operating Costs	19-16
Table 19-11 Operating Costs per Tonne Milled	19-17
Table 19-12 Manpower	19-18
Table 19-13 After-Tax Cash Flow Summary	19-20
Table 19-14 Sensitivity Table	19-22

LIST OF FIGURES

PAGE
Figure 1-1 Sensitivity Analysis	1-8
Figure 4-1 Location Map	4-2
Figure 4-2 Property Map	4-3
Figure 4-3 El Peñón Deposits	4-4
Figure 5-1 Site Layout	5-2
Figure 7-1 Regional Geology	7-2
Figure 7-2 Property Geology	7-4
Figure 19-1 Sensitivity Analysis	19-21

LIST OF APPENDIX FIGURES & TABLES

PAGE
Table 25-1 Claim List	25-2
Table 26-1 General Modeling Parameters	26-2
Table 26-2 Block Sizes	26-3
Table 26-3 Search Parameters	26-4
Table 26-4 Treatment of High Grades	26-8
Table 26-5 Kriging Parameters	26-12

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1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Yamana Gold Inc. (Yamana) to carry out an audit of the mineral resources and mineral reserves of the El Peñón gold-silver deposit in Chile. The purpose of this report is to provide Yamana with an independent assessment of reserves and resources. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI43-101) and Form 43-101F1.

Yamana is a Canadian reporting issuer listed on Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE). Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil. Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

In the third quarter of 2007, Yamana acquired and merged with Meridian Gold Inc. (Meridian), a mid-tier gold producer with two mining operations in Chile, El Peñón being one of them, and development and exploration projects throughout the Americas. Meridian was a Canadian reporting issuer listed on TSX and NYSE, and was involved in the acquisition, exploration, and development of gold properties in North and South America.(1)

The El Peñón property is located in northern Chile, approximately 165 km southeast of Antofagasta, and consists of 349 individual mining exploitation claims owned by Yamana. The claims include the El Peñón mine, the Fortuna area, and surrounding exploration lands.

Currently, the major assets and facilities associated with the El Peñón mining operations are:

(1) In this report, all references to Meridian have been replaced by Yamana.

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•      The orebodies.

•      The physical plant site including administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, the mill and associated facilities such as the labs, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities.

•      Facilities providing basic infrastructure to the mine, including access roads, electric power distribution system, water treatment and supply, and sewage treatment.

•      Underground infrastructure including portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•      Access by highway and gravel roads to the surrounding area including the national road infrastructure.

CONCLUSIONS

A summary of Scott Wilson RPA’s conclusions is presented below.

•      The practice at the mine is to sample drill holes on two metre intervals until the hole approaches the target area, and then on one metre intervals through the mineralized zone. Compositing to one metre means that above two metre samples are split, which, strictly speaking, is not correct practice. In Scott Wilson RPA’s opinion, the splitting of these samples during the compositing process will not affect the vein grade estimates, and will only marginally impact on the estimate of grades in dilution, since these two metre samples were taken in the waste and/or low grade mineralized areas.

•      In Scott Wilson RPA’s opinion, the sampling protocols are appropriate for the style of mineralization at El Peñón.

•      In Scott Wilson RPA’s opinion, the collection and analysis of assay quality assurance/quality control (QA/QC) data at El Peñón is quite thorough and meets or exceeds standard industry practice.

•      High-grade composites are capped at the 97th , 98th , or 99th percentile, depending on the individual vein grade distributions. In Scott Wilson RPA’s opinion, the treatment of the high-grade tail to the grade distributions is reasonable and is consistent with common practice in the industry.

•      Scott Wilson RPA reran the AuEq calculations, capping and compositing, as well as the statistical analyses for all the zones at El Peñón, and found no significant errors.

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•      The mine is in the process of converting from a 5.0 g/t AuEq grade shell to a 3.9 g/t AuEq shell. At the time of writing this report, the conversion was not complete, and, therefore, the grade shell cut-off grade is not standardized throughout the mine. It is reported that the reconstruction of the wireframes using the 3.9 g/t standard is taking place as time allows. In Scott Wilson RPA’s opinion, the use of the 5.0 g/t grade shells imparts a degree of conservatism into the estimate.

•      Scott Wilson RPA inspected several of the vein structure grade shells, open pit grade shells, and dilution grade shells and notes that, for the most part they have been well-constructed and represent reasonable interpreted volumes.

•      Scott Wilson RPA has reviewed the results of the geostatistical analyses and notes that they have been carried out and interpreted in a reasonable fashion consistent with common practice. The software used to perform the analyses GSLIB (Geostatistical Software Library) is commonly used and accepted throughout the industry.

•      The search parameters used for the grade interpolations are reasonable and consistent with common industry practice.

•      El Peñón estimates the breakeven cut-off grade for the Life of Mine Reserves, using metal prices of $470/oz Au and $7.50/oz Ag, to range between 4.1 g/t AuEq, for the Playa zone, and 5.6 g/t AuEq, for the Fortuna/Dominador zone, with an incremental cut-off grades ranging between 2.5 and 3.3 g/t AuEq, respectively. In Scott Wilson RPA’s opinion, these are in line with a 3.9 g/t AuEq resource shell cut-off, and are reasonable cut-offs to use for estimating the mineral reserves.

•      Scott Wilson RPA reviewed all the block models, except for one (506), and conducted a comparison of mean composite grades with mean block grades for each of them. The block tonnages and grades were summed and confirmed. Scott Wilson RPA also inspected the block models and visually compared the block grades with the composite grades. For the most part, the local block grades appeared to agree with the composites.

•      Scott Wilson RPA compared the global block means with the composite means for all zones and found that the block grades were generally close to, or somewhat lower than the composites. In four of the zones, Diablada, Escarlata/Carmin, Bermelion, and Sorpresa, the mean block grades were significantly higher than the composite grades. In Scott Wilson RPA’s opinion, the global resource grade is probably unbiased, or possibly somewhat conservative.

•      Yamana’s mineral resource classifications conform to the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 (CIM definitions) and to NI43-101 regulations.

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The reconciliation of production with predicted tonnes and grade suggests that the accuracy of the estimates has decreased somewhat from previous years. For this reason, in Scott Wilson RPA’s opinion, the classification is somewhat aggressive, and should be revised.

•      Yamana used long-term prices of US$470/oz and US$7.50/oz for gold and silver, respectively, to estimate mineral reserves. These prices are lower than current prices, and are conservative, in Scott Wilson RPA’s opinion.

•      Internal and external reserve dilution estimates average +62%, by weight, -36% gold grade and -35% silver grade. These estimates are approximately 13% higher than last years estimates. In Scott Wilson RPA’s opinion, El Peñón estimate of dilution is reasonable.

•      El Peñón estimates mine extraction will average 97% in the Life of Mine Plan (LOMP). This estimate is based on historical results, from zones that have been mined, and 100% extraction in zones that have no historical data. Since some of the reserves will be left behind, in every zone, due to inaccessibility, Scott Wilson RPA is of the opinion that average mine extraction should be in the 85% to 95% range. Reduced mine extraction will shorten the mine life.

•      The underground bench and fill mining method used at El Peñón is appropriate and reasonable for this type of application.

•      El Peñón mine has generally good ground conditions.

•      Ground water inflow into the underground workings is minimal and manageable.

•      The underground mine equipment used at El Peñón is appropriate for the operation.

•      The procedures used to forecast the LOMP are reasonable.

•      The Last-In-First-Out (LIFO) approach for defining the mill feed, from surface stockpiles, is reasonable.

•      In Scott Wilson RPA’s opinion, El Peñón’s forecast mine and plant production targets are attainable and reasonable.

•      The forecast plant metallurgical recoveries, used in the LOMP, are within the historical range of recoveries, and are reasonable.

•      Underground mining costs are estimated to increase by approximately 16% in 2007. This increase is largely due to higher contractor labour costs, longer haulage distances, higher plant reagent and energy expenses, and higher royalty payments.

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•      The El Peñón operation meets all environmental requirements.

•      The operation generates undiscounted after-tax cash flow of US$892.2 million using a long term US$650/oz gold price and a US$12.50/oz silver price. At a 10% discount rate, the after-tax Net Present Value (NPV) is US$644.3 million. The unit cash cost of production is US$225 per ounce of gold, net of silver credits. Including capital costs, the total production cost is US$249 per ounce gold, net of silver credits. In Scott Wilson RPA’s opinion, the metal prices used and the results are reasonable.

RECOMMENDATIONS

A summary of Scott Wilson RPA’s recommendations is presented below.

•      Scott Wilson RPA recommends that Yamana’s high-grade composite capping strategy be calibrated annually by comparing estimated grades against mill production.

•      Scott Wilson RPA recommends that the conversion from a 5.0 g/t AuEq cut-off grade shell to a 3.9 g/t AuEq cut-off grade shell be completed in order to ensure that a consistent standard is applied to all of the mineral resources.

•      The mineral resource classification system should be changed such that the Measured category can only be assigned to material that has been exposed and sampled by underground development.

•      The reserve cut-off grades should be updated based on forecast LOMP operating costs and plant metallurgical recoveries.

•      In the conversion of mineral resources to mineral reserves, mine dilution and unrecovered reserves (unrecoverable ore grade pillars, etc.) should continue to be summarized separately.

•      Yamana should investigate the possibility of lowering operating costs by reducing the number of onsite contractors using additional company personnel and equipment.

ECONOMIC ANALYSIS

A positive after-tax Cash Flow Projection has been generated from the Life of Mine (LOM) production schedule and capital and operating cost estimates, and is summarized in Table 1-1. A summary of the key criteria is provided below.

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ECONOMIC CRITERIA
PRODUCTION

•      The LOMP is approximately eight years long, from January 2007 to April 2015.

•      All of the surface stockpiles are depleted at the end of the LOMP.

•      The long-term mill feed rate is 3,200 tonnes per day, 1,168,000 tonnes per year.

REVENUE

•      Plant metallurgical recovery is estimated to average 94.4% for Au and 91.5% for Ag.

•      Metal prices used in the LOMP are US$650 per ounce gold and US$12.50 per ounce silver.

•      Revenue is recognized at the time of production.

COSTS

•      Historical mine operating costs were used to forecast future operating costs.

•      LOM production plan schedules the processing of 9.5 million tonnes of ore from January 2007 to April 2015.

•      Mine life sustaining capital totals US$79.6 million.

•      Average operating cost over the mine life is US$79.28 per tonne milled.

•      There is a royalty on operating income.

•      Effective tax rate (taxes booked) is 35% on revenue after deductions for operating costs, depreciation and amortization. Taxes paid are 17% on revenue after deductions for operating costs (less royalties), depreciation, and amortization.

Using the above assumptions, the operation generates undiscounted after-tax cash flow of US$892.2 million. At a 10% discount rate, the after-tax NPV is US$644.3 million. The unit cash cost of production is US$225 per ounce of gold, net of silver credits. Including capital costs, the total production cost is US$249 per ounce gold, net of silver credits.

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TABLE 1-1 AFTER-TAX CASH FLOW SUMMARY
Yamana Gold Company - El Peñón Mine

Year	Unit	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-15 Total
Mill Tonnes	tpy (000)	1,022	1,098	1,168	1,168	1,168	1,168	1,168	1,168	375	9,503
Mill Gold grade	g Au/t	7.63	7.79	7.59	6.88	6.11	6.55	5.18	4.73	7.18	6.56
Mill Silver grade	g Ag/t	256.1	273.5	279.1	322.1	344.1	261.4	230.7	190.2	283.1	270.35

Gold Recovered	oz(000)	238	260	270	244	216	232	182	166	82	1,890
Silver Recovered	oz(000)	7,733	8,797	9,556	11,072	11,855	8,981	7,932	6,513	3,143	75,583
Gold Equivalent	oz(000)	387	429	453	457	444	405	335	292	142	3,344

Gold Price	US$/oz	650	650	650	650	650	650	650	650	650	650
Silver Price	US$/oz	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50

Gross Gold Revenue	US$(000,000)	154.7	169.2	175.2	158.5	140.5	150.8	118.6	108.2	53.0	1,228.7
Gross Silver Revenue	US$(000,000)	96.7	110.0	119.4	138.4	148.2	112.3	99.2	81.4	39.3	944.8
Total Revenue	US$(000,000)	251.3	279.2	294.7	296.9	288.7	263.1	217.8	189.6	92.3	2,173.4

Total Operating Cost	US$(000,000)	79.5	88.7	93.4	100.0	99.7	97.1	90.1	92.3	12.5	753.3

Total Capital Costs	US$(000,000)	30.4	21.7	13.8	8.7	2.8	1.2	1.1			79.6

Pre-Tax Cash Flow	US$(000,000)	141.5	168.7	187.5	188.2	186.2	164.8	126.6	97.2	79.8	1,340.5

Provision for DD&A	US$(000,000)	14.0	15.1	16.0	16.0	16.0	16.0	16.0	16.0	5.2	130.5
Provision for Reclamation	US$(000,000)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	1.5
Reclamation Spent	US$(000,000)								(0.8)	(0.8)	(1.5)
Taxes Booked	US$(000,000)	55.2	61.4	64.8	63.3	60.5	52.5	39.1	28.4	26.1	451.3
Taxes Paid	US$(000,000)	27.4	30.5	32.2	31.5	30.2	26.1	19.4	14.1	240.0	451.3
After-Tax Cash Flow	US$(000,000)	114.2	138.4	155.4	156.9	156.2	138.9	107.4	84.1	(159.4)	892.2
Cummulative After-Tax Cash Flow	US$(000,000)	114.2	252.7	408.1	565.0	721.2	860.1	967.5	1,051.6	892.2
NPV @ 10%	US$(000,000)										644.3

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SENSITIVITY ANALYSIS

A sensitivity analysis was completed for key assumptions, including mill head grades, metallurgical recoveries, metal prices, capital cost and operating cost. The operation is most sensitive to gold head grades, metallurgical recoveries and metal prices, followed by silver prices, and is least sensitive to capital cost (Figure 1-1, Table 1-2).

FIGURE 1-1 SENSITIVITY ANALYSIS

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TABLE 1-2 SENSITIVITY TABLE
Yamana Gold Inc. - El Peñón Mine

	NPV @ 10%(US$000,000)
Item	+1%	Base Case	-1%
Gold Head Grade	650.1	644.3	638.6
Silver Head Grade	648.6	644.3	640.1
Gold Recovery	650.1	644.3	638.6
Silver Recovery	648.6	644.3	640.1
Gold Price	650.1	644.3	638.6
Silver Price	648.7	644.3	640.0
Operating Costs	640.8	644.3	647.9
Capital Costs	643.8	644.3	644.8

TECHNICAL SUMMARY

PROPERTY LOCATION AND DESCRIPTION

The El Peñón property is located in north central Chile, approximately 165 km southeast of Antofagasta. The site is in the Atacama Desert, approximately midway between the Pacific coast and the border with Argentina.

LAND TENURE

Yamana owns 349 individual mining claims comprising the El Peñón mine, the Fortuna area, and surrounding exploration lands.

INFRASTRUCTURE

Surface infrastructure at El Peñón comprises a physical plant site, including administrative office complex and associated facilities, an open pit and associated facilities, the mill and associated facilities such as the labs, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities.

Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

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HISTORY

The El Peñón deposit was discovered in 1993 by Yamana (then Meridian) geologists carrying out grassroots exploration in the region. Subsequent property development led to the compilation of a detailed feasibility study issued in early 1998. Based on the study results, a 2,000 tpd processing plant was completed in August 1999 at the El Peñón mine site. Production began in September of the same year. The plant processed approximately 2,400 tpd in 2005 and 2,550 tpd in 2006. Mine pre-production and development work was initiated prior to processing plant startup in order to secure a source of ore mill feed.

Since September 1999, the operation has run continually at design capacity. The mill has treated both open pit and underground ore. As of December 31, 2006, the mill has treated approximately 5,665,000 tonnes of ore grading 11.9 g/t gold and 200 g/t silver.

Mill modifications have resulted in an increase in mill throughput capacity to approximately 2,550 tpd ore in 2006, with metallurgical recoveries of 95.4% for gold and 92.5% for silver. The mining methods, practices, and planning systems have been modified to reduce dilution and increase both mine recovery and daily production rates.

GEOLOGY

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic

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to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units.

The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade ore-hosting faults is parallel to the bounding faults. Ore-bearing faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

The deposits at El Peñón are epithermal Au-Ag deposits, hosted in steeply dipping fault-controlled veins. Au and Ag mineralization comprises disseminations of electrum, native Au and Ag, acanthite, Ag sulphosalts and halides, and accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals.

MINERAL RESOURCES AND MINERAL RESERVES

MINERAL RESOURCES

Mineral resource estimates are prepared using block models, constrained by wireframe models of the veins and the surrounding dilution halo. Grade is interpolated into the block models using Ordinary Kriging (OK) and Inverse Distance (ID) for the veins and Inverse Distance Squared (ID2) for wall rock dilution.

Yamana personnel review the mineral resources and reserves at El Peñón on an annual basis and, if warranted, prepare updated estimates. For the year-end 2006, updated estimates were prepared for all zones except 506 and El Valle. Veta Dominador is a new zone added to the mineral resources for the first time.

Mineral resources for the El Peñón mine are summarized in Table 1-3.

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TABLE 1-3 MINERAL RESOURCES AT DECEMBER 31, 2006
Yamana Gold Inc. - El Peñón Mine

Resource Category	Mt	Au	Ag	Gold	Silver
		(g/t)	(g/t)	(k oz)	(k oz)

Measured	2.10	13.04	366.4	881	24,752
Indicated	7.40	8.46	335.3	2,014	79,809
Total Measured & Indicated	9.50	9.47	342.2	2,893	104,561

Inferred	2.46	7.93	262.8	626	20,759

Notes:

1.     CIM definitions were followed for mineral resources.

2.     Mineral resources are estimated at cut-off grades of 3.9 g/t or 5.0 g/t Au equivalent.

3.     High-grade composites are capped at the 98th or 99th percentile, depending on the individual vein grade distributions.

4.     Measured and Indicated mineral resources are inclusive of mineral reserves.

The classification complies with the CIM definitions and NI43-101 regulations. The mineral resource estimation is based on a density of 2.36 t/m3 to 2.48 t/m3, depending on the zone. A cut-off of 5.0 g/t AuEq was initially used, however, the mine is now in the process of converting to a lower cut-off of 3.9 g/t AuEq in order to ensure that lower grade incremental material is included in the inventory.

MINERAL RESERVES

Using the measured and indicated resources, as of December 31, 2006, Yamana compiled the underground Life of Mine Reserve (LOMR) statement. The process uses a series of steps including the construction of potential mining outlines based on the bench and fill mining method. Drilling and excavation drive outlines are interactively constructed and converted into mining solids using the Vulcan software system. The intervening mineralization (bench portion) that will be drilled is then modeled. Mine dilution, containing gold and silver grades, is added into the design by expansion of the solids.

The economic value of each potential mining outline is calculated using a forecast long-term gold price of US$470 per ounce, and long-term silver price of US$7.50 per ounce. These economic values are weighed against forecast costs and metallurgical

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recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (SMU) models.

The profitable (positive dollar value) stopes within the SMU models are examined to ensure that the economic potential supports the required development costs. If a stope is profitable and covers all operating and development costs, it is considered as ore and is “placed” in the LOMR inventory. For zones that are located a significant distance away from any existing underground access, the projected profits from the positive SMUs must cover the cost of the development to the mineralized zone before the zone is considered to be contained within the LOMR. Reserves are defined using mine recovery and dilution parameters, recent historical costs, and metallurgical recoveries.

As of December 31, 2006, proven and probable mine in situ reserves totalled 9.26 million tonnes grading 6.61 g/t Au and 274.6 g/t Ag and contained 1.97 million ounces of gold and 81.8 million ounces of silver, as summarized in Table 1-4. At that time, the total stockpile inventory, was 0.24 million tonnes grading 4.60 g/t Au and 104.6 g/t Ag. The total proven and probable reserves, including stockpile inventory, was 9.50 million tonnes grading 6.56 g/t Au and 270.3 g/t Ag and containing 2.00 million ounces of gold and 82.6 million ounces of silver.

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TABLE 1-4 MINERAL RESERVE ESTIMATE AT DECEMBER
31, 2006
Yamana Gold Inc. - El Peñón Mine

Reserve Category	Mt	Au	Ag	Gold	Silver
		(g/t)	(g/t)	(k oz)	(k oz)

Proven	2.15	8.09	285.4	560	19,764
Probable	7.11	6.16	271.4	1,407	62,027

Total	9.26	6.61	274.6	1,967	81,791

Notes:

1.     CIM definitions were followed for mineral reserves.

2.     Mineral reserves are estimated at cut-off grades averaging 4.65 g/t Au Equivalent

3.     Cut-off grades were estimated using an average long-term gold price of US$470 per ounce, long-term silver price of US$7.50 per ounce, Au selling costs of US$15.24/oz, Au metallurgical recovery of 95.3% and total operating costs averaging US$63.90/t.

4.     A minimum mining width of 3.5 m for drifting, 2.2 m for split blasting and 1.0 m for benching, plus dilution, was used.

5.     Bulk densities range from 2.36 g/cc to 2.48 g/cc.

Measured and indicated resources, not included in the mineral reserves, total 3.59 million tonnes grading 8.10 g/t Au and 208.1 g/t Ag and contain 0.94 million ounces of gold and 24.0 million ounces of silver (Table 1-5).

TABLE 1-5 MINERAL RESOURCE ESTIMATE (IN ADDITION TO MINERAL RESERVES)

Yamana Gold Inc. – El Peñon Mine

Resource Category	Mt	Au (g/t)	Ag (g/t)	Gold (Koz)	Silver (Koz)
Measured	0.76	12.77	201.5	312	4,918
Indicated	2.83	6.85	209.8	624	19,103

Total Measured & Indicated	3.59	8.10	208.1	936	24,021

Inferred	2.46	7.93	262.8	626	20,759

MINING OPERATIONS

During 2006, the mine produced only from underground operations. The total tonnage mined was 899,300 tonnes grading 8.44 g Au/t and 223.6 g Ag/t, which included

1-14

38,000 tonnes of marginal ore grading 2.47 g Au/t and 77.7 g Ag/t. Underground mining is by the bench and fill method.

LIFE OF MINE PRODUCTION SCHEDULE

The LOM production schedule, as of December 31, 2006, is presented in Table 1-6.

1-15

TABLE 1-6 LOM PRODUCTION SCHEDULE
Yamana Gold Company - El Peñón Mine

											2007 - 2015
Mill Feed	Unit	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Tonnes (000’s)	tpa	1,022	1,098	1,168	1,168	1,168	1,168	1,168	1,168	375	9,503
- Gold grade	g/t	7.63	7.79	7.59	6.88	6.11	6.55	5.18	4.73	7.18	6.56
- Silver grade	g/t	256.1	273.5	279.1	322.1	344.1	261.4	230.7	190.2	283.1	270.3
- Gold (000’s)	oz	251	275	285	258	230	246	194	177	87	2,003
- Silver (000’s)	oz	8,416	9,650	10,480	12,095	12,920	9,814	8,664	7,141	3,414	82,595
- Tonnes per day	tpd	2,800	3,007	3,200	3,200	3,200	3,200	3,200	3,200	1,028	2,893

1-16

SURFACE STOCKPILES

At the beginning of the year 2006, the stockpiles contained 317,607 tonnes of ore grading 5.06 g/t Au and 105.6 g/t Ag. During the year, the mine production was less than mill consumption, resulting in a net decrease of 78,672 tonnes of ore to the stockpile inventory. The 2006 year end stockpiles totalled 238,935 tonnes grading 4.60 g/t Au and 104.6 g/t Ag. Balances related to reclaimed tonnages and grades were established using the LIFO (Last In - First Out) approach.

MILL PRODUCTION AND PLANT RECOVERIES

The mill throughput for 2006 averaged 2,562 tpd. Yamana is planning on increasing this throughput to average approximately 2,800 tpd in 2007, 3,000 tpd in 2008 and 3,200 tpd for the balance of the LOM. Plant recoveries are estimated to average 94.4% Au and 91.5% Ag for the life of the operation.

ENVIRONMENTAL CONSIDERATIONS

PERMITTING

El Peñón has a number of operating permits in place. The Regulatory Organizations that have issued these operating permits and the number of permits issued are listed below.

Regulatory Organization:

•      Comision de Monumentos Nacionales (CMN) – 1 permit

•      Ministerio Agricultura (MAGR) – 1 permit

•      Comision Regional de Medio Ambiente (COREMA) – 9 permits

•      Superintendencia de Electricidad y Combustibles (SEC) – 7 permits

•      Servicio National de Geologia y Mineria (SERNAGEOMIN) – 11 permits

•      Servicio de Salud de Antofagasta (SSA) – 61 permits

•      Direccion General Aguas (DGA) – 7 permits

•      Ministerio de Defensa Nacional (MDN) – 1 permit

•      Ilustre Municipalidad Antofagasta (IMA) – 5 permits

1-17

RECLAMATION AND CLOSURE PLAN

El Peñón has a Reclamation and Closure Plan in place. The estimated capital cost for this Reclamation and Closure Plan is US$1.5 million.

CAPITAL AND OPERATING COST ESTIMATES

SUSTAINING CAPITAL

It is estimated that the El Peñón operation will require US$79.6 million in sustaining capital during the period from 2007 to 2015, at which time the operation will be shut down.

OPERATING COSTS

Overall 2006 operating costs increased by approximately 16%, from US$62.68 in 2005 to US$72.67 per tonne milled in 2006. This increase is mainly due to increased exploration activity and costs, and royalty payments. Mining and plant costs are estimated to increase by approximately 16% and 19%, respectively, in 2007, as a result of increased labour, plant reagent and energy costs. Also royalty payments are estimated to increase by approximately 149% resulting in a total estimated operating cost of US$77.74 per tonne milled in 2007. After 2007, operating costs are estimated to increase by 3% to 4%, from 2007 levels, until 2010 when mining costs are estimated to increase by approximately 10% and then decrease. The average operating costs, for the period 2007 to 2015, are US$79.28 per tonne milled.

1-18

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Yamana Gold Inc. (Yamana) to carry out an audit of the mineral resources and mineral reserves of the El Peñón gold-silver deposit in Chile. The purpose of this report is to provide Yamana with an independent assessment of reserves and resources. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI43-101) and Form 43-101FI. Scott Wilson RPA visited the property from December 19 to 21, 2006.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE). Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil. Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

In the third quarter of 2007, Yamana acquired and merged with Meridian Gold Inc. (Meridian), a mid-tier gold producer with two mining operations in Chile, El Peñón being one of them, and development and exploration projects throughout the Americas. Meridian was a Canadian reporting issuer listed on TSX and NYSE, and was involved in the acquisition, exploration, and development of gold properties in North and South America(1).

Currently, the major assets and facilities associated with the mining operations are:

•      The orebodies.

•      The physical plant site including administrative office complex and associated facilities, the underground mine workings and associated facilities, the mill and

(1) In this report, all references to Meridian have been replaced by Yamana.

2-1

associated facilities such as the labs, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities.

•      Facilities providing basic infrastructure to the mine, including: access roads, electric power distribution system, water treatment and supply, and sewage treatment.

•      Underground infrastructure including portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•      Access by highway and gravel roads to the surrounding area including the national road infrastructure.

SOURCES OF INFORMATION

Site visits were carried out by David W. Rennie, P.Eng., Consulting Geological Engineer, and James L. Pearson, P.Eng., Associate Consulting Mining Engineer, both working for Scott Wilson RPA.

Discussions were held with Yamana personnel as follows:

•      Mr. Greg W. Walker, P. Geo., Senior Geologist, Reno, Nevada, USA

•      Gerardo R. Fernandez T., Manager - Mining Engineering, Reno, Nevada, USA

•      Esteban R. Chacon M., Mine and Engineering Manager, El Peñón Mine, Chile

•      Christian Cubelli B., Geology and Exploration Manager, El Peñón Mine, Chile

•      Nestor A. Concha C., Mine Engineer Superintendent, El Peñón Mine, Chile

•      Max A. Iribarren P., Senior Resource Geologist, El Peñón Mine, Chile

•      Cristian I. Alfaro F., Mine Planning Engineer, El Peñón Mine, Chile

•      David A. Ponczoch, Controller, El Peñón Mine, Chile

•      Eugenio Benitez G., Environmental Manager, El Peñón Mine, Chile

•      Carlos Moreno, Plant Manager, El Peñón Mine, Chile

•      Juan Contreras M., Senior Metallurgist, El Peñón Mine, Chile

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 22 References.

2-2

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micro (one-millionth)
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
CFM	cubic metres per minute
cm	centimetre
cm2	square centimetre
ct	carat (0.2 grams)
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft2	square foot
ft3	cubic foot
g	gram
G	giga (billion)
gal	Imperial gallon
g/l	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft3	grain per cubic foot
gr/m3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in2	square inch
j	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
l	liter
l/s	litres per second
m	metre
M	mega (million)
m2	square metre
m3	cubic metre
m3/h	cubic metres per hour
min	minute
masl	metres above sea level
mm	millimetre
mph	mile per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
opt, oz/st	ounce per short ton
oz	troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm, ppb	part per million; billion
psia	pound per square inch absolute
psig	pound per square inch gauge
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
v	volt
W	watt
wmt	wet metric tonne
yd3	cubic yard
yr	year

2-3

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Yamana Gold Inc. (Yamana). The information, conclusions, opinions, and estimates contained herein are based on:

•      Information available to Scott Wilson RPA at the time of preparation of this report,

•      Assumptions, conditions, and qualifications as set forth in this report, and

•      Data, reports, and other information supplied by Yamana and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Yamana. Scott Wilson RPA has not researched property title or mineral rights for the El Peñón mining operation and expresses no legal opinion as to the ownership status of the property.

3-1

4 PROPERTY DESCRIPTION AND LOCATION

The El Peñón mine is located in north central Chile, at latitude 24°40’ S and longitude 69°50’ W, approximately 165 km southeast of Antofagasta (Figure 4-1). The site is in the Atacama Desert, approximately midway between the Pacific coast and the border with Argentina. The property map is shown in Figures 4-2 and 4-3.

The El Peñon property consists of 349 individual mining exploitation claims owned by Yamana. The claims cover the El Peñon mine, the Fortuna area, and surrounding exploration lands (Table 25-1 in Appendix 1).

4-1

Lago Titicaca
Arequipa
Puno
Peru
La Paz
Bolivia
Mollendo
Ilo
Toquepala
Oruro
Santa Cruz
Arica
Sucre
Pisagua
Uyuni
Iquique
Regions of Chile
1. Tarapaca
2. Antofagasta
3. Atacama
4. Coquimbo
5. Valparaiso
6. Santiago
7. O'Higgins
8. Del Maude
9. Bio-Bio
10. De la Araucania
11. De los Lagos
12. Aisen
13. Magallanes & Antarctica Chilena
Tocopilla
Chuquicamata
EL PEÑÓN PROJECT
Antofagasta
Salta
Taltal
Pueblo Hundido
Chañaral
San Miguel de Tucumán
Caldera
Copiapo
Huasco
La Serena
Ovalle
Cordoba
Chile
San Felipe
Mendoza
Valparaiso
Santiago
San Antonio
Islas Jaun Fernández (Chile)
Rancagua
Argentina
Talca
Cauquenes
Chillan
Concepción
Lebu
Baiha Blanca
Lonquimay
Temuco
Zapala
Valdivia
N
Osorno
San Carlos de Bariloche
Puerto Montt
Ancud
Castro
Rawson
Isla Grande de Chiloé
Atlantic Ocean
February 2008
Puerto Aisén
Coihaique
South America
Area of Interest
CHILE
San Julian
Santa Cruz
Strait of Magellan
Porvenir
Punta Arenas
Ushuaia
Cape Horn
18°
24°
30°
36°
42°
48°
90°
84°
78°
72°
66°
Legend:
National Capital
Provincia Capital
Secondary City
International Border
Provincia Border
Road
Railroad
0
200
400
600
800
Kilometres

Figure 4-1

Yamana Gold Inc.

El Peñón Project

Antofagasta Region, Chile

Location Map

4-2

430,000 E
440,000 E
450,000 E
460,000 E
Figure 4-2
Yamana Gold Inc.
El Peñón Project
Antofagasta Region, Chile
Property Map
7,330,000 N
7,320,000 N
7,310,000 N
7,300,000 N
7,290,000 N
7,280,000 N
N
El PEÑÓN AREA
FOR DETAIL
REFER TO
FIGURE 4-3
FORTUNA AREA
Legend:
Meridian 100% Owned
Third Parties Concessions
Mineral Deposits (Au, Ag)
0
2.5
5
7.5
10
Kilometres
February 2008
Source: Meridian Gold Inc., 2006.

4-3

450,000 E
451,000 E
452,000 E
453,000 E
7,305,000 N
7,304,000 N
7,303,000 N
7,302,000 N
7,301,000 N
7,300,000 N
N
Martillo Flats
Cerro Martillo
Vista Norte
Diablada
Veta Dorada
Quebrada Colorada
Q. Orito
Providencia
Pampa Campamento / Doncella
0 200 400 600 800 1000
Metres
Orita Sur

Figure 4-3

Yamana Gold Inc.

El Peñón Project

Antofagasta Region, Chile

El Peñón Deposits

February 2008

Source: Meridian Gold Inc., 2006.

4-4

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The El Peñón mine is accessed by a paved road which leaves the Escondida highway on route from Antofagasta. Travel time from Antofagasta is approximately 2.5 hours. Antofagasta is the principal source of supply for the mine. It is a port city with a population of 302,000 and daily air service to Santiago.

The mine is located in the Atacama Desert region of Chile at an elevation of approximately 1,800 masl. Relief in the area is modest, with widely dispersed hills and peaks separated by very broad open valleys. The climate in the Atacama is renowned as among the most arid in the world, with a mean annual precipitation in most areas of virtually zero. Temperatures can range from near freezing to +29°C. There is little or no vegetation in the area around the mine, and the principal land use is mining.

Currently, the major assets and facilities associated with the mining operations are:

•      The orebodies.

•      The physical plant site including administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, the mill and associated facilities such as the labs, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities.

•      Facilities providing basic infrastructure to the mine, including: access roads, electric power distribution system, water treatment and supply, and sewage treatment.

•      Underground infrastructure including portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•      Access by highway and gravel roads to the surrounding area including the national road infrastructure.

5-1

448,000 E
449,000 E
450,000 E
451,000 E
452,000 E
453,000 E
7,305,000 N
7,304,000 N
7,303,000 N
7,302,000 N
7,301,000 N
7,300,000 N
7,299,000 N
SITE BOUNDARY
MINE WORKINGS
CONTRACTOR'S CAMP
ACCESS ROAD
PLANT SITE
TAILINGS
N
0 200 400 600 800 1000
Metres

Figure 5-1

Yamana Gold Company

El Peñón Project

Antofagasta Region, Chile

Site Layout

February 2008

Source: Meridian Gold, 2006.

5-2

6 HISTORY

The discovery of El Peñón was the result of successful grassroots exploration carried out by Meridian geologists through the early 1990s. Regional exploration focusing on Early to Mid Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant Au-Ag mineralization. The next year, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit.

In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued uninterrupted to the present day.

Since September 1999, the operation has run continually at design capacity, treating both open pit and underground ore. As of December 31, 2006, the mill has treated approximately 5,665,100 tonnes of ore grading 11.9 g/t gold and 200 g/t silver.

Mill modifications have resulted in an increase in mill throughput capacity to 2,400 tpd ore, and improved metallurgical recoveries, approaching 97% for gold and 92% for silver. The mining methods, practices, and planning systems have been modified to reduce dilution and increase both mine recovery and daily production rates.

Exploration work completed to date has defined 24 mineralized zones (16 resource models) within nine geological trends. These are:

•      Quebrada Orito Trend: This north-south trend extends some 4,000 m along strike and dips 70° to 75° to the west. Detailed drilling has been completed at drill hole spacing of 30 m x 30 m (in places at 15 m centres). This has outlined underground and an open pit resources at three zones: Orito Sur, Quebrada Orito, and Orito Norte. Underground production has come from

6-1

Orito Sur and Quebrada Orito zones. Some open pit mining also has been done at Quebrada Orito.

•      Vista Norte Trend: This 1,000 m long trend has been drilled with hole spacing of 30 m. It contains several north-northeast oriented zones and dips 70° to 75° to the west. Currently it is being mined by underground methods.

•      Quebrada Colorada Trend: This 2,200 m long trend is oriented due north and dips 65° to 75° both to the east and west. Mining has been done since 2000 and recently a new zone (Veta Sorpresa) has been discovered.

•      El Valle/Discovery Wash (EVDW) Trend: This northeast oriented and steeply northwest dipping trend contains four mineralized zones. Mineralization has been intersected in surface reverse circulation (RC) drill holes as well as diamond drill holes, spaced 30 m to 60 m apart.

•      Cerro Martillo-Dorada Trend: This trend is approximately 3,600 m long and contains three mineralized zones. Some open pit mining has been done on the Cerro Martillo part of the trend.

•      Playa Trend: This area is situated southwest of the Orito Sur zone and is outlined by surface diamond drilling and RC drilling.

•      Pampa Campamento/Doncella Trend: This area is situated east of the Quebrada Colorada Trend. It is approximately 1,000 m long and is outlined by both RC and diamond drilling.

•      Fortuna Trend: The Fortuna is a relatively new discovery, located approximately 9 km west of the plant site. It is almost NS-striking and near vertical and has been traced for over a kilometre of strike length.

•      Aleste Trend: This zone is located 1.7 km east of the Martillo Flats system. It strikes north-northwest, dips almost vertically, and has been traced for just over 2.0 km of strike.

6-2

7 GEOLOGICAL SETTING

This section on the geology is largely condensed from Warren et al., 2004.

REGIONAL GEOLOGY

The El Peñón mine is located in the Central Depression of the Atacama Desert (Figure 7-1). The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt is host to many epithermal deposits and subvolcanic porphyry systems.

Late Cretaceous volcanic rocks comprise calc-alkaline magmatic arc rocks deposited in narrow fault-bound extensional basins. Compressive tectonism from 65 to 62 Ma resulted in the inversion of the Late Cretaceous basins, uplift and erosion of Late Cretaceous plutonic rocks to the west of the basin, and syntectonic magmatism along the basin-bounding faults. Volcanic rocks continued to accumulate through the rest of the Cretaceous in northeast-trending transtensional basins partially controlled by reactivation of basin-bounding faults.

Vulcanism continued to the middle Eocene. Eocene volcanic rocks comprise rhyolitic dome complexes and mafic andesites and basalts.

7-1

24°15'
69°30'
AN
CPN
EN
VS
PdASE
TT
AG
Falla Dominador
PG
EP
LN
CT
LT
MEL
24°30'
N
Eocene
Intermediate-composition intrusions
Paleocene and Eocene
Andesite dikes/andesitic to dacitic subvolcanic rocks
Rhyolite flows and domes
Dacite flows and domes
Pyroclastic rocks, minor volcaniclastic rocks
Andesite flows
Late Cretaceous
Intermediate-composition intrusions
Pyroclastic rocks, minor andesite and dacite flows
Early Cretaceous
Andesite and dacite flows, pyroclastic rocks
Faults, tick on hanging wall
50 m contour
0 1 2 3 4 5
Kilometres

Figure 7-1

Yamana Gold Inc.

El Peñón Project

Antofagasta Region, Chile

Regional Geology

February 2008

Source: Society of Economic Geologists, Warren et al., 2004.

7-2

PROPERTY GEOLOGY

Surface exposures at El Peñón are rare, and much of the mapping for the area is based on float. The property is underlain by mostly Late Cretaceous to Early Eocene pyroclastic flows, lavas, volcaniclastic breccias and tuffs of basalt to rhyolite composition. Several thin Early Cretaceous rhyolite tuff and dacite to andesite flow layers occur in the northern part of the property. These rocks are intruded by Late Cretaceous diorite and monzodiorite stocks and dacite domes.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units.

The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast-trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade ore-hosting faults is parallel to the bounding faults. Ore-bearing faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has also taken place along northeast-striking structures (e.g., Discovery Wash).

7-3

445000 m
447500 m
450000 m
452500 m
7305000 m
7302500 m
7300000 m
7297500 m
7295000 m
OFICINA DOMINADOR
LINEA FERREA
PLANTA
O.S.
BORDE ESTE
C. PAMPA PROVIDENCIA
TOSTADO NORTE
52.2±1.8
54.5±0.6
52.12±0.58
52.8±0.5 - 53.1±0.5
52.9±1.4
Lap
Tel
Dp
Fbr
Tfb
Tad
Tbx
Ab2
Slr
Tld
Xlt
Apo2
Ab2
Tpl
Dbhc
Dbh
Dbha
Rbx
Tx2
Apo
Lm
N
0 500 1000 1500 2000
Metres
0 2500 m

Figure 7-2

Yamana Gold Inc.

El Peñón Project

Antofagasta Region, Chile

Property Geology

February 2008

Source: Meridian Gold Inc., 2006.

7-4

8 DEPOSIT TYPES

The ore deposits at El Peñón are epithermal Au-Ag deposits, hosted in steeply dipping fault-controlled veins. Au and Ag mineralization comprises disseminations of electrum, native Au and Ag, acanthite, Ag sulphosalts and halides, and accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals. These minerals were deposited from boiling of dilute saline fluids circulating in a hydrothermal system driven by the Eocene to Paleocene magmatism. Late stage oxidation has occurred to a depth of 400 m below surface.

There are nine separate vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to ore zones, however, the relative proportion of the overall deposit is small. The principal ore-bearing vein zones are Quebrada Orito, Playa, Vista Norte, El Valle/Discovery Wash, Quebrada Colorada, Pampa Campamento/Dorada, Cerro Martillo, Fortuna and Aleste. Fortuna and Aleste are relatively recent discoveries that are contributing new mineral resources to the inventory.

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 m. Individual ore shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 m in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 g/t. Silver grades are in the order of hundreds to thousands of grams per tonne. This identifies El Peñón as a Bonanza-style epithermal vein deposit.

QUEBRADA ORITO

The Quebrada Orito Trend is the longest and one of the most productive structures to date, encompassing the 505, 506, Orito Norte, Diablada, Angelina, and Orito Sur Zones. Approximately 15% of the 2006 mineral resource tonnes and 13% of the mineral reserves reside in the Quebrada Orito Trend.

8-1

The Quebrada Orito Trend has been traced for almost 4,000 m parallel to a row of hills on the property. It extends out under flat basins to the north and south. The vein strikes almost due north with a slight flexure in the middle, causing a change in strike to NNE through the Quebrada Orito zone proper. Dips are in the order of 70° to 75° to the west.

VISTA NORTE

Vista Norte branches off of the Quebrada Orito Trend at the south end of Orito Norte and strikes NNE for a distance of approximately 1,100 m. Dips are in the order of 75° to 80° WNW. The zone contains approximately 4% of the mineral resources and 2% of the mineral reserves at El Peñón.

EL VALLE/DISCOVERY WASH

The El Valle/Discovery Wash Trend (EVDW) is unique in that the zone strikes NE between the Quebrada Orito and Quebrada Colorada Trends, and dips 70° to 80° to the NW. This represents a relatively rare instance in which ore grade mineralization is hosted in a structure that is not NS-striking. The EVDW branches from Quebrada Orito at the south end of Orito Norte, near the intersection of the Quebrada Orito with Vista Norte. The vein system veers northeastward for approximately 1,000 m until intersecting the Quebrada Colorada Trend. The trend comprises four individual zones, termed D, F, H, and Discovery Wash. These zones contain approximately 6% of the total mineral resources and 5% of the mineral reserves at El Peñón.

PLAYA

Playa is a relatively small northerly-striking vein system located approximately 0.5 km west of Quebrada Orito, immediately west of the plant site. The zone, which has been traced for some 400 m along strike, dips 70° to 80° to the west. The Playa Trend accounts for slightly less than 1% of the mineral resources and reserves for the mine.

QUEBRADA COLORADA

Quebrada Colorada is located in the centre of the known El Peñón system, striking north for approximately 2,200 m. The zone undulates back and forth along its

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strike-length, dipping from 65° E to 65° W. Individual zones within the Quebrada Colorada Trend include Purpura, Magenta, Escarlata, Carmin, Bermellon, and Sorpressa. Sorpressa is actually a parallel structure located just east of the Quebrada Colorada Trend. The trend ranks among the highest grade zones at El Peñón, and for many years has been a source of a large proportion of the total ounces produced. This high grade ore is largely depleted, however, and the production from this trend is being replaced by lower grade tonnes from other vein systems.

Approximately 6% of the 2006 mineral resources and 5% of the 2006 mineral reserves reside in the Quebrada Colorada Trend.

PAMPA CAMPAMENTO/DONCELLA

The Pampa Campamento/Doncella Trend is a relatively small zone located approximately 400 m east of the Quebrada Colorada Trend. The Pampa Campamento/Doncella system has been exposed for approximately one kilometre of strike and dips more or less vertically. The trend accounts for 3% of the mineral resources and 2% of the mineral reserves.

CERRO MARTILLO/DORADA

The Cerro Martillo and Dorada Trends are three distinct vein systems that lie along the eastern margin of the El Peñón deposit. Cerro Martillo is a very wide zone, with a strike-length of 2,000 m. Dorada represents the southward-striking extension of Cerro Martillo, continuing for approximately 1,600 m from a point 200 m south of Cerro Martillo. A third zone, termed Cerro Martillo Flats, has been traced for 1,700 m along strike and lies 100 m east of Cerro Martillo. The zone strikes just west of due north and dips vertically to 75° to the east. Dorada and Cerro Martillo dip 60° to 65° to the east.

The Cerro Martillo/Dorada Trend accounts for the largest single proportion of the 2006 El Peñón mineral resources and reserves. A total of approximately 36% of the Mineral Resources and 45% of the Mineral Reserves reside within the Cerro Martillo, Dorada, and Cerro Martillo Flats.

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FORTUNA/VETA DOMINADOR

Fortuna and Veta Dominador are relatively recent discoveries that have not been mined up to now. Veta Dominador is contributing to the mineral resources for the first time. The Fortuna structure is located approximately 10 km west of Quebrada Orito, and has been traced for a strike-length of 1,900 m. Fortuna strikes NNE and dips anywhere from steeply east at the southern end to 65° west in the north.

Veta Dominador is located another 600 m west of the Fortuna trend. It strikes in a slightly more northerly direction than Fortuna, and dips steeply southwest.

Fortuna comprises approximately 6% of the mineral resources and 8% of the mineral reserves in the 2006 estimate. Veta Dominador accounts for just under 4% of the mineral resources and 2% of the mineral reserves.

PROVIDENCIA

Providencia is located 500 m east of Pampa Campamento. It strikes due north for approximately 500 m and dips steeply to the east. This trend is contributing to the mineral reserves at El Peñón for the first time. A total of 16% of the mineral resources and 18% of the mineral reserves reside within the Providencia Trend.

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9 MINERALIZATION

Au and Ag mineralization consists of disseminated electrum, acanthite, native Au, native Ag, Ag sulphosalts, and Ag halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimeter-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% Au to 65% Au, and a secondary phase, which has resulted from supergene processes that have remobilized Ag and which typically consists of over 95% Au.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade Au-Ag mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

Age dating of adularia from the veins at El Peñón suggests that mineralization took place at around 52 Ma to 53 Ma (Early Eocene). Two mineralization and alteration events have been defined from fluid inclusion studies. The principal ore-forming event resulted from circulation of neutral, reduced fluids. It resulted in replacement of host- rock phenocrysts and groundmass by quartz, adularia, albite, carbonate, clays, calcite and chlorite, as well as quartz-adularia flooding and breccia-filling in the vicinity of the veins. Another, more widespread, alteration process was derived from acidic, oxidized hydrothermal solutions. This event resulted in the formation of lithocaps of quartzalunite alteration and quartz-alunite breccia-filling, with minor Cu and Ag and little or no Au.

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10 EXPLORATION

The discovery of El Peñón was the result of successful grassroots exploration carried out by Yamana geologists through the early 1990s. Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant Au-Ag mineralization. The next year, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t in what eventually became the Quebrada Orito deposit.

Exploration work completed to date has defined 26 mineralized zones (20 resource models) within nine geological trends (see Item 6 History for details).

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11 DRILLING

Yamana continually conducts exploration work in order to develop drill targets to replace reserves. Drilling is carried out on a nominal 30 m x 30 m pattern, with some holes drilled on a 60 m x 30 m pattern (i.e., 30 m vertical spacing on 60 m sections). Preliminary mineral resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling on a 15 m x 15 m pattern was the standard in earlier years, however, the practice was discontinued for a time. Yamana has recently resumed underground definition drilling, as it has been found to be useful in resolving local structural complexities.

Drilling is mostly reverse circulation (RC), with at least one diamond drill hole per 30 m section. Often, holes are collared with RC equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (6.35 cm core diameter), sometimes reduced to NQ (4.76 cm diameter). RC holes are drilled with 5 3/4 ” diameter equipment, which produces a hole approximately six inches in diameter. At the time of writing this report, total drilling was in excess of one million metres in more than 4,000 holes.

The primary drill contractor is Harris Drilling (Chile).

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12 SAMPLING METHOD AND APPROACH

Samples are taken both by surface drilling (termed exploration drilling) and underground drilling and panel sampling (mine samples). Exploration drilling typically is carried out to trace the structures and estimate mineral resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of RC cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and drill core. All exploration samples are assayed by Acme Analytical Labs (Acme) in La Serena, while all mine samples are assayed on site. Scott Wilson RPA did not inspect the Acme lab but notes that it has been subject to inspection by Yamana’s independent consultant and found to be satisfactory.

Sampling protocols were developed and are continuously monitored by independent consultants. Exploration RC samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a riffle. Samples are placed in plastic bags and transported to the on-site Acme sample preparation facility. Specimens are also collected in chip trays for logging.

Exploration drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, take the samples using a blade-type splitter, place them in plastic bags, and deliver them to the sample preparation facility.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site lab.

Underground development drifts are advanced on nominal 10 m vertical spacing. Each drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre

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wide. Minimum sample widths are 30 cm in the vein and 50 cm in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between 5 kg and 9 kg.

The technician uses a compass and tape to measure the distance and direction from the nearest survey station to the leftmost end of the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Samples lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

In Scott Wilson RPA’s opinion, the sampling protocols are appropriate for the style of mineralization at El Peñón.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The sampling, analytical, and QA/QC protocols were designed by independent consultants and are subject to annual review. The sampling and assaying protocols are based on heterogeneity studies carried out by Francis Pitard and Eduardo Magri. These studies had been initiated prior to the start of production and were updated intermittently as new zones were opened for mining or new sampling methods were contemplated. Scott Wilson RPA reviewed a recent heterogeneity study prepared by Magri on the Dorada zone dated May 2005. In Scott Wilson RPA’s opinion, the assay and sampling protocols for El Peñón meet or exceed common industry standards.

Exploration samples are crushed and pulverized at an on-site preparation facility operated by Acme. Samples are dried, crushed to 90% passing a 10 mesh (2 mm) screen, then riffled down to an 800 g to 1,000 g subsample. The subsample is pulverized in a disk pulverizer to 95% passing 140 mesh (0.105 mm). A 50 g pulp is extracted for assay. The samples are conveyed by Acme personnel to Antofagasta and thence by air freight to the Acme laboratory in La Serena for analysis.

The mine samples are processed in a similar fashion, except that they are sent to the mine lab for both preparation and assaying.

All samples are analyzed for Au by fire assay (FA) with Atomic Absorption (AA) finish, and for Ag using aqua regia digestion and AA. Samples assaying greater than 5 g/t Au are rerun using FA with gravimetric finish. Samples for which the preliminary assay is greater than 100 g/t Ag but less than 5 g/t Au (i.e., high Ag but low Au) are rerun using a four-acid digestion and AA.

Scott Wilson RPA inspected the sampling facility and on-site laboratory and found them to be well-managed and appropriately configured for the assaying at El Peñón.

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Scott Wilson RPA did not inspect the commercial lab at La Serena but notes that Acme is a well-known commercial analytical firm.

The mine site is in a remote location, and access to the property is rigorously controlled. The site is fenced, gated, and supervised by security guards at all times. Access is via an electronically controlled gate, all personnel are subject to metal detector scan on exit, and all bags are X-rayed. Samples are in the custody of Yamana personnel until they are turned over to the site lab or to the airline for transport to La Serena. In Scott Wilson RPA’s opinion, reasonable security measures are maintained for the samples and the possibility of tampering is remote.

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14 DATA VERIFICATION

Yamana has established formal, written protocols for sample collection, analysis, assay quality assurance/quality control (QA/QC), data compilation, and database validation. Sampling and analysis protocols have already been discussed in this report. Assay QA/QC is a joint responsibility of the geological and laboratory staff, in collaboration with the external lab at La Serena. Both labs conduct regular QA/QC assaying consisting of one blank, one standard, and one duplicate per batch of approximately 30 samples. The site geological personnel add one “sterile” (i.e., ésterile, or waste) sample per hole, usually in amongst the samples taken from the zone of interest. This is to provide a check on the sample prep facility. In addition, packets containing blind blanks and standards are added by the geological staff to the pulps prior to shipment to La Serena. Duplicate splits of the pulps are taken by the sample prep lab and included as blind duplicates in the shipments to the external lab. The pulp blanks, duplicates, and standards are included at a rate of one or two per drill hole, sometimes more if there are multiple or very wide veins. Duplicates are usually run at the on-site and one or more external labs.

Scott Wilson RPA reviewed the results obtained in the QA/QC check assay programs. Compilation of assay QA/QC results is carried out on a continuous basis by a staff geologist in the Exploration Department. The data are collected and plotted on graphs to look for problem areas, and monthly and annual reports are generated. General performance is monitored, including the number of samples collected, the number and type of QA/QC samples, equipment availability, assay return times, etc. The reports also describe the progress and results of special research projects, such as heterogeneity studies, that may be underway at the time. Any problem areas with regard to assay verification are flagged and recommendations for appropriate action are made.

In Scott Wilson RPA’s opinion, the collection and analysis of assay QA/QC data at El Peñón is quite thorough and meets or exceeds standard industry practice.

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15 ADJACENT PROPERTIES

The El Peñón mine is the principal mineral property in the area, and Scott Wilson RPA is not aware of any other significant exploration properties in the immediate vicinity of the mine.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

PLANT DESCRIPTION

The plant is being modified to treat approximately 2,800 tpd of mixed stockpiled ore in 2007. The mill throughput for 2006 averaged approximately 2,550 tpd of mixed stockpiled ore. Yamana is planning on increasing this throughput to average approximately 3,000 tpd in 2008 and 3,200 tpd for the balance of Life of Mine (LOM). Run-of-mine stockpile ore is dumped onto a grizzly that passes through to a 100 tonne live storage bin. From there ore is fed to a 950 mm x 1,250 mm jaw crusher by an apron feeder. Crusher ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 m x 7.77 m 2,500 kW SAG mill. The cyclone overflow goes to a thickener and the underflow to a cyanide leaching circuit. The solids from the leaching circuit go to a counter current decantation (CCD) circuit. Moisture from the underflow of the CCD circuit is removed by filters, and the dried product is sent to the dry tailings impound area. The precious metals are recovered by a zinc precipitate Merrill-Crowe process.

PLANT CONTROL

The mill carries out a rigorous sampling program to determine the processed tonnage and grade of the mill feed. This includes duplicate analytical results for both the solutions and solids.

Processed tonnages are based on weightometer readings that are located on the SAG mill feed conveyor, recirculated mill reject, and at the tailings discharge point. Daily analytical results are derived from the plant solutions and tailings discharge. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

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DOCUMENTATION PROVIDED

The Plant department provided extensive documentation regarding 2006 plant production. This information included the following:

•      A monthly summary of mill feed tonnage, including the wet tonnes, moisture content, recirculated load (pebble reject), and the final milled dry tonnage.

•      A monthly summary of grinding, pebble and crusher weightometer reconciliation.

•      A monthly summary of gold doré production and shipments.

•      A monthly summary of tailings grades.

•      A monthly summary of mill feed stockpile source and head grades.

•      A monthly summary of the gold and silver inventory within the refinery and plant.

•      The final year end production summary, including tonnes milled; ounces of gold and silver produced; head grades and metallurgical recoveries.

MILL PRODUCTION

In 2006, the mill production tonnage throughput was 935,104 tonnes grading 8.03 g/t Au and 231.2 g/t Ag. Total gold production for the year was 230,145 ounces of gold and 6,428,905 ounces of silver. The metallurgical recoveries were 95.4% for gold and 92.5% for silver. All mill feed was obtained from the ore stockpiles.

RECONCILIATION OF MINE REPORTED MILL FEED GRADES

The basis for determination of the reclaimed feed grade is a Last In – First Out (LIFO) approach from the stockpiles. At year end 2006, there was a total 238,935 tonnes grading 4.60 g/t Au and 104.6 g/t Ag in the stockpile. In Scott Wilson RPA’s opinion,

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the LIFO approach for definition of the mill feed grades by the mine department is reasonable.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Yamana personnel review the mineral resources and reserves at El Peñón on an annual basis and, if warranted, prepare updated estimates. For the year-end 2006, updated estimates were prepared for all zones except 506 and El Valle. Veta Dominador is a new zone added to the mineral resources for the first time.

MINERAL RESOURCES

Mineral resource estimates are prepared using block models, constrained by grade shell models defined at AuEq cut-offs of 5.0 g/t and 3.9 g/t for underground and 1.5 g/t for open pit resources and the dilution halo surrounding underground resources. Grade is interpolated into the block models using Ordinary Kriging (OK) and Inverse Distance Squared (ID2) or Cubed (ID3) for the veins and ID2 for wall rock dilution. All but Veta Al Este and El Valle are estimated with OK. Variogram and search parameters are derived separately for each zone from geostatistical analyses carried out by an independent consultant (Magri Consultadoras Limitada). A table of variogram and search parameters is provided in Appendix 2.

DATABASE

The data used for most of the grade shell models comprises surface and underground drillhole information, as well as underground panel samples taken from the development headings. Surface drilling is conducted on a nominal 30 m x 30 m pattern, although there are places where the separation between pierce-points is as much as 60 m. Some sections of the mine have been drilled from underground on 15 m x 15 m spacing. This practice was discontinued for a time but has recently been resumed. All the panel samples are rendered as “pseudo-drill holes” for entry into the database and manipulation.

Samples are composited to one metre lengths for grade interpolation. Scott Wilson RPA notes that the practice at the mine is to sample drill holes on two metre intervals

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until the hole approaches the target area, and then on one metre intervals through the zone. Compositing to one metre means that these two metre samples will be split, which strictly speaking, is not correct practice. As stated above, the location of these two metre samples is generally away from the veins and the samples are usually, but not always, low grade. Consequently, in Scott Wilson RPA’s opinion, the splitting of these samples during the compositing process will not affect the vein grade estimates, and will only marginally impact the estimate of grades of the dilution.

Grade distributions for both Au and Ag are positively skewed and there are occasional outliers to the distributions. These characteristics of the data could cause overestimation of the block grades if not moderated in some fashion. High-grade composites are capped at the 98th or 99th percentile, depending on the individual vein grade distributions. High-grade composites are also limited in their area of influence. The top cuts and restricted search parameters vary from zone to zone. These parameters are listed in Appendix 2. In Scott Wilson RPA’s opinion, the treatment of the high-grade portion of the grade distributions is reasonable and consistent with common practice in the industry. Scott Wilson RPA further notes that the capping strategy can be calibrated annually by comparing estimated grades against mill production.

WIREFRAME MODELS

The Mine Geology Department constructs the wireframe grade shell models primarily from the surface drill hole information for newly discovered veins and underground samples for the veins in areas where active mining is underway. The wireframes are updated continually as new information is collected, either through drilling or drifting. Wireframe models are built at 3.9 g/t AuEq or 5.0 g/t AuEq for underground mining and 1.5 g/t AuEq for surface mining. A larger “dilution” shell is created in either open pit or underground cases and fully contains any grade shell for that particular zone.

The mine is in the process of converting from a 5.0 g/t AuEq grade shell to a 3.9 g/t AuEq shell. At the time of writing, the conversion was not complete, and, therefore, the cut-off grade for wireframing is not standardized throughout the mine. It is reported that

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the reconstruction of the wireframes using the 3.9 g/t standard is taking place as time allows. In Scott Wilson RPA’s opinion, the use of the 5.0 g/t grade shells imparts a degree of conservatism into the estimate. Nevertheless, Scott Wilson RPA recommends that the conversion process be completed in order to ensure that a consistent standard is applied to all of the mineral resources.

Internal dilution is added if the grade of the waste can be carried by both “ore-grade” intercepts on either side of the waste interval. Minimum width constraints are not applied at the mineral resource modelling stage. For mineral reserve estimation, new volume models are constructed that take minimum mining widths into account.

Wireframe boundaries are extrapolated out to half the distance to a constraining waste intercept, and out to 30 m along strike and 30 m down-dip where no external information is available.

Scott Wilson RPA inspected most of the vein, open pit, and dilution grade shell models and notes that, for the most part, they have been constructed in a reasonable fashion. Occasional inconsistencies were noted, particularly in areas of underground development near drill holes. The accuracy of plotting the drill holes is such that the actual vein locations can be some metres away from where the drilling indicates. This causes difficulties when trying to construct wireframes such that both drill and drift information is taken into account. These types of problems often occur in places where the drill hole is steep and intersects the vein at a low angle. Relatively small changes in the orientation of these holes can result in significant changes in the interpreted vein boundaries. Other areas of concern occur where the veins branch, which can sometimes lead to inaccuracies in the vein models.

In Scott Wilson RPA’s opinion, the number of errors and inconsistencies found in the wireframe models is relatively low given the number of models and the volume of information involved. Modifications to the geological interpretation are an inevitable consequence of adding new information, such as underground drifting.

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GEOSTATISTICS

Geostatistical analyses are conducted for all zones by an independent consultant (Magri Consultadoras Limitada). The analyses use a slightly modified version of a semivariogram, consisting of 1 minus the correlogram value. The semivariograms from these analyses are used to configure variogram models for kriging. The variogram model parameters are provided in Appendix 2. Scott Wilson RPA reviewed the results of the geostatistical analyses and notes that they have been carried out and interpreted in a reasonable fashion, consistent with common practice. The software used to perform the analyses (GSLIB) is commonly used and accepted throughout the industry.

COMPOSITING

Drill samples are taken over intervals of two metres in the waste and one metre or less through the zones. Several of the more narrow zones have been sampled on 0.5 m intervals. The samples are composited to either 0.5 m to 1.0 m downhole intervals, depending on the zone. Compositing on 0.5 m intervals is done for Carmin, Escarlata, Magena, Purpura, and Sorpresa, and on 1.0 m intervals elsewhere. Only samples with centroids contained within the zones are included in the compositing. Composite strings are broken at the vein boundaries. This results in partial composites at the point at which the drill holes exit the zone. Composites that end up less than 0.5 m in length are dropped from the grade interpolation.

As part of the audit, Scott Wilson RPA reran the AuEq calculations, capping and compositing, as well as the statistical analyses for all the zones at El Penon, and found no significant errors.

BLOCK SIZE

Block sizes are listed in Table 26-2 in Appendix 2. Parent block size selection is dependent on vein geometry, primarily the width. Sub-blocking is used to allow the block model to more accurately honour the boundaries of the wireframe models. The selection of block size is important in that a block size that is too small for the data density can lead to an overestimation of selectivity resulting in an overstatement of

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mineral resources above the cut-off grade. This occurs when the combination of block geometry and grade distribution does not accurately reflect the true ore/waste selectivity in the stopes. In Scott Wilson RPA’s opinion, the parent block sizes are somewhat small compared to the drill hole spacing. However, any possible overestimation of block selectivity, if it occurs at all, is likely to be small and is mediated by the use of SMU (Selective Mining Unit) solid models in the estimation of mineral reserves.

SEARCH PARAMETERS

The grade estimation is usually carried out in four passes, with each successive pass using more liberal composite selection parameters than the previous one. The first three passes are done using a search ellipsoid measuring 60 m along strike, 30 m up and down dip, and 12 m across strike, oriented parallel to the principal axes of the variogram. Scott Wilson RPA notes that, in almost all cases, the variogram orientation closely paralleled the vein orientations. For the fourth pass, the search ellipsoid is increased to 60 m x 60 m x 12 m. The first pass is limited to a minimum of four and maximum of eight composites per block, with a minimum of three drill holes required. For the second pass, the minimum number of composites and minimum number of drill holes per block estimate is reduced to two. In the third and fourth passes, the minimum number of composites and drill holes are set to one. The purpose of performing the grade interpolation in passes in this way is to provide a means for subdividing the blocks by level of confidence, thereby providing a means of assigning mineral resource classifications. In Scott Wilson RPA’s opinion, the search parameters used for the grade interpolations are reasonable and consistent with common industry practice. The search parameters are summarized for each zone in Appendix 2, Table 26-3.

BULK DENSITY

Bulk density measurements, using the water immersion method, are routinely made on intact core samples and specimens collected underground. This data is used to derive average bulk density estimates for each zone in the mine. Bulk densities range from 2.36 g/cc to 2.48 g/cc. Bulk density values used are shown in Table 26-1 in Appendix 2.

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CUT-OFF GRADE

The cut-off grade used for construction of the wireframe models of the higher grade underground mineral resources was 3.9 g/t. Originally it was 5.0 g/t AuEq and some wireframe models have yet to be converted to the lower cut-off. This is being addressed as time allows. Open pit mineralization wireframes have been constructed at a cut-off of 1.5 g/t AuEq. Wireframe models were also constructed for the dilution rind surrounding the economic mineralization. These models are created using a cut-off of 1.5 g/t AuEq. Scott Wilson RPA prepared a preliminary cash flow model of the El Peñón operation and from this model was able to estimate the breakeven cut-off grades for the Life of Mine Reserves (LOMR). In Scott Wilson RPA’s opinion, a 3.9 g/t AuEq grade shell cut-off is reasonable, and possibly somewhat conservative.

An operational cut-off grade is applied during the conversion of mineral resources to reserves. This cut-off is derived from costs specific to each mining zone and includes provisions for development and dilution. This is discussed in more detail in the Mineral Reserves section of this report.

MINIMUM MINING WIDTH

No rigorous minimum mining width constraint was used in the construction of the grade shells. However, the sampling and compositing strategy are such that a nominal minimum apparent width of approximately one metre is applied, since that is the most common minimum sample size in the veins. The grade shell wireframes are based entirely on the drill hole intercepts that are at or above the grade shell modelling cut-off, either at 5.0 g/t or 3.9 g/t AuEq.

CLASSIFICATION

Mineral resource classification is applied according to the following criteria:

•      Measured Resources – are those blocks that were estimated in Pass 1 and are within an average distance of 15 m from the composites used in the block estimate.

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•      Indicated Resources – are those blocks that were estimated in Pass 1 but did not meet the 15 m distance criterion for the Measured category, or blocks estimated in Pass 2 that lie within 30 m of the nearest composite.

•      Inferred Resources – all other blocks captured in the grade interpolation.

Scott Wilson RPA notes that the classifications conform to the CIM definitions and to NI43 -101 regulations.

Until recently, the principal justification for the classification has been the reasonably close reconciliation of the mineral resource estimates with the production results. Production to the end of 2006 was 899,300 t grading 8.44 g/t Au and 223.6 g/t Ag. However, the tonnage and grade for the same area of the mine was estimated by the block models to be 1.015 Mt grading 9.90 g/t Au and 246.0 g/t Ag. This represents a 13% overestimation of tonnes, a 17 % overestimation of Au grade, and a 10% overestimation of Ag grade. The combination of the shortfall in tonnes and grade resulted in an overestimate of total metal Au and Ag metal contents by approximately 32% and 24%, respectively. The same reconciliation exercise carried out in 2005 indicated that the block models underestimated tonnes by 8% and grade by 6% for Au and 19% for Ag.

The reconciliation of production with predicted tonnes and grade suggests that the accuracy of the estimates has decreased somewhat from previous years. For this reason, in Scott Wilson RPA’s opinion, the classification is somewhat aggressive. Scott Wilson RPA recommends that the classification scheme for Measured resources be adjusted to include only those mineral resources that have been exposed by underground development or open pitting. Mineral resources estimated by drill results only should be constrained to no better than the Indicated class.

In Scott Wilson RPA’s opinion, the effect of changing the classification scheme will be to move some Measured resources into the Indicated category, and as a result move some Proven reserves to Probable. The overall tonnage and grade of the total mineral reserves will not be affected.

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The estimate of undiluted in situ mineral resources is summarized in Tables 17-1, 17- 2, and 17-3.

TABLE 17-1 MEASURED MINERAL RESOURCE ESTIMATE AT DECEMBER 31, 2006
Yamana Gold Inc. - El Peñón Mine

Resource Area		kt	Au	Ag	Gold	Silver
			(g/t)	(g/t)	(k oz)	(k oz)
Quebrada Orito - Diablada	UG	49.9	19.43	73.3	31.2	117.7
- Angelina	OP	2.8	13.72	73.4	1.2	6.6
- Angelina	UG	34.0	18.70	62.9	20.5	68.8
- Orito Norte	OP	34.8	6.86	67.1	7.7	75.1
- Orito Norte	UG	127.6	13.79	98.0	56.6	401.9
-505	OP	3.1	6.17	81.4	0.6	8.0
-505	UG	179.8	11.20	140.0	64.6	809.4
-506	UG	99.0	12.49	123.6	39.8	393.7
- Orito Sur	UG	155.5	11.45	192.8	57.3	964.1
Playa	UG	13.5	15.09	501.5	6.5	217.3
Vista Norte	UG	115.8	20.37	263.1	75.9	980.0
El Valle - Zone H (Main)	UG	5.0	9.70	254.4	1.5	40.5
Discovery Wash	UG	35.8	7.28	246.2	8.4	283.5
Quebrada Colorada - Purpura	UG	38.8	9.79	333.5	12.2	416.2
- Magenta	UG	85.1	22.08	432.3	60.4	1,182.4
- Escarlata/Carmin	UG	99.8	26.21	332.9	84.1	1,068.6
- Bermellon	UG	21.1	20.09	734.2	13.6	497.3
Sorpresa	UG	14.7	14.10	350.6	6.7	165.8
Pampa Campamento	UG	51.6	13.55	405.6	22.5	672.7
Cerro Martillo	UG	313.8	9.53	355.7	96.2	3,589.3
Dorada	UG	369.1	12.20	745.6	144.8	8,848.1
Martillo Flats - Main Zone	UG	49.5	9.80	498.8	15.6	793.7
Martillo Flats - HW1 & 2	UG	6.7	7.36	403.8	1.6	86.8
Fortuna	OP	3.3	17.87	712.2	1.9	75.3
Fortuna	UG	48.6	12.03	791.6	18.8	1,236.4
Providencia	UG	134.0	6.49	388.1	28.0	1,672.1
Veta Dominador	UG	8.3	10.21	301.3	2.7	80.8
Total		2,101.3	13.04	366.4	880.8	24,752.1

Notes:

1.     CIM definitions were followed for mineral resources.

2.     Mineral resources are estimated at cut-off grades of 3.9 g/t or 5.0 g/t Au equivalent.

3.     High-grade composites are capped at the 98th or 99th percentile, depending on the individual vein grade distributions.

4.     Measured mineral resources are inclusive of mineral reserves.

17-8

TABLE 17-2 INDICATED MINERAL RESOURCE ESTIMATE AT DECEMBER 31, 2006
Yamana Gold Inc. - El Peñón Mine

Resource Area		kt	Au	Ag	Gold	Silver
			(g/t)	(g/t)	(k oz)	(k oz)

Quebrada Orito – Diablada	UG	89.5	11.99	107.6	34.5	309.8
- Angelina	OP	2.1	9.28	56.7	0.6	3.8
- Angelina	UG	76.5	11.21	93.3	27.6	229.4
- Orito Norte	OP	30.9	6.79	50.4	6.7	50.0
- Orito Norte	UG	194.7	13.73	57.8	85.9	361.9
-505	OP	75.6	7.59	79.6	18.5	193.4
-505	UG	220.0	13.03	131.9	92.2	932.6
-506	UG	36.4	10.48	112.9	12.3	132.1
- Orito Sur	UG	217.5	9.56	223.6	66.8	1,563.0
Playa	UG	63.3	9.01	235.6	18.3	479.5
Vista Norte	UG	192.7	11.26	155.6	69.7	963.8
El Valle - Zone H (Main)	UG	352.6	7.73	296.0	87.7	3,355.0
Discovery Wash	UG	128.5	8.04	180.6	33.2	746.4
Quebrada Colorada – Purpura	UG	82.9	7.54	434.0	20.1	1,157.3
- Magenta	UG	51.8	18.40	299.4	30.7	498.9
- Escarlata/Carmin	UG	79.5	16.33	234.8	41.7	599.9
- Bermellon	UG	24.1	20.49	487.5	15.8	377.0
Sorpresa	UG	38.6	9.21	269.8	11.4	335.2
Pampa Campamento	UG	205.8	8.53	241.8	56.4	1,599.4
Cerro Martillo	OP	0.0			0.0	0.0
Cerro Martillo	UG	1,085.2	8.22	251.7	286.8	8,780.5
Dorada	UG	1,214.5	8.09	503.5	316.0	19,658.4
Martillo Flats - Main Zone	UG	424.5	8.71	421.7	118.9	5,755.2
Martillo Flats - HW 1 & 2	UG	100.2	6.72	288.3	21.6	929.0
Fortuna	OP	18.9	4.79	211.4	2.9	128.7
Fortuna	UG	564.5	11.53	732.1	209.2	13,286.9
Providencia	UG	1,481.4	5.62	304.8	267.6	14,519.2
Veta Dominador	UG	351.1	5.33	253.6	60.2	2,862.2
Total		7,403.4	8.46	335.3	2,013.7	79,808.7

Notes:

1.     CIM definitions were followed for mineral resources.

2.     Mineral resources are estimated at cut-off grades of 3.9 g/t or 5.0 g/t Au equivalent.

3.     High-grade composites are capped at the 98th or 99th percentile, depending on the individual vein grade distributions.

4.     Indicated mineral resources are inclusive of mineral reserves.

17-9

TABLE 17-3 INFERRED MINERAL RESOURCE ESTIMATE AT DECEMBER 31, 2006
Yamana Gold Inc. - El Peñón Mine

Resource Area		kt	Au	Ag	Gold	Silver
			(g/t)	(g/t)	(k oz)	(k oz)

Veta Al Este	UG	675.7	9.29	263.8	201.9	5730.3
Quebrada Orito - Diablada	UG	32.3	11.01	74.3	11.4	77.0
- Angelina	OP	0.0	4.95	17.0	0.0	0.0
- Angelina	UG	23.9	14.20	48.9	10.9	37.6
- Orito Norte	OP	0.1	5.33	49.8	0.02	0.2
- Orito Norte	UG	16.9	13.03	92.9	7.1	50.5
-505	OP	3.1	5.62	9.8	0.6	1.0
-505	UG	31.5	19.67	166.0	19.9	168.2
-506	UG	1.6	18.98	157.9	1.0	8.1
- Orito Sur	UG	31.1	8.71	175.3	8.7	175.3
Playa	UG	15.0	6.67	216.8	3.2	104.6
Vista Norte	UG	107.9	9.43	77.4	32.7	268.4
El Valle - Zone D	UG	20.7	9.57	20.1	6.4	13.4
El Valle - Zone F	UG	22.6	7.78	168.1	5.7	122.2
El Valle - Zone H (Main)	UG	89.3	7.06	190.7	20.3	547.4
Discovery Wash	UG	23.0	8.46	219.3	6.2	161.8
Quebrada Colorada - Purpura	UG	26.3	8.03	296.6	6.8	250.6
- Magenta	UG	29.2	10.78	310.1	10.1	291.6
- Escarlata/Carmin	UG	33.4	14.64	180.5	15.7	193.8
- Bermellon	UG	4.7	14.67	399.1	2.2	60.1
Sorpresa	UG	25.6	6.51	256.0	5.4	210.8
Pampa Campamento	UG	112.2	6.83	263.3	24.6	949.4
Cerro Martillo	UG	172.2	6.91	211.0	38.3	1,168.2
Dorada	UG	325.2	7.08	403.5	74.0	4,218.1
Martillo Flats - Main Zone	UG	82.2	5.99	333.4	15.8	881.5
Martillo Flats - Hanging Wall 1 & 2	UG	108.8	6.04	357.2	21.1	1,249.9
Fortuna	OP	5.0	10.72	327.5	1.7	52.4
Fortuna	UG	85.7	6.28	367.8	17.3	1,013.3
Providencia	UG	253.6	5.60	253.6	45.6	2,067.9
Veta Dominador	UG	97.7	3.65	218.1	11.5	685.2
Total		2,456.6	7.93	262.8	626.1	20,758.8

Notes:

1.     CIM definitions were followed for mineral resources.

2.     Mineral resources are estimated at cut-off grades of 3.9 g/t or 5.0 g/t Au equivalent.

3.     High-grade composites are capped at the 98th or 99th percentile, depending on the individual vein grade distributions.

4.     Inferred mineral resources are not inclusive of mineral reserves.

SCOTT WILSON RPA BLOCK MODEL CHECKS

As part of the audit process, Scott Wilson RPA reviewed all the block models, except for one (506), and conducted a comparison of mean composite grades with mean block

17-10

grades for each of them. The block tonnages and grades were summed and confirmed. Scott Wilson RPA also inspected the block models and visually compared the block grades with the composite grades. For the most part, the local block grades appeared to agree with the composites.

Table 17-4 shows a comparison of mean block and composite grades.

TABLE 17-4 COMPARISON OF COMPOSITE AND BLOCK GRADES
Yamana Gold Inc. - El Peñón Mine

	Comps		Blocks		Diff		Pct Diff
Zone	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Diablada	21.22	89.64	22.13	109.00	0.91	19.36	4.3%	21.6%
Angelina	19.30	70.14	12.09	56.90	-7.21	-13.24	-37.4%	-18.9%
Orito Norte UG	13.92	89.74	9.76	58.90	-4.16	-30.84	-29.9%	-34.4%
505	12.55	164.65	10.96	149.60	-1.59	-15.05	-12.7%	-9.1%
Orito Sur	12.89	214.37	12.34	236.26	-0.55	21.89	-4.3%	10.2%
Playa	15.09	373.99	12.43	331.46	-2.66	-42.53	-17.6%	-11.4%
Vista Norte	18.23	186.87	16.16	185.53	-2.07	-1.34	-11.4%	-0.7%
El Valle/DW	7.38	264.47	8.03	209.50	0.65	-54.97	8.8%	-20.8%
Purpura	10.56	315.60	8.54	377.10	-2.02	61.50	-19.1%	19.5%
Magenta	29.02	626.42	27.27	566.90	-1.75	-59.52	-6.0%	-9.5%
Esc/Car (Tuff)	38.14	491.76	43.33	544.10	5.19	52.34	13.6%	10.6%
Esc/Car (N/Tuff)	28.78	409.72	32.38	478.90	3.60	69.18	12.5%	16.9%
Bermelion	23.45	591.69	20.41	636.80	-3.04	45.11	-13.0%	7.6%
Sorpresa	9.13	310.50	9.57	286.18	0.44	-24.32	4.8%	-7.8%
Pampa Camp	9.58	284.84	9.25	281.90	-0.33	-2.94	-3.4%	-1.0%
Cerro Martillo	9.10	392.23	8.56	288.80	-0.54	-103.43	-5.9%	-26.4%
Dorada	8.74	420.87	9.10	556.50	0.36	135.63	4.1%	32.2%
MF Main	8.35	372.16	8.41	415.50	0.06	43.34	0.7%	11.6%
MF HW	6.41	366.97	5.15	332.40	-1.26	-34.57	-19.7%	-9.4%
Providencia	5.92	305.02	5.68	303.90	-0.24	-1.12	-4.1%	-0.4%
Veta Al Este	12.14	405.84	9.29	263.80	-2.85	-142.04	-23.5%	-35.0%
Veta Dom	7.63	240.33	5.06	246.90	-2.57	6.57	-33.7%	2.7%

Table 17-4 suggests that the grades for most of the block models are either unbiased or conservative (i.e., the block grades are lower than the composite grades). Exceptions to this would be Diablada, Escarlata/Carmin, Bermelion, and Sorpresa. For these block models the mean block grades are significantly higher than the composite grades. These zones comprise approximately 5% of the mineral resources. This proportion of the overall mineral resource that may be positively biased is more than compensated for by

17-11

the proportion that is negatively biased. In Scott Wilson RPA’s opinion, this suggests that the global estimated grade of the mineral resources will probably be unbiased or, very possibly, conservative.

Yamana personnel generated nearest-neighbour (NN) estimates for each of the zones and used these to prepare drift analysis diagrams. The drift diagrams depict the local NN block grades compared to the kriged (or IDx) grades along the strike length of the zones. This provides a means of comparing local block grades with the local composite grades. Scott Wilson RPA reviewed the drift analysis diagrams and notes that they appear to show good agreement between the local (i.e., NN) and kriged grades.

Scott Wilson RPA conducted a complete re-estimate of the Diablada Zone, which is one of the models displaying a possible positive bias. A new composite table was created from the capped sample database. The estimation parameters were regenerated and confirmed, then block grades were estimated using these parameters. There were no significant changes warranted for the estimation parameters. The re-estimated model compared quite closely to the original. The total, unclassified tonnes and grade of the original estimate was 353.1 Kt grading 22.13 g/t Au and 109.0 g/t Ag. The rebuilt model totalled 355.3 Kt grading 21.19 g/t Au and 104.6 g/t Ag. The tonnes were virtually identical while the re-estimated model had marginally lower grades. The re-estimated grades were approximately 4% lower than the original, which, in Scott Wilson RPA’s opinion, is not significant. Variations of this magnitude can occur by using different software packages and volumetric methods and are well within the tolerance limits of the estimate.

There does not appear to be any obvious reason why the mean block grades at Diablada, or any other zone, should deviate from the mean composite grades. In Scott Wilson RPA’s opinion, the observed discrepancies may be due to local irregularities in drill hole spacing. For example, an isolated high (or low) grade intercept, without the limiting effect of surrounding moderating grades, will be spread into a disproportionately large number of blocks during the grade interpolation. This will bias the global estimate

17-12

of the weighted block grades relative to the composite grades. Over the entire property, these local discrepancies should tend to cancel one another out, which, in fact, appears to be true.

MINERAL RESERVES

Using the Measured and Indicated resources, Yamana compiled the underground LOMR (Life of Mine Reserve) statement. A summary of the Measured and Indicated resources used in the reserve estimation is presented in Table 17-5. The process uses a series of steps including the construction of potential mining outlines based on the bench and fill mining method. Drilling and excavation drive outlines are interactively constructed and converted into mining solids using the Vulcan software system. The intervening mineralization (Bench portion) that will be drilled is then modelled. Mine dilution, containing gold and silver grades, is added into the design by expansion of the solids. A summary of estimated dilution is presented in Table 17-6. Internal and external reserve dilution averages +62%, by weight, -36% gold grade and -35% silver grade. Further details of dilution, by tonnes and grade in each reserve area, are presented in Table 17-7.

Using these diluted tonnes and grades, the economic value of each potential mining outline is calculated using a forecast long-term gold price of US$470 per ounce and long-term silver price of US$7.50 per ounce. These economic values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (SMU) models.

17-13

TABLE 17-5 MINERAL RESOURCES USED IN THE RESERVE ESTIMATE
Yamana Gold Company - El Peñón Mine

	Measured					Indicated					Total
Resource Area	kt	Au	Ag	Gold	Silver	kt	Au	Ag	Gold	Silver	kt	Au	Ag	Gold	Silver
		(g/t)	(g/t)	(k oz)	(k oz)		(g/t)	(g/t)	(k oz)	(k oz)		(g/t)	(g/t)	(k oz)	(k oz)
Diablada	19.0	21.43	96.2	13.1	58.9	31.6	11.98	184.8	12.2	187.5	50.6	15.53	151.4	25.3	246.4
Angelina	27.3	17.93	69.9	15.7	61.4	33.9	11.96	133.2	13.0	145.1	61.2	14.62	105.0	28.8	206.5
Orito Norte	113.3	14.30	106.3	52.1	387.2	151.8	14.81	65.3	72.3	318.8	265.1	14.59	82.8	124.4	706.0
505	29.6	14.46	177.6	13.8	169.2	61.8	18.72	194.4	37.2	386.3	91.4	17.34	189.0	51.0	555.5
Orito Sur	68.6	11.99	214.2	26.4	472.1	110.4	12.00	242.9	42.6	862.5	179.0	12.00	231.9	69.0	1,334.5
Playa	8.1	13.06	462.6	3.4	120.1	37.9	9.90	312.1	12.1	380.7	46.0	10.46	338.5	15.5	500.8
Vista Norte	64.0	25.78	331.4	53.0	681.7	57.4	11.60	226.6	21.4	418.0	121.3	19.08	281.9	74.4	1,099.6
El Valle - Zone H (Main)	4.5	9.07	260.0	1.3	37.9	195.1	7.72	374.3	48.4	2,348.5	199.7	7.75	371.7	49.8	2,386.4
Discovery Wash	15.2	7.19	264.4	3.5	129.4	69.0	9.06	196.2	20.1	435.3	84.2	8.72	208.5	23.6	564.7
Purpura	29.0	10.26	347.5	9.6	323.6	46.1	8.94	543.6	13.2	805.1	75.0	9.45	467.9	22.8	1,128.7
Magenta	36.9	21.40	438.8	25.4	520.5	23.7	24.42	378.0	18.6	288.1	60.6	22.58	415.0	44.0	808.6
Escarlata/Carmin	37.3	24.60	308.5	29.5	370.3	37.0	20.63	277.2	24.5	329.7	74.3	22.63	292.9	54.1	700.0
Bermellon	18.1	20.84	784.1	12.1	456.3	18.5	21.88	543.6	13.0	324.0	36.6	21.36	662.4	25.2	780.3
Sorpresa	12.8	14.69	359.6	6.1	148.2	7.8	12.61	315.9	3.2	79.3	20.6	13.90	343.1	9.2	227.5
Pampa Campamento	35.2	15.31	442.9	17.3	501.6	67.8	11.93	295.2	26.0	644.0	103.1	13.09	345.7	43.4	1,145.6
Cerro Martillo	275.0	9.92	377.2	87.7	3,334.9	842.8	8.81	265.7	238.8	7,199.7	1,117.8	9.08	293.1	326.5	10,534.6
Dorada	343.9	12.68	775.8	140.2	8,578.1	902.9	9.09	568.8	263.9	16,510.4	1,246.8	10.08	625.9	404.1	25,088.5
Martillo Flats - Main Zone	40.9	10.57	545.0	13.9	716.3	294.8	10.03	482.8	95.1	4,575.5	335.7	10.10	490.4	109.0	5,291.8
Fortuna	42.4	13.30	882.3.1	18.1	1,203.0	408.2	13.68	878.1	179.5	11,524.2	450.6	13.64	878.5	197.6	12,727.2
Providencia	117.1	6.72	402.1	25.3	1,513.2	1,056.9	6.14	342.3	208.6	11,632.4	1,173.9	6.20	348.3	233.9	13,145.7
Veta Dominador	4.0	13.18	392.4	1.7	50.3	116.1	7.00	351.1	26.1	1,310.7	120.1	7.20	352.5	27.8	1,361.0
Total	1,342.2	13.19	459.6	569.3	19,834.2	4,571.6	9.46	413.0	1,389.9	60,705.9	5,913.9	10.30	423.6	1,959.2	80,540.1

17-14

TABLE 17-6 SUMMARY OF ESTIMATED DILUTION

Yamana Gold Company - El Peñón Mine

	Proven			Probable			Total
Reserve Area	kt	Au	Ag	kt	Au	Ag	kt	Au	Ag
		(g/t)	(g/t)		(g/t)	(g/t)		(g/t)	(g/t)
Diablada	15.5	0.65	9.4	25.7	0.65	9.4	41.2	0.65	9.4
Angelina	12.3	0.62	11.6	15.2	0.62	11.6	27.5	0.62	11.6
Orito Norte	99.8	1.14	15.1	133.7	1.14	15.1	233.4	1.14	15.1
505	32.9	0.73	17.7	68.6	0.73	17.7	101.5	0.73	17.7
Orito Sur	55.5	0.86	27.1	89.4	0.86	27.1	144.9	0.86	27.1
Playa	4.8	0.49	10.9	22.4	0.49	10.9	27.1	0.49	10.9
Vista Norte	50.7	0.53	17.9	45.5	0.53	17.9	96.2	0.53	17.9
El Valle - Zone H (Main)	2.5	2.44	134.6	108.2	2.44	134.6	110.7	2.44	134.6
Discovery Wash	8.1	0.66	31.1	36.6	0.66	31.1	44.7	0.66	31.1
Purpura	18.7	0.46	27.4	29.8	0.46	27.4	48.5	0.46	27.4
Magenta	34.1	0.57	17.3	26.8	0.51	11.4	60.9	0.54	14.7
Escarlata/Carmin	38.4	0.41	12.3	37.3	0.39	11.4	75.7	0.40	11.9
Bermellon	21.1	0.35	15.9	21.6	0.35	15.9	42.8	0.35	15.9
Sorpresa	14.5	0.24	7.9	8.8	0.24	7.9	23.3	0.24	7.9
Pampa Campamento	25.8	0.43	13.2	49.8	0.43	13.2	75.6	0.43	13.2
Cerro Martillo	189.3	0.62	30.4	580.3	0.62	30.4	769.6	0.62	30.4
Dorada	181.4	0.53	34.2	476.1	0.53	34.2	657.5	0.53	34.2
Martillo Flats - Main Zone	20.9	0.27	16.3	151.0	0.27	16.3	171.9	0.27	16.3
Fortuna	23.9	0.43	43.1	232.2	0.44	44.3	256.1	0.44	44.2
Providencia	57.3	0.49	31.5	517.5	0.49	31.5	574.9	0.49	31.5
Veta Dominador	1.9	0.19	17.8	54.3	0.19	17.8	56.1	0.19	17.8
Total	909.4	0.62	25.3	2,730.7	0.63	32.7	3,640.1	0.63	30.9

17-15

TABLE 17-7 SUMMARY OF ESTIMATED DILUTION PERCENTAGES
Yamana Gold Company - El Peñón Mine

	Proven			Probable			Total
Reserve Area	Tonnes	Au Grade	Ag Grade	Tonnes	Au Grade	Ag Grade	Tonnes	Au Grade	Ag Grade
Diablada	81.3	-43.5	-40.5	81.3	-42.4	-42.6	81.3	-43.0	-42.1
Angelina	44.9	-29.9	-25.9	44.9	-29.4	-28.3	44.9	-29.7	-27.6
Orito Norte	88.0	-43.1	-40.2	88.0	-43.2	-36.0	88.0	-43.2	-38.3
505	111.0	-50.0	-47.4	111.0	-50.6	-47.8	111.0	-50.4	-47.7
Orito Sur	80.9	-41.5	-39.1	80.9	-41.5	-39.7	80.9	-41.5	-39.5
Playa	59.0	-35.7	-36.2	59.0	-35.3	-35.8	59.0	-35.4	-35.9
Vista Norte	79.2	-43.3	-41.8	79.2	-42.2	-40.7	79.2	-43.0	-41.4
El Valle - Zone H (Main)	55.4	-26.1	-17.2	55.4	-24.4	-22.8	55.4	-24.4	-22.8
Discovery Wash	53.0	-31.5	-30.6	53.0	-32.1	-29.2	53.0	-32.0	-29.5
Purpura	64.7	-37.5	-36.2	64.7	-37.2	-37.3	64.7	-37.3	-37.0
Magenta	92.5	-46.8	-46.2	113.1	-52.0	-51.5	100.6	-48.9	-48.4
Escarlata/Carmin	102.9	-49.9	-48.7	100.8	-49.3	-48.1	101.8	-49.6	-48.4
Bermellon	116.7	-53.0	-52.8	116.7	-53.0	-52.3	116.7	-53.0	-52.6
Sorpresa	113.1	-52.2	-51.9	113.1	-52.1	-51.7	113.1	-52.2	-51.9
Pampa Campamento	73.4	-41.1	-41.1	73.4	-40.8	-40.4	73.4	-40.9	-40.7
Cerro Martillo	68.9	-38.2	-37.5	68.9	-37.9	-36.1	68.9	-38.0	-36.5
Dorada	52.7	-33.1	-33.0	52.7	-32.5	-32.4	52.7	-32.7	-32.6
Martillo Flats - Main Zone	51.2	-33.0	-32.9	51.2	-33.0	-32.7	51.2	-33.0	-32.7
Fortuna	56.4	-34.9	-34.3	56.9	-35.1	-34.4	56.8	-35.1	-34.4
Providencia	49.0	-30.5	-30.3	49.0	-30.3	-29.8	49.0	-30.3	-29.9
Veta Dominador	46.7	-31.4	-30.4	46.7	-31.0	-30.2	46.7	-31.0	-30.2
Total	67.8	-38.5	-38.2	59.7	-34.9	-34.4	61.6	-35.8	-35.3

17-16

The profitable (positive dollar value) stopes within the SMU models are examined to ensure that the economic potential supports the required development costs. If a stope is profitable and covers all operating and development costs, it is considered as ore and is “placed” in the LOMR inventory. For zones that are located a significant distance away from any existing underground access, the projected profits from the positive SMUs must cover the cost of the development to the mineralized zone before the zone is considered to be contained within the LOMR.

Historically some resources have been left behind as support pillars and inaccessible or uneconomic ore left in stope mining areas, based on the results of mining activities. A summary of historical mine extraction, by reserve area, is presented in Table 17-8.

TABLE 17-8 SUMMARY OF MINE EXTRACTION
Yamana Gold Inc. - El Peñón Mine

Percent
Reserve Area	Extraction
Diablada	78.8
Angelina	96.2
Orito Norte	94.8
505	100.0
Orito Sur	99.2
Playa	87.2
Vista Norte	87.2
El Valle - Zone H (Main)	100.0
Discovery Wash	84.3
Purpura	62.8
Magenta	97.8
Escarlata/Carmin	95.3
Bermellon	100.0
Sorpresa	98.2
Pampa Campamento	97.0
Cerro Martillo	97.3
Dorada	96.4
Martillo Flats - Main Zone	100.0
Fortuna	100.0
Providencia	100.0
Veta Dominador	100.0
Total	97.0

17-17

Reserves are defined using mine extraction and dilution parameters, recent historical costs, and metallurgical recoveries. The LOMR includes underground and stockpiled reserves as of December 31, 2006.

UNDERGROUND RESERVE DESIGN CONSIDERATIONS

The underground LOMR is contained within nine trends including Playa, Quebrada Orito, Vista Norte, Discovery Wash – El Valle, Quebrada Colorada, Pampa Campamento - Doncella, Cerro Martillo, Fortuna and Aleste.

The design parameters by mine area are summarized in Table 17-9.

17-18

TABLE 17-9 UNDERGROUND DESIGN PARAMETERS
Yamana Gold Inc. - El Peñón Mine

Area	Drill & Excavation Drives	Split Blasting	Bench Height	Total Dilution
	(m)	(m)	(m)	(m)

Quebrada Orito Trend
Orito Sur	3.5x4.0	2.6x4.0	6 to 14	1.2
Orito Norte	3.5x4.0	2.5x4.0	10	1.4
Diablada	3.5x4.0	3.0x4.0	14	0.8
505	3.5x4.0	2.2x4.0	10	1.4
Angelina	3.5x4.0	2.6x4.0	14	1.0

Vista Norte Trend
Vista Norte	3.5x4.0	2.2x4.0	10	1.2

Quebrada Colorada Trend
Bermellon	3.5x4.0	2.2x4.0	6	0.8
Carmín & Carmín Sur	3.5x4.0	2.2x4.0	6	0.8
Escarlata	3.5x4.0	2.6x4.0	6	0.8
Magenta	3.5x4.0	3.0x4.0	6	0.8
Púrpura	3.5x4.0	2.4x4.0	6	0.8
Sorpresa	3.5x4.0	2.2x4.0	6	0.8

Cerro Martillo Trend
Cerro Martillo	3.5x4.0	2.6x4.0	12	1.2
Martillo Flats	3.5x4.0	2.2x4.0	6	1.0
Providencia	3.5x4.0	2.4x4.0	10	1.0
Dorada	3.5x4.0	3.0x4.0	10	1.0

Discovery W – El Valle Trend
Discovery Wash	3.5x4.0	2.4x4.0	6	0.8
El Valle	3.5x4.0	2.2x4.0	8	0.8

Playa Trend
Playa Trend	3.5x4.0	2.6x4.0	10	1.2

Pampa Campamento & Doncella
Pampa Campamento & Doncella	3.5x4.0	2.2x4.0	8	0.6

Fortuna Trend
Fortuna	3.5x4.0	2.2x4.0	6	0.8

Aleste Trend
Aleste	3.5x4.0	2.2x4.0	8	1.2

17-19

Not including dilution, a minimum mining width of 3.5 m for drifting, 2.2 m for split blasting and 1.0 m for benching was used as a design parameter. Using the above design criteria, Yamana constructs mining solids (SMUs) within Vulcan. The process consists of the following:

•      The mineralized solids are displayed using Vulcan. Drill and excavation drive solids are constructed. The drives are centered on the mineralized solid and are designed to contain all of the mineralization plus dilution. Where necessary, the width is increased to include all of the mineralization, with a minimum mining width of 2.2 m, including dilution for drives (split blasting method). The drives are spaced at varying vertical intervals ranging from six metres to fourteen metres. The selection is based on the width, grade, and dip of the mineralization.

•      The area between the excavation and drilling drives (the benches) is then modelled. Polylines delimiting the ore are constructed and then expanded outward to account for dilution resulting in the construction of a bench solid.

•      The mining solids are then divided into 15 m long segments which represent individual stopes, or SMUs (also referred to as chambers), along the strike of the mineralization.

•      Using the export utility within Vulcan, only the Measured and Indicated resource blocks contained within the SMU solids are exported to an Excel spreadsheet. This includes all blocks (subcells as well) that are wholly contained within the solid, as well as any portion of a block that is intersected by the final SMU solid. During export and for tracking purposes, each exported block is labelled according to the SMU source name. The exported data include the block grades for gold and silver, resource class, volume, and tonnage of the block. Dilution blocks are included and labelled as such.

•      Within Excel, the total metal content for each SMU is calculated for waste (dilution) and each of the resource categories including Measured and Indicated resources. The total contained resource is reported and compared to the resource model to ensure that the tonnage and grades are the same.

•      Using the metal prices for gold and silver, dilution, metallurgical recoveries, and the operating costs, an economic value was calculated for each chamber (SMU).  Chambers of negative value were excluded from further consideration in mine planning and reserve reporting. Table 17-10 presents a summary of the economic values and other parameters used to calculate the cut-off grades to estimate the 2006 LOMR.

17-20

•      The SMUs that are positive in economic value are then examined in vertical projection. Areas of contiguous positive SMU blocks are identified, and it is determined if the global economic operating profit of an area is adequate to cover the development cost. Areas meeting these economic criteria are categorized as part of the LOMR. The Measured and Indicated resources contained within these areas are converted to Proven and Probable reserves including dilution. The underground reserve reported by Yamana is a diluted reserve. There has been no allowance for mine recovery. (Note: Isolated areas located away from areas of significant mineralization are generally excluded from the reserve.)

TABLE 17-10 CUT-OFF GRADE
Yamana Gold Inc. - El Peñón Mine

Parameters	Unit Cost
Processing Cost	$ 16.31 Per Ore Tonne
General and Administrative Cost	$ 8.17 Per Ore Tonne
Gold Price	$ 470 Per Ounce
Silver Price	$ 7.50 Per Ounce
Selling Cost	$ 15.24 Per Gold Ounce
Gold Metallurgical Recovery	95.3%
Silver Metallurgical Recovery	91.9%
Equivalent Ratio	64.98

Area	Mining Cost Per In Situ Tonne (US$/t)	Cut-off Grade Gold Equivalent (g/t)
Orito Sur	37.65	4.46
Playa	33.21	4.14
Stope 505	38.50	4.52
Orito Norte	39.38	4.58
Vista Norte	42.19	4.78
Angelina	39.70	4.61
Diablada	35.62	4.31
Purpura	38.81	4.54
Magenta Norte	39.67	4.60
Discovery Wash/El Valle	39.78	4.61
Magenta	39.34	4.58
Escarlata	37.08	4.42
Carmín	42.22	4.79
Carmín Sur	34.33	4.22
Bermellón	37.68	4.46
Pampa Campamento	34.44	4.23
Sorpresa	36.92	4.41
Cerro Martillo	36.96	4.41
Martillo Flats	41.39	4.73
Dorada	39.01	4.56
Providencia	40.74	4.68
Al Este	39.97	4.62
Fortuna / Dominador	53.20	5.57
Weigted Average	40.30	4.65

Note: Marginal cut-off grade is 1.76 g/t Au equivalent.

17-21

YEAR END 2006 LIFE OF MINE RESERVE

As of December 31, 2006, Proven and Probable mine in situ reserves totalled 9.26 million tonnes grading 6.61 g/t Au and 274.6 g/t Ag and contained 1.97 million ounces of gold and 81.8 million ounces of silver, as summarized in Table 17-11. At that time, the total Proven and Probable reserves, including stockpile inventory, was 9.50 million tonnes grading 6.56 g/t Au and 270.3 g/t Ag and containing 2.00 million ounces of gold and 82.6 million ounces of silver.

17-22

TABLE 17-11 SUMMARY OF PROVEN AND PROBABLE MINE RESERVES (AS AT DECEMBER 31, 2006)
Yamana Gold Company - El Peñón Mine

	Proven					Probable					Total
Reserve Area	kt	Au	Ag	Gold	Silver	kt	Au	Ag	Gold	Silver	kt	Au	Ag	Gold	Silver
		g/t	g/t	k oz	k oz		g/t	g/t	k oz	k oz		g/t	g/t	k oz	k oz
Diablada	27.2	12.11	57.3	10.6	50.1	45.1	6.90	106.1	10.0	153.9	72.3	8.86	87.8	20.6	204.0
Angelina	38.0	12.56	51.8	15.4	63.4	47.2	8.44	95.5	12.8	145.0	85.3	10.28	76.0	28.2	208.4
Orito Norte	202.0	8.14	63.6	52.9	413.0	270.6	8.41	41.8	73.1	363.8	472.5	8.29	51.1	126.0	776.8
505	62.5	7.23	93.5	14.5	187.9	130.5	9.25	101.5	38.8	425.5	193.0	8.60	98.9	53.3	613.4
Orito Sur	123.0	7.01	130.5	27.7	516.1	198.1	7.02	146.4	44.7	932.6	321.2	7.01	140.3	72.4	1,448.7
Playa	11.2	8.39	295.0	3.0	106.3	52.6	6.41	200.3	10.8	339.0	63.8	6.76	217.0	13.9	445.2
Vista Norte	100.0	14.62	192.8	47.0	619.7	89.6	6.71	134.3	19.3	387.2	189.6	10.88	165.2	66.3	1,006.9
El Valle - Zone H (Main)	7.0	6.70	215.3	1.5	48.8	303.3	5.84	288.8	56.9	2,816.8	310.4	5.86	287.2	58.4	2,865.5
Discovery Wash	19.6	4.93	183.6	3.1	115.9	89.0	6.15	139.0	17.6	397.6	108.6	5.93	147.1	20.7	513.5
Purpura	30.0	7.29	172.3	7.0	166.0	47.7	6.37	264.8	9.8	405.7	77.6	6.72	229.1	16.8	571.7
Magenta	69.5	11.39	235.1	25.4	525.2	50.2	11.75	183.1	19.0	295.6	119.7	11.54	213.3	44.4	820.8
Escarlata/Carmin	72.2	12.44	157.8	28.9	366.2	70.0	10.58	142.0	23.8	319.4	142.1	11.52	150.0	52.7	685.6
Bermellon	39.2	9.80	370.4	12.4	467.1	40.2	10.28	259.4	13.3	335.1	79.4	10.05	314.2	25.6	802.2
Sorpresa	26.8	7.02	172.9	6.1	149.1	16.3	6.04	152.4	3.2	80.1	43.2	6.65	165.2	9.2	229.2
Pampa Campamento	59.2	9.01	261.0	17.2	496.9	114.0	7.06	175.9	25.9	644.8	173.2	7.73	205.0	43.1	1,141.7
Cerro Martillo	451.9	6.13	235.8	89.0	3,425.9	1,385.1	5.47	169.7	243.8	7,559.2	1,837.0	5.64	186.0	332.8	10,985.1
Dorada	506.3	8.49	519.7	138.2	8,460.2	1,329.1	6.14	384.2	262.2	16,418.4	1,835.4	6.78	421.6	400.3	24,878.6
Martillo Flats - Main Zone	61.8	7.08	365.9	14.1	727.3	445.7	6.72	324.8	96.4	4,654.6	507.6	6.77	329.8	110.4	5,381.9
Fortuna	66.3	8.66	579.7	18.5	1,236.1	640.4	8.88	575.8	182.8	11,854.7	706.7	8.86	576.2	201.2	13,090.8
Providencia	174.4	4.67	280.3	26.2	1,571.3	1,574.4	4.28	240.2	216.7	12,156.5	1,748.8	4.32	244.2	242.9	13,727.8
Veta Dominador	5.8	9.04	273.1	1.7	51.3	170.4	4.83	245.0	26.5	1,341.8	176.2	4.97	245.9	28.2	1,393.1
Mine Subtotal	2,154.1	8.09	285.4	560.2	19,763.9	7,109.6	6.16	271.4	1,407.3	62,027.1	9,263.7	6.61	274.6	1,967.5	81,791.0
Stockpile Subtotal	238.9	4.60	104.6	35.3	803.5						238.9	4.60	104.6	35.3	803.5
Grand Total	2,393.0	7.74	267.3	595.6	20,567.4	7,109.6	6.16	271.4	1,407.3	62,027.1	9,502.6	6.56	270.3	2,002.8	82,594.5

Notes:

1.               CIM definitions were followed for mineral reserves.

2.               Mineral reserves are estimated at cut-off grades summarized in Table 17-10.

3.               Mineral reserves are estimated using an average long-term gold price of US$470 per ounce, and long-term silver price of US$7.50 per ounce.

4.               A minimum mining width of 3.5 metres for drifting, 2.2 metres for split balsting and 1.0 metre for benching, plus dilution, was used.

5.               Bulk densities range from 2.36 g/cc to 2.48 g/cc.

17-23

Both open pit and underground measured and indicated mineral resources, not included in the mineral reserves, total 3.59 million tonnes grading 8.10 g/t Au and 208.1 g/t Ag (Table 17-12). In addition, there is 2.46 million tonnes of open pit and underground inferred mineral resources (Table 17-3).

TABLE 17-12 MINERAL RESOURCES ESTIMATE (IN ADDITION TO MINERAL RESERVES)

Yamana Gold Inc. - El Peñón Mine

	Measured			Indicated			Measured and Indicated
Resource Area	kt	Au	Ag	kt	Au	Ag	kt	Au	Ag
		(g/t)	(g/t)		(g/t)	(g/t)		(g/t)	(g/t)
Open Pit
Angelina	2.8	13.72	73.4	2.1	9.28	56.7	4.9	11.82	66.3
Orito Norte	34.8	6.86	67.1	30.9	6.79	50.4	65.7	6.83	59.2
505	3.1	6.17	81.4	75.6	7.59	79.5	78.7	7.53	79.6
Fortuna (New 2005)	0.8	18.88	772.5	12.6	3.28	128.9	13.3	4.17	165.6
Subtotal	41.5	7.49	81.5	121.2	6.97	76.8	162.7	7.10	78.0
Underground
Diablada	30.9	18.21	59.2	58.0	12.00	65.6	88.8	14.16	63.4
Angelina	6.7	21.86	34.2	42.6	10.61	61.6	49.3	12.15	57.8
Orito Norte	14.3	9.77	31.9	42.9	9.91	31.3	57.2	9.87	31.4
505	150.2	10.54	132.6	158.2	10.81	107.4	308.4	10.68	119.7
506	99.0	12.49	123.6	36.4	10.48	112.9	135.4	11.95	120.7
Orito Sur	87.0	11.03	175.9	107.0	7.04	203.6	194.0	8.83	191.2
Playa	5.4	18.13	559.6	25.4	7.67	121.2	30.8	9.50	198.1
Vista Norte	51.9	13.68	178.9	135.3	11.11	125.5	187.2	11.82	140.3
El Valle - Zone H (Main)	0.4	16.43	193.7	157.4	7.75	198.8	157.9	7.77	198.8
Discovery Wash	20.6	7.34	232.8	59.5	6.87	162.6	80.1	6.99	180.6
Purpura	9.9	8.39	292.3	36.9	5.80	297.1	46.7	6.34	296.1
Magenta	48.2	22.61	427.4	28.1	13.32	233.1	76.3	19.18	355.7
Escarlata/Carmin	62.5	27.17	347.5	42.5	12.59	197.8	105.0	21.27	286.9
Bermellon	3.0	15.51	429.9	5.5	15.80	298.9	8.5	15.70	344.7
Sorpresa	1.9	10.13	289.2	30.8	8.34	258.1	32.7	8.45	259.9
Pampa Campamento	16.4	9.78	325.3	137.9	6.86	215.4	154.3	7.17	227.1
Cerro Martillo	38.9	6.82	203.6	242.3	6.16	202.9	281.2	6.25	203.0
Dorada	25.2	5.64	333.5	311.6	5.21	314.2	336.8	5.24	315.7
Martillo Flats - Main Zone	8.6	6.14	279.5	129.8	5.71	282.8	138.4	5.74	282.6
Martillo Flats - Hanging Wall 1 & 2	6.7	7.36	403.8	100.2	6.72	288.3	106.9	6.76	295.6
Fortuna (New 2005)	8.7	7.45	321.1	162.6	5.99	351.7	171.3	6.07	350.2
Providencia (New 2005)	16.9	4.92	291.7	424.6	4.32	211.5	441.5	4.35	214.6
Veta Dominador (New 2006)	4.4	7.51	217.9	235.0	4.50	205.4	239.3	4.56	205.6
Subtotal	717.5	13.07	208.5	2,710.6	6.85	215.8	3,428.1	8.15	214.2
Remaining Resources	759.0	12.77	201.5	2,831.8	6.85	209.8	3,590.8	8.10	208.1

Note: Totals may not add due to rounding.

17-24

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

18-1

19 ADDITIONAL REQUIREMENTS

MINING OPERATIONS

MINE PRODUCTION FOR 2006

During 2006, the mine produced ore only from the underground operation. The total tonnage mined was 899,300 tonnes grading 8.44 g Au/t and 223.6 g Ag/t. The tonnage was determined by cavity surveys, and grades were determined by kriging. All mined ore was first delivered to the stockpiles.

Underground grade control samples were collected from all working areas and entered into the GEOSYS grade control database. This information was used to define each advance as ore or waste. A regression analysis of the database was used to estimate the average grade and establish if the mineralization is ore or waste.

In 2006, the mine produced 35,900 less tonnes than the mill consumed, which resulted in a decrease in the stockpile inventory.

Mine production for 2006, by area, is presented in Table 19-1 below.

19-1

TABLE 19-1 2006 MINE PRODUCTION

Yamana Gold Inc. - El Peñón Mine

Zone	Tonnes	Gold Grade	Silver Grade	Gold Contained Ounces	Silver Contained Ounces
		(g/t)	(g/t)
469	21,972	5.99	178.5	4,231	126,059
470	11,626	6.24	135.2	2,332	50,548
Angelina	22,144	10.46	34.4	7,448	24,524
Playa	27,152	10.98	271.0	9,585	236,550
Vista Norte	116,293	9.37	107.6	35,050	402,457
Caserón 503	15,329	9.47	70.4	4,669	34,692
Caserón 504	1,068	6.40	39.5	220	1,356
Diablada	46,718	10.96	53.8	16,464	80,779
Cerro Martillo	202,466	5.72	253.8	37,232	1,651,887
Dorada	152,452	7.61	438.9	37,287	2,151,111
Carmín	44,929	14.89	244.2	21,501	352,771
Carmín Sur	12,792	6.49	128.6	2,668	52,907
Escarlata	46,081	13.32	134.9	19,732	199,793
Magenta	12,559	16.14	155.0	6,518	62,573
Magenta Norte	53,882	10.99	277.6	19,031	480,888
Discovery Wash	6,388	3.27	188.2	672	38,647
Pampa Camp.	31,739	8.27	185.9	8,443	189,715
Bermellón	13,654	7.93	271.9	3,483	119,362
Púrpura	12,808	7.30	167.2	3,005	68,855
Sorpresa	9,172	5.24	145.6	1,546	42,920
Subtotal	861,224	8.71	230.0	241,119	6,368,396
Marginal	38,029	2.47	77.7	3,023	94,968
Total	899,253	8.44	223.6	244,142	6,463,364

MINING METHOD

Underground mining is by the bench and fill method. This method is used in all of the mineralized zones. Generally, this method is implemented on 10 m to 18 m high sublevels. Within this mining configuration, an ore extraction drive (4.0 m high by 3.5 m wide) located at the base of the stope is driven along the mineralization. A drill drive (also 4.0 m high by 3.5 m wide) is cut 10 m above the sill of the excavation drive. Whenever the mineralized widths exceed the maximum drive widths of 3.5 m the remaining wall ore is slashed. The material excavated from these drives is classified as ore or waste based on the grade control samples collected from the face of each round. Using the grade control sample results, the economic portion of the six metre high bench is delimited. This portion is drilled along the dip of the mineralization and is

19-2

subsequently blasted. The broken ore is mucked from the lower excavation drill drive. The empty stopes are backfilled.

In the areas where the mineralization is quite narrow, split (resue) blasting is implemented within both the excavation and drill drives to reduce dilution. The minimum width of the split blast is 2.2 m (1.5 m plus 0.7 m overbreak). Once the ore is mucked out, the remaining waste is blasted and removed for use as backfill.

Various programs have been used to establish mine production. These include the following:

•                 The grade control sampling procedures at both the underground face and open pits were audited in 2002 by Magri Consultadores Limited (MCL). The objective was to ensure that the samples were representative and suitable for subsequent analysis. MCL determined that the sample collection process was representative and provided a sample of appropriate quality. There have been no changes to the grade control sampling methods since that audit.

•                  Check assaying of grade control samples is being carried out. Standards, duplicates, and blanks have been used to determine the quality of the internal Yamana laboratory results.

In Scott Wilson RPA’s opinion, the procedures used to determine mined tonnages and grades are reasonable.

At the end of each month, the grade of the mined ore delivered to the stockpiles is estimated using the grade control data. A short-term production model is created using the final mined volumes and analytical data.

The open pits are no longer in operation.

LIFE OF MINE PLAN

The Life of Mine Plan (LOMP) was developed by the following process:

•                  The previous year end reserve model is used to define a production schedule.

19-3

•                  This production schedule is then used to define the cash requirements of the operation and an operating budget is prepared. A series of internal reviews and adjustments are made at the mine site, producing a mine site budget for executive review.

•                  These budgets and production schedule are reviewed by Yamana’s executive management. A final budget is reviewed and approved by the Board of Directors (BOD). This is considered to be a preliminary budget.

•                  A preliminary production plan and operating budget are updated using the current audited reserve model. These budgets are again reviewed by executive management and approved by the BOD.

The mine production schedule, as of December 31, 2006, is presented in Table 19-2, on the following page.

19-4

TABLE 19-2 MINE PRODUCTION SCHEDULE
Yamana Gold Company - El Peñón Mine

		Actual										2007 - 2015
Mine Plan	Unit	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Tonnes (000’s)	Tpa	899	997	1,098	1,132	1,225	1,198	1,246	1,149	1,219	0	9,264
- Gold grade	g/t	8.44	8.54	7.79	7.56	6.88	6.11	6.55	5.14	4.73	0.00	6.61
- Silver grade	g/t	223.6	301.4	273.5	278.5	322.1	344.1	261.4	229.6	190.2	0.0	274.6
- Gold (000’s)	Oz	244	274	275	275	271	235	262	190	185	0	1,967
- Silver (000’s)	Oz	6,463	9,660	9,650	10,138	12,688	13,250	10,469	8,486	7,450	0	81,791
- Tonnes per day	Tpd	2,464	2,731	3,007	3,102	3,357	3,282	3,413	3,149	3,339	0	3,187

19-5

The adjusted 2006 year-end stockpiles totalled 238,935 tonnes grading 4.60 g/t Au and 104.6 g/t Ag. Balances related to reclaimed tonnages and grades were established using the Last In-First Out (LIFO) approach.

A stockpile production schedule is presented in Table 19-3. The overall LOM production schedule is shown in Table 19-4.

19-6

TABLE 19-3 STOCKPILE PRODUCTION SCHEDULE
Yamana Gold Company - El Peñón Mine

	Unit	2007	2008	2009	2010	2011	2012	2013	2014	2015
Stockpile – Initial
Tonnes (000’s)	Tpa	239	214	214	178	235	265	343	324	375
- Gold grade	g/t	4.60	8.47	8.47	8.47	8.08	7.86	7.56	7.56	7.18
- Silver grade	g/t	104.6	297.9	297.9	297.9	303.8	308.3	297.6	297.6	283.1
- Gold (000’s)	Oz	35	58	58	48	61	67	83	79	87
- Silver (000’s)	Oz	804	2,048	2,048	1,705	2,299	2,629	3,283	3,105	3,414

Mine & Stockpile Combined Source Mill Feed
Tonnes (000’s)	Tpa	1,236	1,311	1,346	1,403	1,433	1,511	1,492	1,543	375
- Gold grade	g/t	7.78	7.90	7.71	7.08	6.44	6.78	5.69	5.32	7.18
- Silver grade	g/t	263.4	277.5	281.6	319.0	337.4	269.6	245.3	212.8	283.1
- Gold (000’s)	Oz	309	333	333	319	297	329	273	264	87
- Silver (000’s)	Oz	10,464	11,698	12,186	14,394	15,548	13,097	11,769	10,555	3,414

Stockpile – Final
Tonnes (000’s)	Tpa	214	214	178	235	265	343	324	375	0
- Gold grade	g/t	8.47	8.47	8.47	8.08	7.86	7.56	7.56	7.18	0.00
- Silver grade	g/t	297.9	297.9	297.9	303.8	308.3	297.6	297.6	283.1	0.0
- Gold (000’s)	Oz	58	58	48	61	67	83	79	87	0
- Silver (000’s)	Oz	2,048	2,048	1,705	2,299	2,629	3,283	3,105	3,414	0

Note: Totals may not add due to rounding

19-7

TABLE 19-4 LOM PRODUCTION SCHEDULE
Yamana Gold Company - El Peñón Mine

Mill Feed	Unit	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007 - 2015 Total
Tonnes (000’s)	tpa	1,022	1,098	1,168	1,168	1,168	1,168	1,168	1,168	375	9,503
- Gold grade	g/t	7.63	7.79	7.59	6.88	6.11	6.55	5.18	4.73	7.18	6.56
- Silver grade	g/t	256.1	273.5	279.1	322.1	344.1	261.4	230.7	190.2	283.1	270.3
- Gold (000’s)	oz	251	275	285	258	230	246	194	177	87	2,003
- Silver (000’s)	oz	8,416	9,650	10,480	12,095	12,920	9,814	8,664	7,141	3,414	82,595
- Tonnes per day	tpd	2,800	3,007	3,200	3,200	3,200	3,200	3,200	3,200	1,028	2,893

Note: Totals may not add due to rounding

19-8

MINERAL PROCESSING

Historical plant statistics are presented in Table 19-5. During the period 2004 to 2006, plant recoveries averaged 96.5% for gold and 92.7% for silver.

TABLE 19-5 HISTORICAL PLANT STATISTICS
Yamana Gold Inc. - El Peñón Mine

Mill Feed	Unit	2004	2005	2006
Tonnes (000)		836	880	935
Tonnes per day		2,292	2,411	2,562
Gold grade	g Au/t	12.0	11.1	8.0
Silver grade	g Ag/t	193	211	231
Contained Gold (000)	oz	322	315	241
Contained Silver (000)	oz	5,181	5,974	6,951

Plant Recovery	Unit	2004	2005	2006
Gold	%	96.5	96.4	95.4
Silver	%	92.2	92.8	92.5
Recovered Gold (000)	oz	314	303	230
Recovered Silver (000)	oz	4,812	5,538	6,429

Plant recoveries are estimated to average 94.4% Au and 91.5% Ag for the life of the operation. A summary of forecast mill feed and plant recoveries are presented in Table 19-6.

19-9

TABLE 19-6 MILL FEED AND PLANT RECOVERIES
Yamana Gold Inc. - El Peñón Mine

	Unit	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-15 Total
Mill Feed
Tonnes (000)		1,022	1,098	1,168	1,168	1,168	1,168	1,168	1,168	375	9,503
Tonnes per day		2,800	3,007	3,200	3,200	3,200	3,200	3,200	3,200	1,028	2,893
Gold grade	g/t	7.63	7.79	7.59	6.88	6.11	6.55	5.18	4.73	7.18	6.56
Silver grade	g/t	256.1	273.5	279.1	322.1	344.1	261.4	230.7	190.2	283.1	270.35
Contained Gold (000)	oz	251	275	285	258	230	246	194	177	87	2,003
Contained Silver (000)	oz	8,416	9,650	10,480	12,095	12,920	9,814	8,664	7,141	3,414	82,595

Plant Recoveries
Gold	%	94.9	94.7	94.6	94.4	94.2	94.4	93.9	93.8	94.2	94.4
Silver	%	91.9	91.2	91.2	91.5	91.8	91.5	91.6	91.2	92.1	91.5
Recovered Gold (000)	oz	238	260	270	244	216	232	182	166	82	1,890
Recovered Silver (000)	oz	7,733	8,797	9,556	11,072	11,855	8,981	7,932	6,513	3,143	75,583

Note: Totals may not add due to rounding

19-10

INFRASTRUCTURE

The existing underground infrastructure included ramp and adit access to the ore zones, lateral development, ventilation raises, electrical power distribution, ventilation fans, backfill plant, shotcrete plant, and a communication system in all of the mining areas. Development waste is used for backfill. This backfill is placed in the stopes using scooptrams and trucks.

UNDERGROUND MINE EQUIPMENT

A list of the underground mobile equipment at El Peñón is presented in Table 19-7, below.

TABLE 19-7 UNDERGROUND EQUIPMENT
Yamana Gold Inc. - El Peñón Mine

Mobile Equipment	Total
UG Trucks - 20 ton	3
UG Trucks - 26 ton	16
Scooptrams - 6 yd3	11
Scooptrams - 2 to 3.5 yd3	5
Cranes	14
Jumbos - 2 boom	10
Jumbos -1 boom	5
Simbas Production Drills	5
Scalers	3
Water Trucks	3
Front End Loaders	1
Anfo Loaders	1
Graders	2
Bulldozers	1
Services Trucks	2
Normet	4
Shotcrete Machines	4
Miscellaneous	5
Total	95

MARKETS

The principal commodities at El Peñón are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. El Peñón used a

19-11

gold price of $650 per ounce and $12.50 per ounce for silver in the economic analysis. In Scott Wilson RPA’s opinion, these metal prices are reasonable for the economic cash flow model.

ENVIRONMENTAL CONSIDERATIONS

PERMITTING

El Peñón has a number of operating permits in place. The Regulatory Organizations that have issued these operating permits and the number of permits issued are listed below.

Regulatory Organization:

•                 Comision de Monumentos Nacionales (CMN) – 1 permit

•                  Ministerio Agricultura (MAGR) – 1 permit

•                  Comision Regional de Medio Ambiente (COREMA) – 9 permits

•                  Superintendencia de Electricidad y Combustibles (SEC) – 7 permits

•                  Servicio National de Geologia y Mineria (SERNAGEOMIN) – 11 permits

•                  Servicio de Salud de Antofagasta (SSA) – 61 permits

•                  Direccion General Aguas (DGA) – 7 permits

•                  Ministerio de Defensa Nacional (MDN) – 1 permit

•                  Ilustre Municipalidad Antofagasta (IMA) – 5 permits

Dried mill tailings are transported to the tailings storage area, for disposal. It is Scott Wilson RPA’s understanding that there are no outstanding liabilities associated with the El Peñón operation.

RECLAMATION AND CLOSURE PLAN

El Peñón has a Closure Plan in place. The estimated capital cost for this Closure Plan and reclamation costs are presented in Table 19-8 below.

19-12

TABLE 19-8 RECLAMATION AND CLOSURE
CAPITAL COSTS

Yamana Gold Inc. - El Peñón Mine

Cost
Description	Estimate
(US$(000))
Tailings Deposit	765
Waste Dump	6
Open pits	18
Underground Mine	325
Backfill	35
Drill Platforms	23
Soil Contamination	4
Solution Management	264
Process Plant**	0
Residual Management	41
Monitoring	48
Other	15
Total	1,545

Note: Totals may not add due to rounding,

**Assumed that the cost to reclaim the process plant is equal to the sale of the equipment.

CAPITAL AND OPERATING COST ESTIMATES

SUSTAINING CAPITAL

It is estimated that the El Peñón operation will require US$79.6 million in sustaining capital during the period from 2007 to 2015, at which time the operation will be shut down. Details of these costs, on a year-to-year basis, are presented in Table 19-9.

OPERATING COSTS

Actual 2006 operating costs, per tonne milled, averaged US$72.67. Underground mining costs are estimated to increase by approximately 16% in 2007, resulting in a total operating cost of US$77.74 per tonne in 2007. This increase is due to higher contractor labour costs, longer haulage distances, higher plant reagent and energy expenses, and higher royalty payments. After 2007, operating costs are estimated to increase by 3% to 4%, from 2007 levels, until 2010 when mining costs are estimated to increase by approximately 10%. The average operating costs, for the period 2007 to 2015, are US$79.28 per tonne milled.

19-13

A summary of total operating costs and operating costs per tonne milled is presented in Tables 19-10 and 19-11, respectively. There is a 1.95% royalty on earnings before interest and taxes.

19-14

TABLE 19-9 SUSTAINING CAPITAL
Yamana Gold Company - El Peñón Mine

Sustaining Capital	Unit	Actual 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-15 Total
Mine	US$(000)	17,919	21,157	18,341	12,305	5,977	1,754	155				59,689
Plant	US$(000)	12,016	2,288	3,010	993	2,341	784	523	784			10,723
Administration	US$(000)	508	689	364	514	364	278	528	278			3,015
Exploration	US$(000)	5,279	6,222									6,222
Total Capital Costs	US$(000’s )	35,722	30,356	21,715	13,812	8,682	2,816	1,206	1,062			79,649

Per Tonne Milled
Mine	US$/t	19.16	20.70	16.71	10.54	5.12	1.50	0.13				6.28
Plant	US$/t	12.85	2.24	2.74	0.85	2.00	0.67	0.45	0.67			1.13
Administration	US$/t	0.54	0.67	0.33	0.44	0.31	0.24	0.45	0.24			0.32
Exploration	US$/t	5.65	6.09									0.65
Per Tonne Milled	US$/t	38.20	29.70	19.79	11.83	7.43	2.41	1.03	0.91			8.38

Note: Totals may not add due to rounding

19-15

TABLE 19-10 OPERATING COSTS
Yamana Gold Company - El Peñón Mine

Operating Costs	Unit	Actual 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-15 Total
Mine
O / P Mining	US$(000)
U / G Mining	US$(000)	36,313	46,343									46,343
Mine-Geology	US$(000)	1,038	938									938
Total Mining	US$(000)	37,352	47,281	52,728	55,025	61,015	60,519	59,709	54,220	57,571		448,067
Plant
- Fixed Plant Cost	US$(000)			5,998	6,384	6,384	6,384	6,384	6,384	6,384	2,050	46,350
- Variable Plant Cost	US$(000)			13,996	14,895	14,895	14,895	14,895	14,895	14,895	4,783	108,151
Total Mill Cost	US$(000)	14,331	18,619	19,995	21,279	21,279	21,279	21,279	21,279	21,279	6,833	173,120
Administration	US$(000)	7,524	8,310	8,924	9,497	9,497	9,497	9,497	9,497	9,497	3,050	77,263
Stockpile	US$(000)	2,074	(3,454)									(3,454)
Reclamation & Closure	US$(000)		166	178	190	190	190	190	190	190	61	1,545
Refining	US$(000)	2,183	2,562	2,937	3,164	3,566	3,758	2,957	2,601	2,178	1,120	24,841
Exploration	US$(000)	3,342	2,351									2,351
Royalty	US$(000)	1,152	3,139	3,488	3,684	3,597	3,439	2,982	2,220	1,615	1,484	25,646
Fortuna Royalty	US$(000)		479	466	571	831	1,021	498	95			3,962
Total Operating Cost	US$(000)	67,958	79,453	88,715	93,409	99,974	99,702	97,111	90,101	92,328	12,547	753,342

Note: Totals may not add due to rounding

19-16

TABLE 19-11 OPERATING COSTS PER TONNE MILLED
Yamana Gold Inc. - El Peñón Mine

		Actual										2007-15
Operating Cost	Unit	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Mine	US$/t	39.94	46.26	48.04	47.11	52.24	51.81	51.12	46.42	49.29		47.15
Plant	US$/t	15.33	18.22	18.22	18.22	18.22	18.22	18.22	18.22	18.22	18.22	18.22
Administration	US$/t	8.05	8.13	8.13	8.13	8.13	8.13	8.13	8.13	8.13	8.13	8.13
Stockpile	US$/t	2.22	(3.38)	—	—	—	—	—	—	—	—	(0.36)
Reclamation & Closure	US$/t	—	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16
Refining	US$/t	2.33	2.51	2.68	2.71	3.05	3.22	2.53	2.23	1.86	2.98	2.61
Exploration	US$/t	3.57	2.30	—	—	—	—	—	—	—	—	0.25
Royalty	US$/t	1.23	3.07	3.18	3.15	3.08	2.94	2.55	1.90	1.38	3.96	2.70
Fortuna Royalty	US$/t	—	0.47	0.42	0.49	0.71	0.87	0.43	0.08	—	—	0.42
Total per Tonne Milled	US$/t	72.67	77.74	80.83	79.97	85.59	85.36	83.14	77.14	79.05	33.45	79.28

19-17

MANPOWER

A list of manpower at El Peñón is presented in Table 19-12, below.

TABLE 19-12 MANPOWER

Yamana Gold Inc. - El Peñón Mine

Manpower	@ August 2007	Number
Company
Mine	Operations	24
	Engineering	23
	Exploration / Geology	37
	Production	27
	Mine Subtotal	111
Mill	Operations / Maintenance	66
	Chem.Laboratory	17
	Refinery	4
	Metal. Laboratory	6
	Mill Subtotal	93
G&A	Administration	13
	RRHH	15
	Environmental	4
	IT	3
	Warehouse & Purchase	8
	G&A Subtotal	43
	Total Company	247

Contractor	67 Contractors

Details	Geology	110
	Control	35
	Prevention	2
	Human Resources	26
	Environment	38
	Mill	96
	Mine	1258
	Total Contractor	1565

Grand Total		1812

ECONOMIC ANALYSIS

A positive after-tax Cash Flow projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 19-13. A summary of the key criteria is provided below.

19-18

ECONOMIC CRITERIA

PRODUCTION

•                  The LOMP is approximately eight years long, from January 2007 to April 2015.

•                  All of the surface stockpiles are depleted at the end of the LOMP.

•                  The long-term mill feed rate is 3,200 tonnes per day, 1,168,000 tonnes per year.

REVENUE

•                  Plant metallurgical recovery is estimated to average 94.4% for Au and 91.5% for Ag.

•                  Metal prices used in the LOMP are US$650 per ounce gold and US$12.50 per ounce silver.

•                  Revenue is recognized at the time of production.

COSTS

•                  Historical mine operating costs were used to forecast future operating costs.

•                  LOM production plan is summarized in Table 19-4.

•                  Mine life sustaining capital totals US$79.6 million.

•                  Average operating cost over the mine life is US$79.28 per tonne milled.

•                  There is a royalty on operating income.

•                  Effective tax rate (taxes booked) is 35% on revenue after deductions for operating costs, depreciation and amortization. Taxes paid are 17% on revenue after deductions for operating costs (less royalties), depreciation, and amortization.

Using the above assumptions, the operation generates undiscounted after-tax cash flow of US$892.2 million. At a 10% discount rate, the after-tax Net Present Value (NPV) is US$644.3 million. The unit cash cost of production is US$225 per ounce of gold, net of silver credits. Including capital costs, the total production cost is US$249 per ounce gold, net of silver credits.

19-19

TABLE 19-13 AFTER-TAX CASH FLOW SUMMARY
Yamana Gold Company - El Peñón Mine

Year	Unit	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-15 Total
Mill Tonnes	tpy (000)	1,022	1,098	1,168	1,168	1,168	1,168	1,168	1,168	375	9,503
Mill Gold grade	g Au/t	7.63	7.79	7.59	6.88	6.11	6.55	5.18	4.73	7.18	6.56
Mill Silver grade	g Ag/t	256.1	273.5	279.1	322.1	344.1	261.4	230.7	190.2	283.1	270.35

Gold Recovered	oz(000)	238	260	270	244	216	232	182	166	82	1,890
Silver Recovered	oz(000)	7,733	8,797	9,556	11,072	11,855	8,981	7,932	6,513	3,143	75,583
Gold Equivalent	oz(000)	387	429	453	457	444	405	335	292	142	3,344

Gold Price	US$/oz	650	650	650	650	650	650	650	650	650	650
Silver Price	US$/oz	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50	12.50

Gross Gold Revenue	US$(000,000)	154.7	169.2	175.2	158.5	140.5	150.8	118.6	108.2	53.0	1,228.7
Gross Silver Revenue	US$(000,000)	96.7	110.0	119.4	138.4	148.2	112.3	99.2	81.4	39.3	944.8
Total Revenue	US$(000,000)	251.3	279.2	294.7	296.9	288.7	263.1	217.8	189.6	92.3	2,173.4

Total Operating Cost	US$(000,000)	79.5	88.7	93.4	100.0	99.7	97.1	90.1	92.3	12.5	753.3

Total Capital Costs	US$(000,000)	30.4	21.7	13.8	8.7	2.8	1.2	1.1			79.6

Pre-Tax Cash Flow	US$(000,000)	141.5	168.7	187.5	188.2	186.2	164.8	126.6	97.2	79.8	1,340.5

Provision for DD&A	US$(000,000)	14.0	15.1	16.0	16.0	16.0	16.0	16.0	16.0	5.2	130.5
Provision for Reclamation	US$(000,000)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	1.5
Reclamation Spent	US$(000,000)								(0.8)	(0.8)	(1.5)
Taxes Booked	US$(000,000)	55.2	61.4	64.8	63.3	60.5	52.5	39.1	28.4	26.1	451.3
Taxes Paid	US$(000,000)	27.4	30.5	32.2	31.5	30.2	26.1	19.4	14.1	240.0	451.3
After-Tax Cash Flow	US$(000,000)	114.2	138.4	155.4	156.9	156.2	138.9	107.4	84.1	(159.4)	892.2
Cummulative After-Tax Cash Flow	US$(000,000)	114.2	252.7	408.1	565.0	721.2	860.1	967.5	1,051.6	892.2
NPV @ 10%	US$(000,000)										644.3

19-20

SENSITIVITY ANALYSIS

A sensitivity analysis was completed for key assumptions, including mill head grades, metallurgical recoveries, metal prices, capital cost and operating cost. The operation is most sensitive to gold head grades, metallurgical recoveries and metal prices, followed by silver prices, and is least sensitive to capital cost (Figure 19-1, Table 19-14).

FIGURE 19-1 SENSITIVITY ANALYSIS

19-21

TABLE 19-14 SENSITIVITY TABLE
Yamana Gold Inc. - El Peñón Mine

	NPV @ 10%(US$000,000’s)
Item	+1%	Base Case	-1%
Gold Head Grade	650.1	644.3	638.6
Silver Head Grade	648.6	644.3	640.1
Gold Recovery	650.1	644.3	638.6
Silver Recovery	648.6	644.3	640.1
Gold Price	650.1	644.3	638.6
Silver Price	648.7	644.3	640.0
Operating Costs	640.8	644.3	647.9
Capital Costs	643.8	644.3	644.8

19-22

20   INTERPRETATION AND CONCLUSIONS

A summary of Scott Wilson RPA’s interpretation and conclusions is presented below.

•      The practice at the mine is to sample drill holes on two metre intervals until the hole approaches the target area, and then on one metre intervals through the mineralized zone. Compositing to one metre means that above two metre samples are split, which, strictly speaking, is not correct practice. In Scott Wilson RPA’s opinion, the splitting of these samples during the compositing process will not affect the vein grade estimates, and will only marginally impact on the estimate of grades in dilution, since these two metre samples were taken in the waste and/or low grade mineralized areas.

•      In Scott Wilson RPA’s opinion, the sampling protocols are appropriate for the style of mineralization at El Peñón.

•      In Scott Wilson RPA’s opinion, the collection and analysis of assay QA/QC data at El Peñón is quite thorough and meets or exceeds standard industry practice.

•      High-grade composites are capped at the 97th, 98th, or 99th percentile, depending on the individual vein grade distributions. In Scott Wilson RPA’s opinion, the treatment of the high-grade tail to the grade distributions is reasonable and is consistent with common practice in the industry.

•      Scott Wilson RPA reran the AuEq calculations, capping and compositing, as well as the statistical analyses for all the zones at El Penon, and found no significant errors.

•      The mine is in the process of converting from a 5.0 g/t AuEq grade shell to a 3.9 g/t AuEq shell. At the time of writing this report, the conversion was not complete, and, therefore, the grade shell cut-off grade is not standardized throughout the mine. It is reported that the reconstruction of the wireframes using the 3.9 g/t standard is taking place as time allows. In Scott Wilson RPA’s opinion, the use of the 5.0 g/t grade shells imparts a degree of conservatism into the estimate.

•      Scott Wilson RPA inspected several of the vein structure grade shells, open pit grade shells, and dilution grade shells and notes that, for the most part they have been well-constructed and represent reasonable interpreted volumes.

•      Scott Wilson RPA has reviewed the results of the geostatistical analyses and notes that they have been carried out and interpreted in a reasonable fashion consistent with common practice. The software used to perform the analyses GSLIB (Geostatistical Software Library) is commonly used and accepted throughout the industry.

20-1

•      The search parameters used for the grade interpolations are reasonable and consistent with common industry practice.

•      El Peñón estimates the breakeven cut-off grade for the Life of Mine Reserves, using metal prices of $470/oz Au and $7.50/oz Ag, to range between 4.1 g/t AuEq, for the Playa zone, and 5.6 g/t AuEq, for the Fortuna/Dominador zone, with an incremental cut-off grades ranging between 2.5 and 3.3 g/t AuEq, respectively. In Scott Wilson RPA’s opinion, these are in line with a 3.9 g/t AuEq Resource shell cut-off, and are reasonable cut-offs to use for estimating the Mineral Reserves.

•      Scott Wilson RPA reviewed all the block models, except for one (506), and conducted a comparison of mean composite grades with mean block grades for each of them. The block tonnages and grades were summed and confirmed. Scott Wilson RPA also inspected the block models and visually compared the block grades with the composite grades. For the most part, the local block grades appeared to agree with the composites.

•      Scott Wilson RPA compared the global block means with the composite means for all zones and found that the block grades were generally close to, or somewhat lower than the composites. In four of the zones, Diablada, Escarlata/Carmin, Bermelion, and Sorpresa, the mean block grades were significantly higher than the composite grades. In Scott Wilson RPA’s opinion, the global resource grade is probably unbiased, or possibly somewhat conservative.

•      Yamana’s mineral resource classifications conform to the CIM definitions and to NI43-101 regulations. The reconciliation of production with predicted tonnes and grade suggests that the accuracy of the estimates has decreased somewhat from previous years. For this reason, in Scott Wilson RPA’s opinion, the classification is somewhat aggressive, and should be reviewed.

•      Yamana used long-term prices of US$470/oz and US$7.50/oz for gold and silver, respectively, to estimate mineral reserves. These prices are lower than current prices, and are conservative, in Scott Wilson RPA’s opinion.

•      Internal and external reserve dilution estimates average +62%, by weight, -36% gold grade and -35% silver grade. These estimates are approximately 13% higher than last years estimates. In Scott Wilson RPA’s opinion El Peñón estimate of dilution is reasonable

•      El Peñón estimates mine extraction will average 97% in the LOMP. This estimate is based on historical results, from zones that have been mined, and 100% extraction in zones that have no historical data. Since some of the reserves will be left behind, in every zone, due to inaccessibility, Scott Wilson RPA is of the opinion that average mine extraction should be in the 85% to 95% range. Reduced mine extraction will shorten the mine life.

20-2

•      The underground bench and fill mining method used at El Peñón is appropriate and reasonable for this type of application.

•      El Peñón mine has generally good ground conditions.

•      Ground water inflow into the underground workings is minimal and manageable.

•      The underground mine equipment used at El Peñón is appropriate for the operation.

•      The procedures used to determine the LOMP are reasonable.

•      The Last-In-First-Out approach for defining the mill feed, from surface stockpiles, is reasonable.

•      In Scott Wilson RPA’s opinion, El Peñón’s forecast mine and plant production targets are attainable and reasonable.

•      The forecast plant metallurgical recoveries, used in the LOMP, are within the historical range of recoveries, and are reasonable.

•      Underground mining costs are estimated to increase by approximately 16% in 2007. This increase is due to higher contractor labour costs, longer haulage distances, higher plant reagent and energy expenses, and higher royalty payments.

•      The El Peñón operation meets all environmental requirements.

•      The operation generates undiscounted after-tax cash flow of US$892.2 million using long term US$650/oz gold price and a US$12.50/oz silver price. At a 10% discount rate, the after-tax NPV is US$644.3 million. The unit cash cost of production is US$225 per ounce of gold, net of silver credits. Including capital costs, the total production cost is US$249 per ounce gold, net of silver credits. In Scott Wilson RPA’s opinion the metal prices used and the results are reasonable.

20-3

21   RECOMMENDATIONS

A summary of Scott Wilson RPA’s recommendations is presented below.

•      Scott Wilson RPA recommends that Yamana’s high-grade composite capping strategy be calibrated annually by comparing estimated grades against mill production.

•      Scott Wilson RPA recommends that the conversion from a 5.0 g/t AuEq cut-off grade shell to a 3.9 g/t AuEq cut-off grade shell be completed in order to ensure that a consistent standard is applied to all of the mineral resources.

•      The mineral resource classification system should be changed such that the Measured category can only be assigned to material that has been exposed and sampled by underground development.

•      The reserve cut-off grades should be updated based on forecast LOMP operating costs and plant metallurgical recoveries.

•      In the conversion of resources to reserves, mine dilution and unrecovered reserves (unrecoverable ore grade pillars, etc.) should continue to be summarized separately.

•      Yamana should investigate the possibility of lowering operating costs by reducing the number of onsite contractors using additional company personnel and equipment.

21-1

22   REFERENCES

Meridian Gold Inc., El Peñón Gold and Silver Mine, Chile: Year End 2004 Resource, Reserve, and Production Audit, Compiled By Western Services Engineering Inc., April 2005.

Meridian Gold Company Memo: To: Darcy Marud; From: Greg Walker; Subject: Summary of Steps in Determining the El Peñón Year End Resources and Reserves; Date: October 4, 2005.

Meridian Gold Company Memo: To: Resource, Reserve and Production Principles; From: Greg Walker; Subject: Resource, Reserve and Production Data Required for Year End Reporting and Audit Review; Date: October 13, 2005.

Technical Report on the El Penon Mine, Chile, Resource Audit; prepared for Meridian Gold Company by Scott Wilson RPA; Dated: January 26, 2007

Spread Sheets: - EP – Lom 2007 v3_JLP_Final_Oct9.xls, Dated Oct 1, 2007

- Reserves 2006-470-7. 5_VAR_FACTTOR_ALL2_Aug28.xls, Dated Oct 12, 2007

- Listado_pm_EL PENON_05-10-2007xls.xls, Dated Oct 12, 2007

- Resources.xls, Dated Oct 12, 2007

- YE06_ISGR_Zones Totals_Final.xls, Dated Feb 12, 2007

- Design Parameters.xls, Dated Jul 12, 2007

- Reserve Economic Parameters_YE2006_470_7 5_Oct4.xls Dated Oct 11, 7007

- Other Minerals.xls, Dated Sept 2, 2007

- YE06_OtherMinz_table_Final.xls, Dated Feb 12, 2007

- Manpower (2).xls, Dated Oct 4, 2007

Plan de Cierre y Abandono, Minera Meridian Ltda., Mina “El Peñón”

Gerencia de Geología y Exploraciones, Procedimiento Cambios de Terreno Para Control de Calidad y Entrega de Muestras Para Preparación a Laboratorio; October, 2005; El Peñón mine internal document.

Gerencia de Geología y Exploraciones, Procedimiento de Control de Calidad; September, 2005; El Peñón mine internal document.

Gerencia de Geología y Exploraciones, Procedimiento de Creación de Nuevos Sondajes, sus Muestras y Report Asociado, en Geosisexp Superficie; October, 2005; El Peñón mine internal document.

Gerencia de Geología y Exploraciones, Procedimiento: Envio de Muestras a laboratorio Externo; February, 2005; El Peñón mine internal document.

22-1

Gerencia de Geología y Exploraciones, Procedimiento de Toma y Cuarteo de Muestra en Sondajes de Aire Reverso (RC); September, 2005; El Peñón mine internal document.

Gerencia de Geología y Exploraciones, Procedimiento Tratamiento y Muestrio de Sondajes Diamantina; October, 2005; El Peñón mine internal document.

Gerencia de Geología y Exploraciones, Procedimiento de Validación y Actualización de Base de Datos (Au-Ag, e ICP); October, 2005; El Peñón mine internal document.

Procedimiento do Muestreo de Frentes Mediante Canaletas con Combo y Cuña en Interior Mina; May, 2005; El Peñón mine internal document.

Proceso de Validación de Canaletas de Producción; February, 2005; El Peñón mine internal document.

Warren, I., Zuluaga, J. I., Robbins, C. H., Wulftange, W. H., and Simmons, S. F., 2004: Geology and Geochemistry of Epithermal Au-Ag Mineralization in the El Peñón District, Northern Chile; Society of Economic Geologists, Special Publication 11, pp. 113-139.

22-2

23   SIGNATURE PAGE

This report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit”, prepared for Yamana Gold Inc. and dated February 11, 2008, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario	James L. Pearson, P.Eng.
February 11, 2008	Associate Mining Engineer

(Signed & Sealed)

Dated at Toronto, Ontario	David W. Rennie, P.Eng.
February 11, 2008	Consulting Geological Engineer

23-1

24   CERTIFICATE OF QUALIFICATIONS

JAMES L. PEARSON

I, James L. Pearson, P.Eng., as an author of this report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit”, prepared for Yamana Gold Inc. and dated February 11, 2008, do hereby certify that:

1.     I am an Associate Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.     I am a graduate of Queen’s University, Kingston, Ontario, Canada, in 1973 with a Bachelor of Science degree in Mining Engineering.

3.     I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 36043016). I have worked as a mining engineer for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•      Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•      Project Manager and Superintendent of Engineering and Projects at several underground operations in South America.

•      Senior Mining Engineer with a large Canadian mining company responsible for development of engineering concepts, mine design and maintenance.

•      Mining analyst at several Canadian brokerage firms.

4.     I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.     I visited the property from December 19 to 21, 2006.

6.     I am responsible for preparation of Items 16, 18, and 19 and parts of Items 1 to 6, 17, 20, and 21 of the Technical Report, including:

•      Inspection of underground workings and surface plant

•      Review of procedures for conversion of mineral resources to reserves, including estimation of dilution and extraction

•      Review of mining methods and planned development for LOM

•      Review of mine planning and scheduling

•      Review of production records

•      Inspection of the processing plant and the mill flow sheet

•      Review of mine operating and capital cost estimates for LOM, and development of a preliminary cash-flow model

24-1

•      Review of environmental permitting status and inspection of mine closure plan.

7.     I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.     Previously, I completed the “Technical Report on the El Penon Mine, Chile, Resource Audit” prepared by Scott Wilson RPA and dated January 26, 2007.

9.     I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101 F1.

10.   To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 11th day of February, 2008

(Signed & Sealed)

James L. Pearson, P.Eng.

24-2

DAVID W. RENNIE

I, David W. Rennie, P.Eng., as an author of this report titled “Technical Report on the El Peñón Mine, Chile, Resource Audit”, prepared for Yamana Gold Inc. and dated February 11, 2008, do hereby certify that:

1.     I am a Consulting Geological Engineer with Scott Wilson Roscoe Postle Associates Inc. My office address is Suite 388, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4.

2.     I am a graduate of the University of British Columbia in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3.     I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 13572). I have worked as a geological engineer for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•      Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•      Consultant Geologist to a number of major international mining companies providing expertise in conventional and geostatistical resource estimation for properties in North and South Americas, and Africa.

•      Chief Geologist and Chief Engineer at a gold-silver mine in southern B.C.

•      Exploration geologist in charge of exploration work and claim staking with two mining companies in British Columbia.

4.     I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.     I visited the property from December 19 to 21, 2006.

6.     I am responsible for the preparation of Items 7 through 15, and parts of Items 1 to 6, 17, 20, and 21 of the Technical Report, including:

•      Regional Geology

•      Property Geology

•      Deposit Type

•      Mineralization

•      Exploration

•      Drilling

•      Sampling Method and Approach

•      Sample Preparation, Analyses and Security

•      Data Verification

•      Adjacent Properties

•      Mineral Resources and Mineral Reserves Estimates

24-3

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	Previously, I completed the “Technical Report on the El Penon Mine, Chile, Resource Audit” prepared by Scott Wilson RPA and dated January 26, 2007.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101 F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 11th day of February, 2008

(Signed & Sealed)

David W. Rennie, P. Eng.

24-4

25    APPENDIX 1 LAND TENURE

LISTS OF MINING CLAIMS OWNED BY YAMANA

25-1

TABLE 25-1 CLAIM LIST
Yamana Gold Inc. - EI Penon Mine

	CONCESSION NAME	ROL NAC	LOCATION	REGISTRATION	OWNER	INSCRIPCION DOMINIO
1	AZUL 01 DEL 1 AL 10	022012619-6	ANTOFAGASTA	F.964 N.248 AÑO 1993	MINERA MERIDIAN LIMITADA	F.509 N.241 AÑO 2002
2	AZUL 02 DEL 1 AL 10	022012620-K	ANTOFAGASTA	F.968 VTA. N.249 AÑO 1993	MINERA MERIDIAN LIMITADA	F.510 N.242 AÑO 2002
3	AZUL 03 DEL 1 AL 10	022012621-8	ANTOFAGASTA	F.973 N.250 AÑO 1993	MINERA MERIDIAN LIMITADA	F.511 N.243 AÑO 2002
4	AZUL 04 DEL 1 AL 10	022012622-6	ANTOFAGASTA	F.977 VTA. N.251 AÑO 1993	MINERA MERIDIAN LIMITADA	F.512 N.244 AÑO 2002
5	AZUL 05 DEL 1 AL 10	022012623-4	ANTOFAGASTA	F.982 N.252 AÑO 1993	MINERA MERIDIAN LIMITADA	F.513 N.245 AÑO 2002
6	AZUL 06 DEL 1 AL 10	022012624-2	ANTOFAGASTA	F.986 VTA. N.253 AÑO 1993	MINERA MERIDIAN LIMITADA	F.514 N.246 AÑO 2002
7	AZUL 07 DEL 1 AL 10	022012625-0	ANTOFAGASTA	F.991 N.254 AÑO 1993	MINERA MERIDIAN LIMITADA	F.515 N.247 AÑO 2002
8	AZUL 08 DEL 1 AL 10	022012626-9	ANTOFAGASTA	F.995 VTA. N.255 AÑO 1993	MINERA MERIDIAN LIMITADA	F.516 N.248 AÑO 2002
9	AZUL 09 DEL 1 AL 10	022012627-7	ANTOFAGASTA	F.1000 N.256 AÑO 1993	MINERA MERIDIAN LIMITADA	F.517 N.249 AÑO 2002
10	AZUL 10 DEL 1 AL 10	022012628-5	ANTOFAGASTA	F.1004 VTA. N.257 AÑO 1993	MINERA MERIDIAN LIMITADA	F.518 N.250 AÑO 2002
11	AZUL 11 DEL 1 AL 10	022012629-3	ANTOFAGASTA	F.1009 N.258 AÑO 1993	MINERA MERIDIAN LIMITADA	F.519 N.251 AÑO 2002
12	AZUL 12 DEL 1 AL 10	022012630-7	ANTOFAGASTA	F.1013 VTA. N.259 AÑO 1993	MINERA MERIDIAN LIMITADA	F.520 N.252 AÑO 2002
13	AZUL 13 DEL 1 AL 10	022012631-5	ANTOFAGASTA	F.1018 N.260 AÑO 1993	MINERA MERIDIAN LIMITADA	F.521 N.253 AÑO 2002
14	AZUL 14 DEL 1 AL 10	022012632-3	ANTOFAGASTA	F.1022 VTA. N.261 AÑO 1993	MINERA MERIDIAN LIMITADA	F.522 N.254 AÑO 2002
15	AZUL 15 DEL 1 AL 10	022012633-1	ANTOFAGASTA	F.1027 N.262 AÑO 1993	MINERA MERIDIAN LIMITADA	F.523 N.255 AÑO 2002
16	AZUL 16 DEL 1 AL 10	022012634-K	ANTOFAGASTA	F.1031 VTA. N.263 AÑO 1993	MINERA MERIDIAN LIMITADA	F.524 N.256 AÑO 2002
17	AZUL 17 DEL 1 AL 10	022012635-8	ANTOFAGASTA	F.1036 N.264 AÑO 1993	MINERA MERIDIAN LIMITADA	F.525 N.257 AÑO 2002
18	AZUL 18 DEL 1 AL 5	022012636-6	ANTOFAGASTA	F.1040 VTA. N.265 AÑO 1993	MINERA MERIDIAN LIMITADA	F.526 N.258 AÑO 2002
19	AZUL 19 DEL 1 AL 10	022012637-4	ANTOFAGASTA	F.1045 N.266 AÑO 1993	MINERA MERIDIAN LIMITADA	F.527 N.259 AÑO 2002
20	AZUL 22 DEL 1 AL 5	022012640-4	ANTOFAGASTA	F.1049 VTA. N.267 AÑO 1993	MINERA MERIDIAN LIMITADA	F.528 N.260 AÑO 2002
21	AZUL 23 DEL 1 AL 10	022012641-2	ANTOFAGASTA	F.1054 N. 268 AÑO 1993	MINERA MERIDIAN LIMITADA	F.529 N.261 AÑO 2002
22	AZUL 24 DEL 1 AL 10	022012642-0	ANTOFAGASTA	F.1058 VTA. N.269 AÑO 1993	MINERA MERIDIAN LIMITADA	F.530 N.262 AÑO 2002
23	BLANCA 1, 1 AL 20	022014370-8	ANTOFAGASTA	F.1 134 N.249 AÑO 2000	MINERA MERIDIAN LIMITADA	F.702 N.434 AÑO 2002
24	CERRO UNO, 1 AL 20	022014311-2	ANTOFAGASTA	F.37 N.8 AÑO 2000	MINERA MERIDIAN LIMITADA	F.700 N.432 AÑO 2002
25	CERRO DOS, 1 AL 20	022014312-0	ANTOFAGASTA	F.1672 N.382 AÑO 2000	MINERA MERIDIAN LIMITADA	F.707 N.439 AÑO 2002
26	CERRO AZUL 01 DEL 1 AL 5	022012704-4	ANTOFAGASTA	F.1063 N.270 AÑO 1993	MINERA MERIDIAN LIMITADA	F.459 N.191 AÑO 2002
27	CERRO AZUL 02 DEL 1 AL 10	022012705-2	ANTOFAGASTA	F.1067 VTA. N.271 AÑO 1993	MINERA MERIDIAN LIMITADA	F.460 N.192 AÑO 2002
28	CERRO AZUL 03 DEL 1 AL 5	022012706-0	ANTOFAGASTA	F.1072 N.272 AÑO 1993	MINERA MERIDIAN LIMITADA	F.461 N.193 AÑO 2002
29	CERRO AZUL 04 DEL 1 AL 10	022012707-9	ANTOFAGASTA	F.1076 VTA. N.273 AÑO 1993	MINERA MERIDIAN LIMITADA	F.462 N.194 AÑO 2002
30	CERRO AZUL 05 DEL 1 AL 10	022012708-7	ANTOFAGASTA	F.1081 N. 274 AÑO 1993	MINERA MERIDIAN LIMITADA	F.463 N.195 AÑO 2002
31	CERRO AZUL 06 DEL 1 AL 10	022012709-5	ANTOFAGASTA	F.1085 VTA. N.275 AÑO 1993	MINERA MERIDIAN LIMITADA	F.464 N. 196 AÑO 2002
32	CERRO AZUL 07 DEL 1 AL 5	022012710-9	ANTOFAGASTA	F.1090 N.276 AÑO 1993	MINERA MERIDIAN LIMITADA	F.1406 N.397 AÑO 2003
33	CERRO AZUL 08 DEL 1 AL 10	022012711-7	ANTOFAGASTA	F.1094 VTA. N.277 AÑO 1993	MINERA MERIDIAN LIMITADA	F.466 N.198 AÑO 2002
34	CERRO AZUL 09 DEL 1 AL 10	022012712-5	ANTOFAGASTA	F.1099 N.278 AÑO 1993	MINERA MERIDIAN LIMITADA	F.467 N.199 AÑO 2002
35	CERRO AZUL 10 DEL 1 AL 10	022012713-3	ANTOFAGASTA	F.1103 VTA. N.279 AÑO 1993	MINERA MERIDIAN LIMITADA	F.468 N.200 AÑO 2002
36	CERRO AZUL 11 DEL 1 AL 10	022012714-1	ANTOFAGASTA	F.1108 N.280 AÑO 1993	MINERA MERIDIAN LIMITADA	F.369 N.201 AÑO 2002
37	CERRO AZUL 12 DEL 1 AL 5	022012715-K	ANTOFAGASTA	F.1112 VTA. N.281 AÑO 1993	MINERA MERIDIAN LIMITADA	F.470 N.202 AÑO 2002
38	CERRO AZUL 13 DEL 1 AL 5	022012716-8	ANTOFAGASTA	F.1117 N.282 AÑO 1993	MINERA MERIDIAN LIMITADA	F.471 N.203 AÑO 2002
39	CERRO AZUL 14 DEL 1 AL 10	022012717-6	ANTOFAGASTA	F.1121 VTA. N.283 AÑO 1993	MINERA MERIDIAN LIMITADA	F.472 N.204 AÑO 2002
40	CERRO AZUL 15 DEL 1 AL 10	022012718-4	ANTOFAGASTA	F.1126 N.284 AÑO 1993	MINERA MERIDIAN LIMITADA	F.473 N.205 AÑO 2002
41	CERRO AZUL 16 DEL 1 AL 5	022012719-2	ANTOFAGASTA	F.1130 VTA. N.285 AÑO 1993	MINERA MERIDIAN LIMITADA	F.474 N.206 AÑO 2002
42	CERRO AZUL 17 DEL 1 AL 10	022012720-6	ANTOFAGASTA	F.1135 N.286 AÑO 1993	MINERA MERIDIAN LIMITADA	F.475 N.207 AÑO 2002
43	CERRO AZUL 18 DEL 1 AL 5	022012721-4	ANTOFAGASTA	F.1139 VTA. N.287 AÑO 1993	MINERA MERIDIAN LIMITADA	F.476 N.208 AÑO 2002
44	CERRO AZUL 19 DEL 1 AL 10	022012722-2	ANTOFAGASTA	F.1144 N.288 AÑO 1993	MINERA MERIDIAN LIMITADA	F.477 N.209 AÑO 2002
45	CERRO AZUL 20 DEL 1 AL 10	022012723-0	ANTOFAGASTA	F.1148 VTA. N.289 AÑO 1993	MINERA MERIDIAN LIMITADA	F.478 N.210 AÑO 2002
46	CERRO AZUL 21 DEL 1 AL 10	022012724-9	ANTOFAGASTA	F.1153 N.290 AÑO 1993	MINERA MERIDIAN LIMITADA	F.479 N.211 AÑO 2002
47	CERRO AZUL 22 DEL 1 AL 10	022012725-7	ANTOFAGASTA	F.1157 N.291 AÑO 1993	MINERA MERIDIAN LIMITADA	F.480 N.212 AÑO 2002
48	CERRO AZUL 23 DEL 1 AL 5	022012726-5	ANTOFAGASTA	F.1162 N.292 AÑO 1993	MINERA MERIDIAN LIMITADA	F.481 N.213 AÑO 2002

25-2

	CONCESSION NAME	ROL NAC	LOCATION	REGISTRATION	OWNER	INSCRIPCION DOMINIO
49	CERRO AZUL 24 DEL 1 AL 10	022012727-3	ANTOFAGASTA	F.1166 VTA. N.293 AÑO 1993	MINERA MERIDIAN LIMITADA	F.482 N.214 AÑO 2002
50	CERRO AZUL 25 DEL 1 AL 10	022012728-1	ANTOFAGASTA	F.1171 N.294 AÑO 1993	MINERA MERIDIAN LIMITADA	F.483 N.215 AÑO 2002
51	CERRO AZUL 26 DEL 1 AL 10	022012729-K	ANTOFAGASTA	F.1175 VTA. N.295 AÑO 1993	MINERA MERIDIAN LIMITADA	F.484 N.216 AÑO 2002
52	CERRO AZUL 27 DEL 1 AL 10	022012730-3	ANTOFAGASTA	F.1180 N.296 AÑO 1993	MINERA MERIDIAN LIMITADA	F.485 N.217 AÑO 2002
53	CERRO AZUL 28 DEL 1 AL 10	022012731-1	ANTOFAGASTA	F.1184 VTA. N.297 AÑO 1993	MINERA MERIDIAN LIMITADA	F.486 N.218 AÑO 2002
54	CERRO AZUL 29 DEL 1 AL 5	022012732-K	ANTOFAGASTA	F.1189 N.298 AÑO 1993	MINERA MERIDIAN LIMITADA	F.487 N.219 AÑO 2002
55	CERRO AZUL 30 DEL 1 AL 10	022012733-8	ANTOFAGASTA	F.1193 VTA. N.299 AÑO 1993	MINERA MERIDIAN LIMITADA	F.488 N.220 AÑO 2002
56	CERRO AZUL 31 DEL 1 AL 10	022012734-6	ANTOFAGASTA	F.1198 N.300 AÑO 1993	MINERA MERIDIAN LIMITADA	F.489 N.221 AÑO 2002
57	CERRO AZUL 32 DEL 1 AL 10	022012735-4	ANTOFAGASTA	F.1202 VTA. N.301 AÑO 1993	MINERA MERIDIAN LIMITADA	F.490 N.222 AÑO 2002
58	CERRO AZUL 33 DEL 1 AL 10	022012736-2	ANTOFAGASTA	F.1207 N.302 AÑO 1993	MINERA MERIDIAN LIMITADA	F.491 N.223 AÑO 2002
59	CERRO AZUL 34 DEL 1 AL 10	022012737-0	ANTOFAGASTA	F.1211 VTA. N.303 AÑO 1993	MINERA MERIDIAN LIMITADA	F.492 N.224 AÑO 2002
60	CERRO AZUL 35 DEL 1 AL 5	022012738-9	ANTOFAGASTA	F.1216 N.304 AÑO 1993	MINERA MERIDIAN LIMITADA	F.493 N.225 AÑO 2002
61	CERRO AZUL 36 DEL 1 AL 5	022012739-7	ANTOFAGASTA	F.1220 VTA. N.305 AÑO 1993	MINERA MERIDIAN LIMITADA	F.494 N.226 AÑO 2002
62	CERRO AZUL 37 DEL 1 AL 5	022012740-0	ANTOFAGASTA	F.1225 N.306 AÑO 1993	MINERA MERIDIAN LIMITADA	F.495 N.227 AÑO 2002
63	CERRO AZUL 38 DEL 1 AL 5	022012741-9	ANTOFAGASTA	F.1229 VTA. N.307 AÑO 1993	MINERA MERIDIAN LIMITADA	F.496 N.228 AÑO 2002
64	CERRO AZUL 39 DEL 1 AL 5	022012742-7	ANTOFAGASTA	F.1234 N.308 AÑO 1993	MINERA MERIDIAN LIMITADA	F.497 N.229 AÑO 2002
65	CERRO AZUL A DEL 1 AL 10	022012608-0	ANTOFAGASTA	F.701 VTA. N.158 AÑO 1994	MINERA MERIDIAN LIMITADA	F.498 N.230 AÑO 2002
66	CERRO AZUL B DEL 1 AL 5	022012609-9	ANTOFAGASTA	F.706 N.159 AÑO 1994	MINERA MERIDIAN LIMITADA	F.499 N.231 AÑO 2002
67	CERRO AZUL PONIENTE A DEL 1 AL 5	022012610-2	ANTOFAGASTA	F.1430 N.375 AÑO 1993	MINERA MERIDIAN LIMITADA	F.508 N.240 AÑO 2002
68	CERRO AZUL PONIENTE B DEL 1 AL 10	022012611-0	ANTOFAGASTA	F.1434 VTA. N. 376 AÑO 1993	MINERA MERIDIAN LIMITADA	F.500 N.232 AÑO 2002
69	CERRO AZUL PONIENTE C DEL 1 AL 10	022012612-9	ANTOFAGASTA	F.1439 N.377 AÑO 1993	MINERA MERIDIAN LIMITADA	F.501 N.233 AÑO 2002
70	CERRO AZUL PONIENTE D DEL 1 AL 10	022012613-7	ANTOFAGASTA	F.1443 VTA. N. 378 AÑO 1993	MINERA MERIDIAN LIMITADA	F.502 N.234 AÑO 2002
71	CERRO AZUL PONIENTE E DEL 1 AL 5	022012614-5	ANTOFAGASTA	F.1448 N.379 AÑO 1993	MINERA MERIDIAN LIMITADA	F.503 N.235 AÑO 2002
72	CERRO AZUL PONIENTE F DEL 1 AL 5	022012615-3	ANTOFAGASTA	F.1452 VTA. N.380 AÑO 1993	MINERA MERIDIAN LIMITADA	F.504 N.236 AÑO 2002
73	CERRO AZUL PONIENTE G DEL 1 AL 5	022012616-1	ANTOFAGASTA	F.1457 N.381 AÑO 1993	MINERA MERIDIAN LIMITADA	F.505 N.237 AÑO 2002
74	CERRO AZUL PONIENTE H DEL 1 AL 10	022012617-K	ANTOFAGASTA	F.1461 VTA. N.382 AÑO 1993	MINERA MERIDIAN LIMITADA	F.506 N.238 AÑO 2002
75	CERRO AZUL PONIENTE I DEL 1 AL 10	022012618-8	ANTOFAGASTA	F.1466 N.383 AÑO 1993	MINERA MERIDIAN LIMITADA	F.507 N.239 AÑO 2002
76	CERRO IMÁN 1 AL 30	022011796-0	ANTOFAGASTA	F.363 N.82 AÑO 1992	MINERA MERIDIAN LIMITADA	F.629 N.357 AÑO 2000
77	CERRO IMÁN II 1 AL 10	022011845-2	ANTOFAGASTA	F.521 N.180 AÑO 1990	MINERA MERIDIAN LIMITADA	F.1630 N.358 AÑO 2000
78	CERRO IMÁN III 1 AL 10	022011846-0	ANTOFAGASTA	F.527 N.181 AÑO 1990	MINERA MERIDIAN LIMITADA	F.1631 N.359 AÑO 2000
79	CERRO IMÁN IV 1 AL 5	022011847-9	ANTOFAGASTA	F.533 N.182 AÑO 1990	MINERA MERIDIAN LIMITADA	F.1632 N.360 AÑO 2000
80	CERRO IMÁN V 1 AL 10	022011848-7	ANTOFAGASTA	F.539 N.183 AÑO 1990	MINERA MERIDIAN LIMITADA	F.1633 N.361 AÑO 2000
81	CERRO IMÁN VI 1 AL 10	022011849-5	ANTOFAGASTA	F.545 N.184 AÑO 1990	MINERA MERIDIAN LIMITADA	F.1634 N.362 AÑO 2000
82	CERRO IMÁN VII 1 AL 10	022011850-9	ANTOFAGASTA	F.515 VTA. N.79 AÑO 1990	MINERA MERIDIAN LIMITADA	F.1635 N.363 AÑO 2000
83	CERRO IMÁN VIII 1 AL 10	022012314-6	ANTOFAGASTA	F.368 N.83 AÑO 1992	MINERA MERIDIAN LIMITADA	F.1636 N.364 AÑO 2000
84	CERRO IMÁN IX 1 AL 10	022012315-4	ANTOFAGASTA	F.372 VTA. N.84 AÑO 1992	MINERA MERIDIAN LIMITADA	F.531 N.263 AÑO 2002
85	CERRO IMÁN X 1 AL 10	022012316-2	ANTOFAGASTA	F.377 N.85 AÑO 1992	MINERA MERIDIAN LIMITADA	F.1637 N.365 AÑO 2000
86	CERRO IMÁN XI 1 AL 10	022012317-0	ANTOFAGASTA	F.1036 VTA. N.202 AÑO 1992	MINERA MERIDIAN LIMITADA	F.535 N.267 AÑO 2002
87	CERRO IMÁN XII 1 AL 10	022012318-9	ANTOFAGASTA	F.381 VTA. N.86 AÑO 1992	MINERA MERIDIAN LIMITADA	F.532 N.264 AÑO 2002
88	CERRO IMÁN XIII 1 AL 10	022012319-7	ANTOFAGASTA	F.386 N.87 AÑO 1992	MINERA MERIDIAN LIMITADA	F.1638 N.366 AÑO 2000
89	CERRO IMÁN XIV 1 AL 10	022012320-0	ANTOFAGASTA	F.390 VTA.N.88 AÑO 1992	MINERA MERIDIAN LIMITADA	F.533 N.265 AÑO 2002
90	CERRO IMÁN XV 1 AL 10	022012321-9	ANTOFAGASTA	F.1117 N.221 AÑO 1995	MINERA MERIDIAN LIMITADA	F.548 N.280 AÑO 2002
91	CERRO IMÁN XVII 1 AL 10	022012450-9	ANTOFAGASTA	F.427 N.96 AÑO 1992	MINERA MERIDIAN LIMITADA	F.534 N.266 AÑO 2002
92	CERRO IMÁN XVIII 1 AL 15	022012366-9	ANTOFAGASTA	F.431 VTA. N.97 AÑO 1992	MINERA MERIDIAN LIMITADA	F.1 639 N.367 AÑO 2000
93	CERRO IMÁN SUR DEL 1 AL 5	022012369-3	ANTOFAGASTA	F.436 N.98 AÑO 1992	MINERA MERIDIAN LIMITADA	F.843 N.198 AÑO 1997
94	CERRO IMÁN SUR DEL 1 AL 5	022014488-7	ANTOFAGASTA	F.436 N.98 AÑO 1992	MINERA MERIDIAN LIMITADA	F.199 VTA. N.50 AÑO 1998
95	DOMINADOR 1 DEL 1 AL 5	022012743-5	ANTOFAGASTA	F.384 VTA.N.103 AÑO 1999	MINERA MERIDIAN LIMITADA	F.938 N.275 AÑO 2004
96	DOMINADOR 1, 1 AL 20	022013109-2	ANTOFAGASTA	F.1180 N.246 AÑO 1996	MINERA MERIDIAN LIMITADA	F.552 N.284 AÑO 2002

25-3

	CONCESSION NAME	ROL NAC	LOCATION	REGISTRATION	OWNER	INSCRIPCION DOMINIO
97	DOMINADOR 2 DEL 1 AL 5	022012744-3	ANTOFAGASTA	F.390 VTA. N.104 AÑO 1999	MINERA MERIDIAN LIMITADA	F.939 N.276 AÑO 2004
98	DOMINADOR 2, 1 AL 20	022013110-6	ANTOFAGASTA	F.1188 N.247 AÑO 1996	MINERA MERIDIAN LIMITADA	F.553 N.285 AÑO 2002
99	DOMINADOR 3, 1 AL 20	022013111-4	ANTOFAGASTA	F.1196 N.248 AÑO 1996	MINERA MERIDIAN LIMITADA	F.554 N.286 AÑO 2002
100	DOMINADOR 4 DEL 1 AL 30, Reducidas a 15	022012745-1	ANTOFAGASTA	F.936 VTA. N.105 AÑO 1999	MINERA MERIDIAN LIMITADA	F.940 VTA. N.277 AÑO 2004
101	DOMINADOR 4, 1 AL 10	022013212-2	ANTOFAGASTA	F.1204 N.249 AÑO 1996	MINERA MERIDIAN LIMITADA	F.555 N.287 AÑO 2002
102	EL PEÑÓN 3, 1 AL 20	022013482-2	ANTOFAGASTA	F.1220 VTA. N.261 AÑO 1999	MINERA MERIDIAN LIMITADA	F.1644 N.372 AÑO 2000
103	EL PEÑÓN 4, 1 AL 20	022013483-0	ANTOFAGASTA	F.1226 N.262 AÑO 1999	MINERA MERIDIAN LIMITADA	F.618 N.350 AÑO 2002
104	EL PEÑÓN 5, 1 AL 10	022013484-9	ANTOFAGASTA	F.1231 VTA. N. 263 AÑO 1999	MINERA MERIDIAN LIMITADA	F.619 N.351 AÑO 2002
105	EL PEÑÓN 6, 1 AL 10	022013485-7	ANTOFAGASTA	F.1904 N.494 AÑO 1998	MINERA MERIDIAN LIMITADA	F.604 N.336 AÑO 2002
106	EL PEÑÓN 7, 1 AL 40	022013488-1	ANTOFAGASTA	F.1142 VTA. N.300 AÑO 1998	MINERA MERIDIAN LIMITADA	F.557 N.289 AÑO 2002
107	EL PEÑÓN 8, 1 AL 60	022013489-K	ANTOFAGASTA	F.1151 N.301 AÑO 1998	MINERA MERIDIAN LIMITADA	F.558 N.290 AÑO 2002
108	EL PEÑÓN 9, 1 AL 50	022013490-3	ANTOFAGASTA	F.106 VTA. N.20 AÑO 1998	MINERA MERIDIAN LIMITADA	F.556 N.288 AÑO 2002
109	EL PEÑÓN 10, 1 AL 20	022013491-1	ANTOFAGASTA	F.1912 N.495 AÑO 1998	MINERA MERIDIAN LIMITADA	F.605 N.337 AÑO 2002
110	EL PEÑÓN 11, 1 AL 20	022013492-K	ANTOFAGASTA	F.1920 N.496 AÑO 1998	MINERA MERIDIAN LIMITADA	F.606 N.338 AÑO 2002
111	EL PEÑÓN 12, 1 AL 20	022013493-8	ANTOFAGASTA	F.1927 N.497 AÑO 1998	MINERA MERIDIAN LIMITADA	F.607 N.339 AÑO 2002
112	EL PEÑÓN 13, 1 AL 30	022013494-6	ANTOFAGASTA	F.1237 N.264 AÑO 1999	MINERA MERIDIAN LIMITADA	F.620 N.352 AÑO 2002
113	EL PEÑÓN 14, 1 AL 50	022013495-4	ANTOFAGASTA	F.1243 N.265 AÑO 1999	MINERA MERIDIAN LIMITADA	F.621 N.353 AÑO 2002
114	EL PEÑÓN 15, 1 AL 40	022013496-2	ANTOFAGASTA	F.1159 VTA. N.302 AÑO 1998	MINERA MERIDIAN LIMITADA	F.1642 N.370 AÑO 2000
115	EL PEÑÓN 16, 1 AL 40	022013497-0	ANTOFAGASTA	F.1169 N.303 AÑO 1998	MINERA MERIDIAN LIMITADA	F.559 N.291 AÑO 2002
116	EL PEÑÓN 17, 1 AL 10	022013498-9	ANTOFAGASTA	F.1249 N.266 AÑO 1999	MINERA MERIDIAN LIMITADA	F.622 N.354 AÑO 2002
117	EL PEÑÓN 18, 1 AL 50	022013518-7	ANTOFAGASTA	F.1420 N.366 AÑO 1998	MINERA MERIDIAN LIMITADA	F.1640 N.368 AÑO 2000
118	EL PEÑÓN 18, 1 AL 10	022013650-7	ANTOFAGASTA	F.2242 VTA. N.553 AÑO 1998	MINERA MERIDIAN LIMITADA	F.1641 N.369 AÑO 2000
119	EL PEÑÓN 19, 1 AL 60	022013519-5	ANTOFAGASTA	F.2944 N.660 AÑO 1998	MINERA MERIDIAN LIMITADA	F.609 N.341 AÑO 2002
120	EL PEÑÓN 20, 1 AL 60	022013520-9	ANTOFAGASTA	F.1934 VTA. N.498 AÑO 1998	MINERA MERIDIAN LIMITADA	F.608 N.340 AÑO 2002
121	EL PEÑÓN 21, 1 AL 60	022013521-7	ANTOFAGASTA	F.1254 N.267 AÑO 1999	MINERA MERIDIAN LIMITADA	F.623 N.355 AÑO 2002
122	EL PEÑÓN 22, 1 AL 60	022013522-5	ANTOFAGASTA	F.1858 N.484 AÑO 1998	MINERA MERIDIAN LIMITADA	F.617 N.349 AÑO 2002
123	EL PEÑÓN 23, 1 AL 60	022013523-3	ANTOFAGASTA	F.1427 N.367 AÑO 1998	MINERA MERIDIAN LIMITADA	F.569 N.301 AÑO 2002
124	EL PEÑÓN 24, 1 AL 60	022013524-1	ANTOFAGASTA	F.1434 N.368 AÑO 1998	MINERA MERIDIAN LIMITADA	F.570 N.302 AÑO 2002
125	EL PEÑÓN 25, 1 AL 40	022013525-K	ANTOFAGASTA	F.1441 N.369 AÑO 1998	MINERA MERIDIAN LIMITADA	F.571 N.303 AÑO 2002
126	EL PEÑÓN 26, 1 AL 60	022013526-8	ANTOFAGASTA	F.1448 N.370 AÑO 1998	MINERA MERIDIAN LIMITADA	F.1643 N.371 AÑO 2000
127	EL PEÑÓN 27, 1 AL 60	022013527-6	ANTOFAGASTA	F.1455 N.371 AÑO 1998	MINERA MERIDIAN LIMITADA	F.572 N.304 AÑO 2002
128	EL PEÑÓN 28, 1 AL 60	022013528-4	ANTOFAGASTA	F.1462 N.372 AÑO 1998	MINERA MERIDIAN LIMITADA	F.573 N.305 AÑO 2002
129	EL PEÑÓN 29, 1 AL 60	022013529-2	ANTOFAGASTA	F.1469 N.373 AÑO 1998	MINERA MERIDIAN LIMITADA	F.574 N.306 AÑO 2002
130	EL PEÑÓN 30, 1 AL 60	022013530-6	ANTOFAGASTA	F.1476 N.374 AÑO 1998	MINERA MERIDIAN LIMITADA	F.575 N.307 AÑO 2002
131	EL PEÑÓN 31, 1 AL 60	022013531-4	ANTOFAGASTA	F.1178 N.304 AÑO 1998	MINERA MERIDIAN LIMITADA	F.560 N.292 AÑO 2002
132	EL PEÑÓN 32, 1 AL 40	022013532-2	ANTOFAGASTA	F.1185 VTA. N.305 AÑO 1998	MINERA MERIDIAN LIMITADA	F.561 N.293 AÑO 2002
133	EL PEÑÓN 33, 1 AL 60	022013533-0	ANTOFAGASTA	F.1192 VTA. N.306 AÑO 1998	MINERA MERIDIAN LIMITADA	F.1645 N.373 AÑO 2000
134	EL PEÑÓN 34, 1 AL 60	022013534-9	ANTOFAGASTA	F.1483 N.375 AÑO 1998	MINERA MERIDIAN LIMITADA	F.1646 N.374 AÑO 2000
135	EL PEÑÓN 35, 1 AL 60	022013535-7	ANTOFAGASTA	F.1490 VTA. N.376 AÑO 1998	MINERA MERIDIAN LIMITADA	F.1647 N.375 AÑO 2000
136	EL PEÑÓN 36, 1 AL 60	022013536-5	ANTOFAGASTA	F.1260 N.268 AÑO 1999	MINERA MERIDIAN LIMITADA	F.1260 N.268 AÑO 1999
137	EL PEÑÓN 37, 1 AL 40	022013537-3	ANTOFAGASTA	F.1200 VTA. N. 307 AÑO 1998	MINERA MERIDIAN LIMITADA	F.563 N.295 AÑO 2002
138	EL PEÑÓN 38, 1 AL 40	022013538-1	ANTOFAGASTA	F.1266 N.269 AÑO 1999	MINERA MERIDIAN LIMITADA	F.624 N.356 AÑO 2002
139	EL PEÑÓN 39, 1 AL 60	022013539-K	ANTOFAGASTA	F.1498 N.377 AÑO 1998	MINERA MERIDIAN LIMITADA	F.576 N.308 AÑO 2002
140	EL PEÑÓN 40, 1 AL 60	022013540-3	ANTOFAGASTA	F.1505 VTA. N.378 AÑO 1998	MINERA MERIDIAN LIMITADA	F.577 N.309 AÑO 2002
141	EL PEÑÓN 41, 1 AL 60	022013541-1	ANTOFAGASTA	F.1513 N.379 AÑO 1998	MINERA MERIDIAN LIMITADA	F.578 N.310 AÑO 2002
142	EL PEÑÓN 42, 1 AL 60	022013542-K	ANTOFAGASTA	F.1520 VTA. N.380 AÑO 1998	MINERA MERIDIAN LIMITADA	F.579 N.311 AÑO 2002
143	EL PEÑÓN 42, 1 AL 40	022013543-8	ANTOFAGASTA	F.1209 N.308 AÑO 1998	MINERA MERIDIAN LIMITADA	F.564 N.296 AÑO 2002
144	EL PEÑÓN 43, 1 AL 40	022013544-6	ANTOFAGASTA	F.1218 N.309 AÑO 1998	MINERA MERIDIAN LIMITADA	F.565 N.297 AÑO 2002

25-4

	CONCESSION NAME	ROL NAC	LOCATION	REGISTRATION	OWNER	INSCRIPCION DOMINIO
145	EL PEÑÓN 44, 1 AL 60	022013545-4	ANTOFAGASTA	F.1227 N.310 AÑO 1998	MINERA MERIDIAN LIMITADA	F.566 N.298 AÑO 2002
146	EL PEÑÓN 45, 1 AL 60	022013546-2	ANTOFAGASTA	F.1234 N.311 AÑO 1998	MINERA MERIDIAN LIMITADA	F.567 N.299 AÑO 2002
147	EL PEÑÓN 46, 1 AL 60	022013547-0	ANTOFAGASTA	F.1242 N.312 AÑO 1998	MINERA MERIDIAN LIMITADA	F.568 N.300 AÑO 2002
148	ENCANTADA 1, 1 AL 60	022013964-6	ANTOFAGASTA	F.6 VTA. N.2 AÑO 2000	MINERA MERIDIAN LIMITADA	F.692 N.424 AÑO 2002
149	ENCANTADA 2, 1 AL 40	022014109-8	ANTOFAGASTA	F.381 VTA. N.82 AÑO 1999	MINERA MERIDIAN LIMITADA	F.667 N.399 AÑO 2002
150	ENCANTADA 3, 1 AL 60	022013965-4	ANTOFAGASTA	F.387 N.83 AÑO 1999	MINERA MERIDIAN LIMITADA	F.670 N.402 AÑO 2002
151	ENCANTADA 5, 1 AL 40	022013967-0	ANTOFAGASTA	F.393 N.84 AÑO 1999	MINERA MERIDIAN LIMITADA	F.650 N.382 AÑO 2002
152	ENCANTADA 12, 1 AL 60	022013968-9	ANTOFAGASTA	F.398 VTA. N.85 AÑO 1999	MINERA MERIDIAN LIMITADA	F.651 N.383 AÑO 2002
153	ENCANTADA 13, 1 AL 60	022013969-7	ANTOFAGASTA	F.404 VTA. N.86 AÑO 1999	MINERA MERIDIAN LIMITADA	F.652 N.384 AÑO 2002
154	ENCANTADA 14, 1 AL 60	022013970-0	ANTOFAGASTA	F.410 VTA. N.87 AÑO 1999	MINERA MERIDIAN LIMITADA	F.653 N.385 AÑO 2002
155	ENCANTADA 15, 1 AL 60	022013971-9	ANTOFAGASTA	F.416 VTA. N.88 AÑO 1999	MINERA MERIDIAN LIMITADA	F.654 N.386 AÑO 2002
156	ENCANTADA 16, 1 AL 60	022013972-7	ANTOFAGASTA	F.422 VTA. N.89 AÑO 1999	MINERA MERIDIAN LIMITADA	F.655 N.387 AÑO 2002
157	ENCANTADA 18, 1 AL 40	022014110-1	ANTOFAGASTA	F.428 VTA. N.90 AÑO 1999	MINERA MERIDIAN LIMITADA	F.668 N.400 AÑO 2002
158	ENCANTADA 21, 1 AL 60	022013975-1	ANTOFAGASTA	F.11 VTA. N.3 AÑO 2000	MINERA MERIDIAN LIMITADA	F.693 N.425 AÑO 2002
159	ENCANTADA 22, 1 AL 20	022013976-K	ANTOFAGASTA	F.434 N.91 AÑO 1999	MINERA MERIDIAN LIMITADA	F.656 N.388 AÑO 2002
160	ENCANTADA 44, 1 AL 17	022014270-1	ANTOFAGASTA	F.76 VTA. N.15 AÑO 2000	MINERA MERIDIAN LIMITADA	F.701 N.433 AÑO 2002
161	LA ENCANTADA 1 AL 10	022012799-0	ANTOFAGASTA	F.1470 VTA. N. 384 AÑO 1993	MINERA MERIDIAN LIMITADA	F.1470 VTA. N. 384 AÑO 1993
162	LAGUNA 1, 1 AL 60	022014099-7	ANTOFAGASTA	F.2034 N.491 AÑO 1999	MINERA MERIDIAN LIMITADA	F.671 N.403 AÑO 2002
163	LAGUNA 2, 1 AL 60	022014100-4	ANTOFAGASTA	F.2039 N.492 AÑO 1999	MINERA MERIDIAN LIMITADA	F.672 N.404 AÑO 2002
164	LAGUNA 3, 1 AL 60	022014101-2	ANTOFAGASTA	F.2044 N.493 AÑO 1999	MINERA MERIDIAN LIMITADA	F.673 N.405 AÑO 2002
165	LAGUNA 4, 1 AL 60	022014102-0	ANTOFAGASTA	F.2049 N.494 AÑO 1999	MINERA MERIDIAN LIMITADA	F.674 N.406 AÑO 2002
166	LAGUNA 5, 1 AL 60	022014103-9	ANTOFAGASTA	F.2054 N.495 AÑO 1999	MINERA MERIDIAN LIMITADA	F.675 N.407 AÑO 2002
167	LAGUNA 6, 1 AL 60	022014104-7	ANTOFAGASTA	F.2059 N.496 AÑO 1999	MINERA MERIDIAN LIMITADA	F.676 N.408 AÑO 2002
168	LAGUNA 7, 1 AL 60	022014105-5	ANTOFAGASTA	F.2064 N.497 AÑO 1999	MINERA MERIDIAN LIMITADA	F.677 N.409 AÑO 2002
169	LAS CONDES UNO, 1 AL 40	022013147-5	ANTOFAGASTA	F.1786 N.413 AÑO 1995	MINERA MERIDIAN LIMITADA	F.537 N.269 AÑO 2002
170	LAS CONDES DOS, 1 AL 30	022013148-3	ANTOFAGASTA	F.1793 N.414 AÑO 1995	MINERA MERIDIAN LIMITADA	F.538 N.270 AÑO 2002
171	LAS CONDES TRES, 1 AL 20	022013149-1	ANTOFAGASTA	F.1800 N.415 AÑO 1995	MINERA MERIDIAN LIMITADA	F.539 N.271 AÑO 2002
172	LAS CONDES CUATRO, 1 AL 60	022013150-5	ANTOFAGASTA	F.1807 VTA. N.416 AÑO 1995	MINERA MERIDIAN LIMITADA	F.540 N.272 AÑO 2002
173	LAS CONDES CINCO, 1 AL 60	022013151-3	ANTOFAGASTA	F.1815 N.417 AÑO 1995	MINERA MERIDIAN LIMITADA	F.541 N.273 AÑO 2002
174	LAS CONDES SEIS, 1 AL 30	022013152-1	ANTOFAGASTA	F.1822 VTA. N.418 AÑO 1995	MINERA MERIDAN LIMITADA	F.542 N.274 AÑO 2002
175	LAS CONDES SIETE, 1 AL 30	022013153-K	ANTOFAGASTA	F.1830 VTA. N.419 AÑO 1995	MINERA MERIDAN LIMITADA	F.543 N.275 AÑO 2002
176	LAS CONDES OCHO, 1 AL 60	022013154-8	ANTOFAGASTA	F.1838 VTA. N.420 AÑO 1995	MINERA MERIDAN LIMITADA	F.544 N.276 AÑO 2002
177	LAS CONDES NUEVE, 1 AL 60	022013155-6	ANTOFAGASTA	F.1846 N.421 AÑO 1995	MINERA MERIDAN LIMITADA	F.545 N.277 AÑO 2002
178	LAS CONDES DIEZ, 1 AL 10	022013156-4	ANTOFAGASTA	F.1853 N.422 AÑO 1995	MINERA MERIDAN LIMITADA	F.546 N.278 AÑO 2002
179	LAS CONDES ONCE, 1 AL 10	022013157-2	ANTOFAGASTA	F.1859 VTA. N.423 AÑO 1995	MINERA MERIDAN LIMITADA	F.547 N.279 AÑO 2002
180	LINA 1, 1 AL 60	022014251-5	ANTOFAGASTA	F.2711 N.701 AÑO 1999	MINERA MERIDIAN LIMITADA	F.678 N.410 AÑO 2002
181	LINA 2, 1 AL 60	022014252-3	ANTOFAGASTA	F.2716 N.702 AÑO 1999	MINERA MERIDIAN LIMITADA	F.679 N.411 AÑO 2002
182	LINA 3, 1 AL 20	022014253-1	ANTOFAGASTA	F.2721 N.703 AÑO 1999	MINERA MERIDIAN LIMITADA	F.680 N.412 AÑO 2002
183	LINA 4, 1 AL 60	022014254-K	ANTOFAGASTA	F.2725 VTA. N.704 AÑO 1999	MINERA MERIDIAN LIMITADA	F.681 N.413 AÑO 2002
184	LINA 5, 1 AL 60	022014255-8	ANTOFAGASTA	F.2731 N.705 AÑO 1999	MINERA MERIDIAN LIMITADA	F.682 N.414 AÑO 2002
185	LINA 6, 1 AL 60	022014256-6	ANTOFAGASTA	F.2736 VTA. N.706 AÑO 1999	MINERA MERIDIAN LIMITADA	F.683 N.415 AÑO 2002
186	LINA 7, 1 AL 20	022014257-4	ANTOFAGASTA	F.2742 N.707 AÑO 1999	MINERA MERIDIAN LIMITADA	F.684 N.416 AÑO 2002
187	LINA 8, 1 AL 30	022014258-2	ANTOFAGASTA	F.2746 VTA. N.708 AÑO 1999	MINERA MERIDIAN LIMITADA	F.685 N.417 AÑO 2002
188	LINA 9, 1 AL 30	022014259-0	ANTOFAGASTA	F.2751 VTA. N.709 AÑO 1999	MINERA MERIDIAN LIMITADA	F.686 N.418 AÑO 2002
189	LINA 10, 1 AL 10	022014260-4	ANTOFAGASTA	F.2756 VTA. N.710 AÑO 1999	MINERA MERIDIAN LIMITADA	F.687 N.419 AÑO 2002
190	LINA 11, 1 AL 40	022014455-0	ANTOFAGASTA	F.894 N.201 AÑO 2000	MINERA MERIDIAN LIMITADA	F.704 N.436 AÑO 2002
191	LINA 12, 1 AL 60	022014456-9	ANTOFAGASTA	F.899 N.202 AÑO 2000	MINERA MERIDIAN LIMITADA	F.705 N.437 AÑO 2002
192	LINA 14, 1 AL 10 Y LINA 14, 21 al 40	022014457-7	ANTOFAGASTA	F.1144 VTA. N.251 AÑO 2000	MINERA MERIDIAN LIMITADA	F.706 N.438 AÑO 2002

25-5

	CONCESSION NAME	ROL NAC	LOCATION	REGISTRATION	OWNER	INSCRIPCION DOMINIO
193	LINEA 1, 1 AL 60	022014136-5	ANTOFAGASTA	F.369 VTA. N.80 AÑO 1999	MINERA MERIDIAN LIMITADA	F.648 N.380 AÑO 2002
194	LINEA 2, 1 AL 60	022014137-3	ANTOFAGASTA	F.1 VTA. N.1 AÑO 2000	MINERA MERIDIAN LIMITADA	F.691 N.423 AÑO 2002
195	LINEA 3, 1 AL 60	022014138-1	ANTOFAGASTA	F.702 VTA N.331 AÑO 2001	MINERA MERIDIAN LIMITADA	F.716 N.448 AÑO 2002
196	LINEA 4, 1 AL 60	022014139-K	ANTOFAGASTA	F.375 VTA. N.81 AÑO 1999	MINERA MERIDIAN LIMITADA	F.649 N.381 AÑO 2002
197	LOBA 1, 1 AL 60	022014061-K	ANTOFAGASTA	F.440 N.92 AÑO 1999	MINERA MERIDIAN LIMITADA	F.661 N.393 AÑO 2002
198	LOBA 3, 1 AL 60	022014063-6	ANTOFAGASTA	F.446 N.93 AÑO 1999	MINERA MERIDIAN LIMITADA	F.662 N.394 AÑO 2002
199	LOBA 4, 1 AL 60	022014064-4	ANTOFAGASTA	F.453 N.94 AÑO 1999	MINERA MERIDIAN LIMITADA	F.663 N.395 AÑO 2002
200	LOBA 5, 1 AL 60	022014065-2	ANTOFAGASTA	F.459 VTA. N.95 AÑO 1999	MINERA MERIDIAN LIMITADA	F.664 N.396 AÑO 2002
201	LOBA 6, 1 AL 60	022014066-0	ANTOFAGASTA	F.465 VTA. N.96 AÑO 1999	MINERA MERIDIAN LIMITADA	F.665 N.397 AÑO 2002
202	LOBA 7, 1 AL 40	022014067-9	ANTOFAGASTA	F.471 N.97 AÑO 1999	MINERA MERIDIAN LIMITADA	F.666 N.398 AÑO 2002
203	LOBA 34, 1 AL 60	022014520-4	ANTOFAGASTA	F.349 N.206 AÑO 2001	MINERA MERIDIAN LIMITADA	F.717 N.449 AÑO 2002
204	LOBA 35, 1 AL 60	022014519-0	ANTOFAGASTA	F.354 N.207 AÑO 2001	MINERA MERIDIAN LIMITADA	F.718 N.450 AÑO 2002
205	LOBITA 1, 1 AL 40	022014002-4	ANTOFAGASTA	F.2952 N.661 AÑO 1998	MINERA MERIDIAN LIMITADA	F.611 N.343 AÑO 2002
206	LOBITA 3, 1 AL 60	022014004-0	ANTOFAGASTA	F.2958 N.662 AÑO 1998	MINERA MERIDIAN LIMITADA	F.612 N.344 AÑO 2002
207	LOBITA 4, 1 AL 60	022014005-9	ANTOFAGASTA	F.2964 VTA. N.663 AÑO 1998	MINERA MERIDIAN LIMITADA	F.613 N.345 AÑO 2002
208	LOBITA 23, 1 AL 40	022014024-5	ANTOFAGASTA	F.2971 N.664 AÑO 1998	MINERA MERIDIAN LIMITADA	F.614 N.346 AÑO 2002
209	LOBITA 24, 1 AL 60	022014025-3	ANTOFAGASTA	F.2977 N.665 AÑO 1998	MINERA MERIDIAN LIMITADA	F.615 N.347 AÑO 2002
210	LOBITA 25, 1 AL 60	022014026-1	ANTOFAGASTA	F.2983 VTA. N.666 AÑO 1998	MINERA MERIDIAN LIMITADA	F.616 N.348 AÑO 2002
211	LOBITA 38, 1 AL 60	022014106-3	ANTOFAGASTA	F.477 N.98 AÑO 1999	MINERA MERIDIAN LIMITADA	F.669 N.401 AÑO 2002
212	LOBITA 39, 1 AL 60	022014035-0	ANTOFAGASTA	F.483 VTA. N. 99 AÑO 1999	MINERA MERIDIAN LIMITADA	F.657 N.389 AÑO 2002
213	LOBITA 40, 1 AL 60	022014036-9	ANTOFAGASTA	F.490 N.100 AÑO 1999	MINERA MERIDIAN LIMITADA	F.658 N.390 AÑO 2002
214	LOBITA 41, 1 AL 60	022014037-7	ANTOFAGASTA	F.496 N.101 AÑO 1999	MINERA MERIDIAN LIMITADA	F.659 N.391 AÑO 2002
215	LOBITA 42, 1 AL 60	022014038-5	ANTOFAGASTA	F.502 VTA. N.102 AÑO 1999	MINERA MERIDIAN LIMITADA	F.660 N.392 AÑO 2002
216	LLANO 1, 1 AL 20	022014539-5	ANTOFAGASTA	F. 653 VTA N.321 AÑO 2001	MINERA MERIDIAN LIMITADA	F. 708 N.440 AÑO 2002
217	LLANO 2, 1 AL 20	022014540-9	ANTOFAGASTA	F.658 VTA N.322 AÑO 2001	MINERA MERIDIAN LIMITADA	F.709 N.441 AÑO 2002
218	LLANO 3, 1 AL 20	022014541-7	ANTOFAGASTA	F.663 N.323 AÑO 2001	MINERA MERIDIAN LIMITADA	F.710 N.442 AÑO 2002
219	LLANO 4, 1 AL 20	022014542-5	ANTOFAGASTA	F.668 N.324 AÑO 2001	MINERA MERIDIAN LIMITADA	F.711 N.443 AÑO 2002
220	LLANO 5, 1 AL 20	022014543-3	ANTOFAGASTA	F.673 N.325 AÑO 2001	MINERA MERIDIAN LIMITADA	F.712 N.444 AÑO 2002
221	LLANO 6, 1 AL 20	022014544-1	ANTOFAGASTA	F.678 N.326 AÑO 2001	MINERA MERIDIAN LIMITADA	F.713 N.445 AÑO 2002
222	LLANO 7, 1 AL 20	022014545-K	ANTOFAGASTA	F.683 N.327 AÑO 2001	MINERA MERIDIAN LIMITADA	F.714 N.446 AÑO 2002
223	LLANO 8, 1 AL 20	022014546-8	ANTOFAGASTA	F.687 VTA.N.328 AÑO 2001	MINERA MERIDIAN LIMITADA	F.715 N.447 AÑO 2002
224	LLANO 9, 1 AL 20	022014547-6	ANTOFAGASTA	F.692 VTA.N.329 AÑO 2001	MINERA MERIDIAN LIMITADA	F.719 N.451 AÑO 2002
225	LLANO 10, 1 AL 20	022014548-4	ANTOFAGASTA	F.697 VTA.N.330 AÑO 2001	MINERA MERIDIAN LIMITADA	F.720 N.452 AÑO 2002
226	NADO 1 , 1 AL 60	022015529-3	ANTOFAGASTA	F.1042 N.255 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1042 N.255 AÑO 2006
227	NADO 2 , 1 AL 60	022015530-7	ANTOFAGASTA	F.1047 N. 256 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1047 N. 256 AÑO 2006
228	NADO 3 , 1 AL 60	022015531-5	ANTOFAGASTA	F.1052 N. 257 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1052 N. 257 AÑO 2006
229	NADO 4 , 1 AL 60	022015532-3	ANTOFAGASTA	F.1057 N. 258 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1057 N. 258 AÑO 2006
230	NADO 5 , 1 AL 60	022015533-1	ANTOFAGASTA	F.1062 N. 259 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1062 N. 259 AÑO 2006
231	NADO 6 , 1 AL 60	022015534-K	ANTOFAGASTA	F.1067 N.260 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1067 N.260 AÑO 2006
232	NADO 7 , 1 AL 60	022015535-8	ANTOFAGASTA	F.1072 N.261 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1072 N.261 AÑO 2006
233	NADO 8 , 1 AL 60	022015536-6	ANTOFAGASTA	F.1077 N.262 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1077 N.262 AÑO 2006
234	NADO 9 , 1 AL 60	022015537-4	ANTOFAGASTA	F.1082 N. 263 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1082 N. 263 AÑO 2006
235	NADO 10 , 1 AL 60	022015538-2	ANTOFAGASTA	F.1087 N.264 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1087 N.264 AÑO 2006
236	NADO 11 , 1 AL 60	022015539-0	ANTOFAGASTA	F.1092 N.265 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1092 N.265 AÑO 2006
237	NADO 12 , 1 AL 60	022015540-4	ANTOFAGASTA	F.1097 N. 266 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1097 N. 266 AÑO 2006
238	NADO 13 , 1 AL 60	022015541-2	ANTOFAGASTA	F.1102 N. 267 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1102 N. 267 AÑO 2006
239	NADO 14 , 1 AL 60	022015542-0	ANTOFAGASTA	F.1107 N. 268 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1107 N. 268 AÑO 2006
240	NADO 15 , 1 AL 60	022015543-9	ANTOFAGASTA	F.1112 N. 269 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1112 N. 269 AÑO 2006
241	NADO 16 , 1 AL 60	022015544-7	ANTOFAGASTA	F.1117 N.270 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1117 N.270 AÑO 2006
242	NADO 17 , 1 AL 60	022015545-5	ANTOFAGASTA	F.1122 N.271 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1122 N.271 AÑO 2006
243	NADO 18 , 1 AL 60	022015546-3	ANTOFAGASTA	F.1127 N. 272 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1127 N. 272 AÑO 2006
244	NADO 19 , 1 AL 60	022015547-1	ANTOFAGASTA	F.1132 N. 273 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1132 N. 273 AÑO 2006
245	NADO 20 , 1 AL 60	022015548-K	ANTOFAGASTA	F.1137 N. 274 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1137 N. 274 AÑO 2006
246	NADO 21 , 1 AL 60	022015549-8	ANTOFAGASTA	F.1 142 N. 275 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1142 N. 275 AÑO 2006
247	NADO 22 , 1 AL 60	022015550-1	ANTOFAGASTA	F.1 147 N. 276 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1147 N. 276 AÑO 2006
248	NADO 23 , 1 AL 60	022015551-K	ANTOFAGASTA	F.1152 N. 277 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1152 N. 277 AÑO 2006

25-6

	CONCESSION NAME	ROL NAC	LOCATION	REGISTRATION	OWNER	INSCRIPCION DOMINIO
249	NADO 24, 1 AL 40	022015552-8	ANTOFAGASTA	F.1157 N. 278 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1157 N. 278 AÑO 2006
250	NADO 25, 1 AL 60	022015553-6	ANTOFAGASTA	F.1162 N. 279 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1162 N. 279 AÑO 2006
251	NADO 26, 1 AL 60	022015554-4	ANTOFAGASTA	F.1167 N. 280 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1167 N. 280 AÑO 2006
252	NADO 27, 1 AL 60	022015555-2	ANTOFAGASTA	F.1172 N. 281 AÑO 2006	MINERA MERIDIAN LIMITADA	F.1172 N. 281 AÑO 2006
253	PAISAJE UNO 1 AL 20	022013208-0	ANTOFAGASTA	F.530 N.112 AÑO 1996	MINERA MERIDIAN LIMITADA	F.551 N.283 AÑO 2002
254	PAISAJE 1, 1 AL 40	022013651-5	ANTOFAGASTA	F.227 N.56 AÑO 1999	MINERA MERIDIAN LIMITADA	F.625 N.357 AÑO 2002
255	PAISAJE 2, 1 AL 40	022013652-3	ANTOFAGASTA	F.233 N.57 AÑO 1999	MINERA MERIDIAN LIMITADA	F.626 N.358 AÑO 2002
256	PAISAJE 3, 1 AL 40	022013653-1	ANTOFAGASTA	F.239 N.58 AÑO 1999	MINERA MERIDIAN LIMITADA	F.627 N.359 AÑO 2002
257	PAISAJE 4, 1 AL 40	022013654-K	ANTOFAGASTA	F.245 N.59 AÑO 1999	MINERA MERIDIAN LIMITADA	F.628 N.360 AÑO 2002
258	PAISAJE 5, 1 AL 40	022013655-8	ANTOFAGASTA	F.251 N.60 AÑO 1999	MINERA MERIDIAN LIMITADA	F.629 N.361 AÑO 2002
259	PAISAJE 6, 1 AL 40	022013656-6	ANTOFAGASTA	F.257 N.61 AÑO 1999	MINERA MERIDIAN LIMITADA	F.630 N.362 AÑO 2002
260	PAISAJE 11, 1 AL 60	022013661-2	ANTOFAGASTA	F.263 N.62 AÑO 1999	MINERA MERIDIAN LIMITADA	F.631 N.363 AÑO 2002
261	PAISAJE 12, 1 AL 60	022013662-0	ANTOFAGASTA	F.269 N.63 AÑO 1999	MINERA MERIDIAN LIMITADA	F.632 N.364 AÑO 2002
262	PAISAJE 13, 1 AL 20	022013663-9	ANTOFAGASTA	F.275 N.64 AÑO 1999	MINERA MERIDIAN LIMITADA	F.633 N.365 AÑO 2002
263	PAISAJE 14, 1 AL 20	022013664-7	ANTOFAGASTA	F.281 N.65 AÑO 1999	MINERA MERIDIAN LIMITADA	F.634 N.366 AÑO 2002
264	PAISAJE 18, 1 AL 60	022013668-K	ANTOFAGASTA	F.287 N.66 AÑO 1999	MINERA MERIDIAN LIMITADA	F.635 N.367 AÑO 2002
265	PAISAJE 19, 1 AL 60	022013669-8	ANTOFAGASTA	F.293 N.67 AÑO 1999	MINERA MERIDIAN LIMITADA	F.636 N.368 AÑO 2002
266	PAISAJE 20, 1 AL 40	022013670-1	ANTOFAGASTA	F.299 N.68 AÑO 1999	MINERA MERIDIAN LIMITADA	F.637 N.369 AÑO 2002
267	PAISAJE 21, 1 AL 40	022013671-K	ANTOFAGASTA	F.305 N.69 AÑO 1999	MINERA MERIDIAN LIMITADA	F.638 N.370 AÑO 2002
268	PAISAJE 22, 1 AL 40	022013672-8	ANTOFAGASTA	F.311 N.70 AÑO 1999	MINERA MERIDIAN LIMITADA	F.639 N.371 AÑO 2002
269	PAISAJE 23, 1 AL 40	022013962-K	ANTOFAGASTA	F.317 N.71 AÑO 1999+E118	MINERA MERIDIAN LIMITADA	F.640 N.372 AÑO 2002
270	PAISAJE 24, 1 AL 40	022013963-8	ANTOFAGASTA	F.323 N.72 AÑO 1999	MINERA MERIDIAN LIMITADA	F.641 N.373 AÑO 2002
271	PAMPA AUGUSTA I,1 AL 60	022015271-5	ANTOFAGASTA	F.1575 VTA.N.393 AÑO 2004	MINERA MERIDIAN LIMITADA	F.1575 VTA.N.393 AÑO 2004
272	PAMPA 4, 1 AL 60	022014730-4	ANTOFAGASTA	F.1 VTA. N1 AÑO 2002	MINERA MERIDIAN LIMITADA	F.691 N.167 AÑO 2004
273	PAMPA 5, 1 AL 60	022014731-2	ANTOFAGASTA	F.7 N.2 AÑO 2002	MINERA MERIDIAN LIMITADA	F.691 VTA.N.168 AÑO 2004
274	PAMPA 6,1 AL 40	022014732-0	ANTOFAGASTA	F.12 VTA. N.3 AÑO 2002	MINERA MERIDIAN LIMITADA	F.692 N.169 AÑO 2004
275	PAMPA 7, 1 AL 60	022014733-9	ANTOFAGASTA	F.18 VTA. N.4 AÑO 2002	MINERA MERIDIAN LIMITADA	F.692 VTA. N.170 AÑO 2004
276	PAMPA 8, 1 AL 60	022014734-7	ANTOFAGASTA	F.24 VTA. N.5 AÑO 2002	MINERA MERIDIAN LIMITADA	F.693 N.171 AÑO 2004
277	PAMPA 9, 1 AL 60	022014735-5	ANTOFAGASTA	F.30 VTA. N.6 AÑO 2002	MINERA MERIDIAN LIMITADA	F.693 VTA. N.172 AÑO 2004
278	PEÑON 50, 1 AL 10	022013977-8	ANTOFAGASTA	F.329 N.73 AÑO 1999	MINERA MERIDIAN LIMITADA	F.1648 N.376 AÑO 2000
279	PEÑON 51, 1 AL 20	022013978-6	ANTOFAGASTA	F.334 VTA. N.74 AÑO 1999	MINERA MERIDIAN LIMITADA	F.642 N.374 AÑO 2002
280	PEÑON 53, 1 AL 60	022013980-8	ANTOFAGASTA	F.3047 VTA. N.796 AÑO 1999	MINERA MERIDIAN LIMITADA	F.694 N.426 AÑO 2002
281	PEÑON 54, 1 AL 60	022013981-6	ANTOFAGASTA	F.3052 VTA. N.797 AÑO 1999	MINERA MERIDIAN LIMITADA	F.695 N.427 AÑO 2002
282	PEÑON 55, 1 AL 60	022013982-4	ANTOFAGASTA	F.340 N.75 AÑO 1999	MINERA MERIDIAN LIMITADA	F.643 N.375 AÑO 2002
283	PEÑON 56, 1 AL 60	022013983-2	ANTOFAGASTA	F.3057 VTA. N.798 AÑO 1999	MINERA MERIDIAN LIMITADA	F.696 N.428 AÑO 2002
284	PEÑON 57, 1 AL 60	022013984-0	ANTOFAGASTA	F.346 N.76 AÑO 1999	MINERA MERIDIAN LIMITADA	F.644 N.376 AÑO 2002
285	PEÑON 58, 1 AL 60	022013985-9	ANTOFAGASTA	F.352 N.77 AÑO 1999	MINERA MERIDIAN LIMITADA	F.645 N.377 AÑO 2002
286	PEÑON 59,1 AL 60	022013986-7	ANTOFAGASTA	F.3062 VTA. N.799 AÑO 1999	MINERA MERIDIAN LIMITADA	F.697 N.429 AÑO 2002
287	PEÑON 60, 1 AL 60	022013987-5	ANTOFAGASTA	F.3067 VTA. N.800 AÑO 1999	MINERA MERIDIAN LIMITADA	F.698 N.430 AÑO 2002
288	PEÑON 61, 1 AL 40	022013988-3	ANTOFAGASTA	F.358 N.78 AÑO 1999	MINERA MERIDIAN LIMITADA	F.646 N.378 AÑO 2002
289	PEÑON 62, 1 AL 40	022013989-1	ANTOFAGASTA	F.3072 VTA. N.801 AÑO 1999	MINERA MERIDIAN LIMITADA	F.699 N.431 AÑO 2002
290	PEÑON 63, 1 AL 20	022013990-5	ANTOFAGASTA	F.364 N.79 AÑO 1999	MINERA MERIDIAN LIMITADA	F.647 N.379 AÑO 2002
291	PROVIDENCIA UNO 1 AL 40	022013073-8	ANTOFAGASTA	F.729 VTA N.126 AÑO 1995	MINERA MERIDIAN LIMITADA	F.448 N.180 AÑO 2002
292	PROVIDENCIA DOS 1 AL 30	022013074-6	ANTOFAGASTA	F.735 VTA N.127 AÑO 1995	MINERA MERIDIAN LIMITADA	F.449 N.181 AÑO 2002
293	PROVIDENCIA TRES 1 AL 20	022013075-4	ANTOFAGASTA	F.741 N.128 AÑO 1995	MINERA MERIDIAN LIMITADA	F.450 N.182 AÑO 2002
294	PROVIDENCIA CUATRO 1 AL 60	022013076-2	ANTOFAGASTA	F.748 VTA N.129 AÑO 1995	MINERA MERIDIAN LIMITADA	F.451 N.183 AÑO 2002
295	PROVIDENCIA CINCO 1 AL 60	022013077-0	ANTOFAGASTA	F.755 N.130 AÑO 1995	MINERA MERIDIAN LIMITADA	F.452 N.184 AÑO 2002
296	PROVIDENCIA SEIS 1 AL 30	022013078-9	ANTOFAGASTA	F.761 VTA. N.131 AÑO 1995	MINERA MERIDIAN LIMITADA	F.453 N.185 AÑO 2002
297	PROVIDENCIA SIETE 1 AL 30	022013079-7	ANTOFAGASTA	F.769 N.132 AÑO 1995	MINERA MERIDIAN LIMITADA	F.454 N.186 AÑO 2002
298	PROVIDENCIA OCHO 1 AL 60	022013080-0	ANTOFAGASTA	F.776 VTA. N.133 AÑO 1995	MINERA MERIDIAN LIMITADA	F.455 N.187 AÑO 2002
299	PROVIDENCIA NUEVE 1 AL 60	022013081-9	ANTOFAGASTA	F.783 N.134 AÑO 1995	MINERA MERIDIAN LIMITADA	F.456 N.188 AÑO 2002
300	PROVIDENCIA DIEZ 1 AL 10	022013082-7	ANTOFAGASTA	F.789 N.135 AÑO 1995	MINERA MERIDIAN LIMITADA	F.457 N.189 AÑO 2002
301	PROVIDENCIA ONCE 1 AL 10	022013083-5	ANTOFAGASTA	F.794 VTA. N.136 AÑO 1995	MINERA MERIDIAN LIMITADA	F.458 N.190 AÑO 2002
302	PROVIDENCIA 1 II DEL 1 AL 30	022013556-K	ANTOFAGASTA	F.21 VTA. N.4 AÑO 1999	MINERA MERIDIAN LIMITADA	F.923 VTA. N.260 AÑO 2004
303	PROVIDENCIA 1 II DEL 31 AL 60	022013557-8	ANTOFAGASTA	F.28 N.5 AÑO 1999	MINERA MERIDIAN LIMITADA	F.924 VTA. N.261 AÑO 2004
304	PROVIDENCIA 1 II DEL 61 AL 90	022013558-6	ANTOFAGASTA	F.34 VTA. N.6 AÑO 1999	MINERA MERIDIAN LIMITADA	F.925 VTA. N.262 AÑO 2004

25-7

	CONCESSION NAME	ROL NAC	LOCATION	REGISTRATION	OWNER	INSCRIPCION DOMINIO
305	PROVIDENCIA 1 II DEL 91 AL 120	022013559-4	ANTOFAGASTA	F.41 N.7 AÑO 1999	MINERA MERIDIAN LIMITADA	F.926 VTA. N.263 AÑO 2004
306	PROVIDENCIA 2 II DEL 1 AL 50, Reducidas a 40	022013561-6	ANTOFAGASTA	F.47 VTA. N.8 AÑO 1999	MINERA MERIDIAN LIMITADA	F.927 VTA. N.264 AÑO 2004
307	PROVIDENCIA 3 II DEL 1 AL 30	022013562-4	ANTOFAGASTA	F.54 VTA. N.9 AÑO 1999	MINERA MERIDIAN LIMITADA	F.928 VTA. N.265 AÑO 2004
308	PROVIDENCIA 3 II DEL 31 AL 60	022013563-2	ANTOFAGASTA	F.61 N.10 AÑO 1999	MINERA MERIDIAN LIMITADA	F.929 VTA. N.266 AÑO 2004
309	PROVIDENCIA 3 II DEL 61 AL 90	022013564-0	ANTOFAGASTA	F.67 VTA. N.11 AÑO 1999	MINERA MERIDIAN LIMITADA	F.930 VTA. N.267 AÑO 2004
310	PROVIDENCIA 3 II DEL 91 AL 120	022013565-9	ANTOFAGASTA	F.74 N.12 AÑO 1999	MINERA MERIDIAN LIMITADA	F.931 VTA. N.268 AÑO 2004
311	PROVIDENCIA 3 II DEL 121 AL 150	022013566-7	ANTOFAGASTA	F.80 VTA. N.13 AÑO 1999	MINERA MERIDIAN LIMITADA	F.932 VTA. N.269 AÑO 2004
312	PROVIDENCIA 4 II DEL 1 AL 40	022013567-5	ANTOFAGASTA	F.87 N.14 AÑO 1999	MINERA MERIDIAN LIMITADA	F.933 VTA. N.270 AÑO 2004
313	PROVIDENCIA 4 II DEL 41 AL 80	022013568-3	ANTOFAGASTA	F.94 N.15 AÑO 1999	MINERA MERIDIAN LIMITADA	F.934 VTA. N.271 AÑO 2004
314	PROVIDENCIA 5 II DEL 1 AL 30, Reducidas a 10	022013569-1	ANTOFAGASTA	F.100 VTA. N.16 AÑO 1999	MINERA MERIDIAN LIMITADA	F.935 VTA. N.272 AÑO 2004
315	PROVIDENCIA 5 II DEL 31 AL 60, Reducidas a 10	022013570-5	ANTOFAGASTA	F.107 N.17 AÑO 1999	MINERA MERIDIAN LIMITADA	F.936 VTA. N.273 AÑO 2004
316	PROVIDENCIA 5 II DEL 61 AL 90, Reducidas a 10	022013571-3	ANTOFAGASTA	F.113 VTA. N.18 AÑO 1999	MINERA MERIDIAN LIMITADA	F.937 VTA. N.274 AÑO 2004
317	SERRUCHO 1, 1 AL 60	022013591-8	ANTOFAGASTA	F.2247 VTA N.554 AÑO 1998	MINERA MERIDIAN LIMITADA	F.610 N.342 AÑO 2002
318	SERRUCHO 2, 1 AL 60	022013592-6	ANTOFAGASTA	F.1379 N.360 AÑO 1998	MINERA MERIDIAN LIMITADA	F.580 N.312 AÑO 2002
319	SERRUCHO 3, 1 AL 60	022013593-4	ANTOFAGASTA	F.1385 N.361 AÑO 1998	MINERA MERIDIAN LIMITADA	F.581 N.313 AÑO 2002
320	SERRUCHO 4, 1 AL 20	022014600-6	ANTOFAGASTA	F.1029 VTA. N.415 AÑO 2001	MINERA MERIDIAN LIMITADA	F.721 N.453 AÑO 2002
321	SERRUCHO 5, 1 AL 20	022014601-4	ANTOFAGASTA	F.1034 VTA. N.416 AÑO 2001	MINERA MERIDIAN LIMITADA	F.722 N.454 AÑO 2002
322	TACO 1, 1 AL 20	022014154-3	ANTOFAGASTA	F.2695 N.698 AÑO 1999	MINERA MERIDIAN LIMITADA	F.688 N.420 AÑO 2002
323	TOSTADO 1, 1 AL 60	022013145-9	ANTOFAGASTA	F.537 VTA. N.113 AÑO 1996	MINERA MERIDIAN LIMITADA	F.549 N.281 AÑO 2002
324	TOSTADO 1, 1 AL 60	022013612-4	ANTOFAGASTA	F.1736 N.467 AÑO 1998	MINERA MERIDIAN LIMITADA	F.582 N.314 AÑO 2002
325	TOSTADO 2, 1 AL 20	022013146-7	ANTOFAGASTA	F.545 VTA. N.114 AÑO 1996	MINERA MERIDIAN LIMITADA	F.550 N.282 AÑO 2002
326	TOSTADO 2, 1 AL 60	022013613-2	ANTOFAGASTA	F.1391 N.362 AÑO 1998	MINERA MERIDIAN LIMITADA	F.583 N.315 AÑO 2002
327	TOSTADO 3, 1 AL 60	022013614-0	ANTOFAGASTA	F.1743 VTA. N.468 AÑO 1998	MINERA MERIDIAN LIMITADA	F.584 N.316 AÑO 2002
328	TOSTADO 4, 1 AL 60	022013615-9	ANTOFAGASTA	F.1398 N.363 AÑO 1998	MINERA MERIDIAN LIMITADA	F.585 N.317 AÑO 2002
329	TOSTADO 5, 1 AL 60	022013616-7	ANTOFAGASTA	F.1751 N.469 AÑO 1998	MINERA MERIDIAN LIMITADA	F.586 N.318 AÑO 2002
330	TOSTADO 6, 1 AL 60	022013617-5	ANTOFAGASTA	F.1758 VTA. N.470 AÑO 1998	MINERA MERIDIAN LIMITADA	F.587 N.319 AÑO 2002
331	TOSTADO 7, 1 AL 20	022013618-3	ANTOFAGASTA	F.1766 N.471 AÑO 1998	MINERA MERIDIAN LIMITADA	F.588 N.320 AÑO 2002
332	TOSTADO 8, 1 AL 40	022013619-1	ANTOFAGASTA	F.1772 VTA. N.472 AÑO 1998	MINERA MERIDIAN LIMITADA	F.589 N.321 AÑO 2002
333	TOSTADO 9, 1 AL 60	022013620-5	ANTOFAGASTA	F.1406 N.364 AÑO 1998	MINERA MERIDIAN LIMITADA	F.591 N.323 AÑO 2002
334	TOSTADO 10, 1 AL 60	022013621-3	ANTOFAGASTA	F.1779 VTA. N.473 AÑO 1998	MINERA MERIDIAN LIMITADA	F.590 N.322 AÑO 2002
335	TOSTADO 11, 1 AL 20	022013622-1	ANTOFAGASTA	F.1787 N.474 AÑO 1998	MINERA MERIDIAN LIMITADA	F.592 N.324 AÑO 2002
336	TOSTADO 12, 1 AL 40	022013623-K	ANTOFAGASTA	F.1794 N.475 AÑO 1998	MINERA MERIDIAN LIMITADA	F.593 N.325 AÑO 2002
337	TOSTADO 13, 1 AL 20	022013624-8	ANTOFAGASTA	F.1801 N.476 AÑO 1998	MINERA MERIDIAN LIMITADA	F.594 N.326 AÑO 2002
338	TOSTADO 15, 1 AL 40	022013626-4	ANTOFAGASTA	F.1808 N.477 AÑO 1998	MINERA MERIDIAN LIMITADA	F.595 N.327 AÑO 2002
339	TOSTADO 16, 1 AL 60	022013627-2	ANTOFAGASTA	F.1413 N.365 AÑO 1998	MINERA MERIDIAN LIMITADA	F.596 N.328 AÑO 2002
340	TOSTADO 17, 1 AL 20	022013628-0	ANTOFAGASTA	F.1942 VTA. N.499 AÑO 1998	MINERA MERIDIAN LIMITADA	F.597 N.329 AÑO 2002
341	TOSTADO 18, 1 AL 40	022013629-9	ANTOFAGASTA	F.1815 N.478 AÑO 1998	MINERA MERIDIAN LIMITADA	F.598 N.330 AÑO 2002
342	TOSTADO 19, 1 AL 60	022013630-2	ANTOFAGASTA	F.1822 N.479 AÑO 1998	MINERA MERIDIAN LIMITADA	F.599 N.331 AÑO 2002
343	TOSTADO 20, 1 AL 60	022013631-0	ANTOFAGASTA	F.1829 VTA. N.480 AÑO 1998	MINERA MERIDIAN LIMITADA	F.600 N.332 AÑO 2002
344	TOSTADO 21, 1 AL 20	022013632-9	ANTOFAGASTA	F.1837 N.481 AÑO 1998	MINERA MERIDIAN LIMITADA	F.601 N.333 AÑO 2002
345	TOSTADO 22, 1 AL 60	022013633-7	ANTOFAGASTA	F.1843 VTA. N.482 AÑO 1998	MINERA MERIDIAN LIMITADA	F.602 N.334 AÑO 2002
346	TOSTADO 23, 1 AL 40	022013635-3	ANTOFAGASTA	F.1851 N.483 AÑO 1998	MINERA MERIDIAN LIMITADA	F.603 N.335 AÑO 2002
347	TOSTADO 24, 1 AL 60	022014186-1	ANTOFAGASTA	F.2700 VTA. N.699 AÑO 1999	MINERA MERIDIAN LIMITADA	F.689 N.421 AÑO 2002
348	TOSTADO 25, 1 AL 40	022014187-K	ANTOFAGASTA	F.2706 N.700 AÑO 1999	MINERA MERIDIAN LIMITADA	F.690 N.422 AÑO 2002
349	VERDE 4, 6 AL 10 Y 16 AL 20	022014317-1	ANTOFAGASTA	F.1139 N.250 AÑO 2000	MINERA MERIDIAN LIMITADA	F.703 N.435 AÑO 2002

25-8

26 APPENDIX 2 MINERAL RESOURCE

MODELING PARAMETERS

26-1

TABLE 26-1 GENERAL MODELING PARAMETERS
Yamana Gold Inc. - El Peñón Mine

Resource Area	YE0 Resource Status	Top Cuts Au	Top Cuts Ag	Estimation Method	Density
		g/t (%)	g/t (%)
Diablada	Updated	305.6 (99%)	1,649.3 (99%)	krig	2.44 UG

Angelina	Updated	191.7 (99%)	547.3 (99%)	krig	2.44 UG
		18.0 (99%)	83.3 (99%)		2.48 OP

Orito Norte	Updated	131.7 (99%)	1,357.7 (99%)	krig	2.44 UG
		14.1 (99%)	218.8 (99%)		2.48 OP

	No Change From	STW = 65 (99%)	TW = 1,100 (99%)	krig	2.36
505	YE03	MQV = 120 (99%)	MQV = 1,500 (99%)

	No Change From
506	YE03	120 (99%)	1,000 (99%)	krig	2.36

Orito Sur	Updated	126.6 (99%)	1,737.0 (99%)	krig	2.36

Playa	Updated	255.9 (99%)	13,461.8 (99%)	krig	2.36

Vista Norte	Updated	258.0 (99%)	2,044.0 (99%)	krig	2.44

	No Change From
El Valle	YE03	OP = 20.0 (LPB)	OP = 400.0 (LPB)	ID^3	2.36

		UG = 40.0 (LPB)	UG = 2,500.0 (LPB)
Discovery Wash	Updated	40.0 (99%)	1,903.0 (99%)	krig	2.43

Purpura / Magenta	Updated	209.0 (98%)	4,225.0 (98%)	krig	2.43
		103.0 (98%)	5,418.0 (98%)

			Tuff = 3,245.0
		Tuff = 290.0 (98%)	(98%)
		No Tuff = 246.0	No Tuff = 3,149.0
Escarlata / Carmin	Updated	(98%)	(98%)	krig	2.43

	No Change From
Bermellon	YE03	2,434.54 (99%)	38,050.5 (99%)	ID^3	2.43

Sorpresa	Updated	40.0 (97%)	2,000.0 (97%)	ID^3	2.43

Dorada	Updated	65.9 (99%)	2,993.5 (99%)	krig	2.40
(Same bmf as CM)		123.0 (99%)	1,601.7 (99%)
		N/A	N/A
		92.4 (99%)	4,756.5 (99%)
		N/A	N/A

Pampa
Campamento	Updated	150 (97%)	2,.800 (97%)	ID^3	2.43

Cerro Martillo	Updated	65.9 (99%)	2,993.5 (99%)	krig	2.40
(Same bmf as Dorada)		123.0 (99%)	1,601.7 (99%)
		N/A	N/A
		92.4 (99%)	4,756.5 (99%)
		N/A	N/A

	No Change From
Martillo Flats	YE03	73.97 (99%)	5,330.0 (99%)	ID^3	2.40
Martillo Flats Hw 1 & 2	No Change From
	YE03

Fortuna	New	2.31 (99%)	253.0 (99%)	krig	2.40
		3.33 (99%)	229.0 (99%)
		173.5 (99%)	10,720.0 (99%)
		127.5 (99%)	10,350.0 (99%)

Providencia	New	44.8 (99%)	2,540.0 (99%)	ID^2	2.40
		22.5 (99%)	1,300.0 (99%)
		120.0 (99%)	10,000.0 (99%)
		15.0 (99%)	800.0 (99%)
		30.0 (99%)	650.0 (99%)

26-2

TABLE 26-2 BLOCK SIZES
Yamana Gold Inc. – El Peñón Mine

	Parent Cell Dimensions (m)			Subcell Dimensions (m)
Resource Models	X	Y	Z	X	Y	Z
Orito Norte
Angelina
Diablada	2.0	5.0	2.5	1.0	1.0	1.3
Orito Sur Quebrada Orito Stopes 505 & 506

Discovery Wash
El Valle
Bermellon
Carmin
Escarlata	2.0	5.0	2.0	0.5	0.5	0.5
Magenta
Purpura
Pampa Campamento
Dorada
Fortuna
Cerro Martillo	2.0	10.0	5.0	2.0	5.0	2.5
Martillo Flats
Vista Norte	2.0	5.0	2.0	1.0	1.0	1.0
Playa

26-3

TABLE 26-3 SEARCH PARAMETERS

Yamana Gold Inc. - El Peñón Mine

Trend	Zone	Disc’n	Est. Pass	Min. Sample	Max. Sample	Min. DH’s	Comp. Str	Search Dip	Rad. Wid
							(m)	(m)	(m)
Quebrada	Diablada	2 x 5 x 2	1	4	8	3	60	30	12
Orito	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	Angelina	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12
		2 x 5 x 2	1	4	8	3	60	30	12
			2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	Orito Norte	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12
		2 x 5 x 2	1	4	8	3	60	30	12
			2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	505	4 x 5 x 4	1	4	8	3	60	30	12
	(ye2003)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	506	4 x 5 x 4	1	4	8	3	60	30	12
	(ye2001)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	Orito Sur	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

Playa	Playa	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

26-4

Vista	Vista Norte	2 x 5 x 2	1	4	8	3	60	30	12
Norte	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

El Valle/	El Valle	4 x 4 x 1	1	4	8	2	30	30	5
Discovery	(ye2001)		2	2	8	2	30	30	5
Wash			3	1	8	2	60	60	10
			4	1	8	N/A	60	60	10
		4 x 4 x 1	1	4	8	2	30	30	5
			2	2	8	2	30	30	5
			3	1	8	2	60	60	10
			4	1	8	N/A	60	60	10

	Discovery	4 x 5 x 4	1	4	8	3	60	30	12
	Wash		2	2	8	2	60	30	12
	(ye2005)		3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

Quebrada	Purpura	4 x 5 x 4	1	4	8	3	60	30	12
Colorada	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	Magenta	4 x 5 x 4	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	Escarlata/	4 x 5 x 4	1	4	8	3	60	30	12
	Carmin		2	2	8	2	60	30	12
	(ye2005)		3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	Bermellon	4 x 5 x 4	1	4	8	3	60	30	12
	(ye2003)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	—	—	—	—	—	—

	Sorpresa	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

26-5

Pampa	Pampa	2 x 5 x 2	1	4	8	3	60	30	12
Campamento	Campamento		2	2	8	2	60	30	12
	(ye2005)		3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

Cerro	Main	2 x 5 x 2	1	4	8	3	60	30	12
Martillo/	(ye2005)		2	2	8	2	60	30	12
Dorada			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	HW multi	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	HW single	2 x 5 x 2	1	—	—	—	—	—	—
	(ye2005)		2	—	—	—	—	—	—
			3	—	—	—	—	—	—
			4
			(only)	1	8	N/A	60	60	12

	FW multi	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2003)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	FW single	2 x 5 x 2	1	—	—	—	—	—	—
	(ye2005)		2	—	—	—	—	—	—
			3	—	—	—	—	—	—
			4
			(only)	1	8	N/A	60	60	12

Martillo Flats	Main	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2003)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	—	—	—	—	—	—

	HW 1	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2003)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	—	—	—	—	—	—

	HW 2	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2003)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	—	—	—	—	—	—

26-6

Fortuna	Fortuna	2 x 5 x 2	1	4	8	3	60	30	12
	Sur		2	2	8	2	60	30	12
	(ye2005)		3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12
		2 x 5 x 2	1	4	8	3	60	30	12
			2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	Fortuna	2 x 5 x 2	1	4	8	3	60	30	12
	Norte		2	2	8	2	60	30	12
	(ye2005)		3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12
		2 x 5 x 2	1	4	8	3	60	30	12
			2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

Providencia	Main	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	HW multi	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2005		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	HW single	2 x 5 x 2	1	—	—	—	—	—	—
	(ye2005)		2	—	—	—	—	—	—
			3	—	—	—	—	—	—
			4
			(only)	1	8	N/A	60	60	12

	FW multi	2 x 5 x 2	1	4	8	3	60	30	12
	(ye2003)		2	2	8	2	60	30	12
			3	1	8	N/A	60	30	12
			4	1	8	N/A	60	60	12

	FW single	2 x 5 x 2	1	—	—	—	—	—	—
	(ye2005)		2	—	—	—	—	—	—
			3	—	—	—	—	—	—
			4
			(only)	1	8	N/A	60	60	12

26-7

TABLE 26-4 TREATMENT OF HIGH GRADES

Yamana Gold Inc. - El Peñón Mine

							High Grade
							Restriction
Trend	Zone	Method	GS Aueq	Metal	Top cut	Top Cut	Str	Dip	Wid
					g/t	%ile	(m)	(m)	(m)
Quebrada	Diablada	krig	3.9/5.0	Au	305.6	99	5.5	2.5	2.5
Orito	(ye2005)			Ag	1649.3	99	5.5	2.5	2.5

	Angelina	krig	2.3	Au	18	99	5.5	2.5	2.5
	(ye2005)			Ag	83.3	99	5.5	2.5	2.5

			3.9/5.0	Au	191.7	99	5.5	2.5	2.5
				Ag	547.3	99	5.5	2.5	2.5

	Orito Norte	krig	2.3	Au	14.1	99	5.5	2.5	2.5
	(ye2005)			Ag	218.8	99	5.5	2.5	2.5

			3.9/5.0	Au	131.7	99	5.5	2.5	2.5
				Ag	1357.7	99	5.5	2.5	2.5

	505	krig	5	Au	mqv=120	99	5	2	2
	(ye2003)				stw=65		5	2	2
				Ag	mqv=1500	99	5	2	2
					stw=1100		5	2	2

	506	krig	5	Au	120	99	5	2	2
	(ye2001)			Ag	1000	99	5	2	2

	Orito Sur	krig	3.9/5.0	Au	126.6	99	5.5	2.5	2.5
	(ye2005)			Ag	1737.6	99	5.5	2.5	2.5

Playa	Playa	krig	3.9/5.0	Au	255.9	99	5.5	2.5	2.5
	(ye2005)			Ag	13461.8	99	5.5	2.5	2.5

Vista
Norte	Vista Norte	krig	3.9/5.0	Au	258	99	5.5	2.5	2.5
	(ye2005)			Ag	2044	99	5.5	2.5	2.5

26-8

El Valle/	El Valle	ID^3	1.5	Au	7	LPplt	3	7.5	3.75
Discovery	(ye2001)			Ag	200	LPplt	3	7.5	3.75
Wash			5	Au	40	LPplt	3	7.5	3.75
				Ag	2500	LPplt	3	7.5	3.75

	Discovery	krig	5	Au	40	99	5.5	2.5	2.5
	Wash			Ag	1903	99	5.5	2.5	2.5
	(ye2005)

Quebrada	Purpura	krig	3.9/5	Au	103	98	5.5	2.5	2.5
Colorada	(ye2005)			Ag	5418	98	5.5	2.5	2.5

	Magenta	krig	3.9/5	Au	209	98	5.5	2.5	2.5
	(ye2005)			Ag	4225	98	5.5	2.5	2.5

	Escarlata/	krig	3.9/5	Au	tuff = 290	98	5.5	2.5	2.5
	Carmin				no tuff =246
	(ye2005)			Ag	tuff = 3245	98	5.5	2.5	2.5
					no tuff = 3149

	Bermellon	ID^3	5	Au	100	99	5.5	2.5	2.5
	(ye2003)			Ag	2000	99	5.5	2.5	2.5

	Sorpresa	ID^3	5	Au	40	97	5.5	2.5	2.5
	(ye2005)			Ag	2000	97	5.5	2.5	2.5

Pampa	Pampa	ID^3	3.9/5	Au	150	97	5.5	2.5	2.5
Campamento	Campamento			Ag	2800	97	5.5	2.5	2.5
	(ye2005)

Cerro
Martillo/	Main	krig	3.9/5	Au	65.9	99	5.5	2.5	2.5
Dorada	(ye2005)			Ag	2993.5	99	5.5	2.5	2.5

29-9

	HW multi	krig	3.9/5	Au	92.4	99	5.5	2.5	2.5
	(ye2005)			Ag	4756.5	99	5.5	2.5	2.5

	HW single	krig	3.9/5	Au	N/A	N/A	N/A	N/A	N/A
	(ye2005)			Ag	N/A	N/A	N/A	N/A	N/A

	FW multi	krig	3.9/5	Au	92.4	99	5.5	2.5	2.5
	(ye2003)			Ag	1601.7	99	5.5	2.5	2.5

	FW single	krig	3.9/5	Au	N/A	N/A	N/A	N/A	N/A
	(ye2005)			Ag	N/A	N/A	N/A	N/A	N/A

Martillo Flats	Main	ID^3	3.9/5	Au	74	99	5.5	2.5	2.5
	(ye2003)			Ag	5330	99	5.5	2.5	2.5

	HW 1	ID^3	3.9/5	Au	20	94	5.5	2.5	2.5
	(ye2003)			Ag	2000	94	5.5	2.5	2.5

	HW 2	ID^3	3.9/5	Au	N/A	N/A	N/A	N/A	N/A
	(ye2003)			Ag	N/A	N/A	N/A	N/A	N/A

Fortuna	Fortuna	krig	1.5	Au	3.33	99	12.5	5	5
	Sur			Ag	229	99	12.5	5	5
	(ye2005)
			3.9	Au	127.5	99	12.5	5	5
				Ag	10350	99	12.5	5	5

	Fortuna	krig	1.5	Au	2.31	99	12.5	5	5
	Norte			Ag	253	99	12.5	5	5
	(ye2005)
			3.9	Au	173.5	99	12.5	5	5
				Ag	10720	99	12.5	5	5

26-10

Providencia	Main	ÎD^2	5	Au	44.8	99	12.5	5	5
	(ye2005)			Ag	2540	99	12.5	5	5

	HW multi	ID^2	5	Au	22.5	99	12.5	5	5
	(ye2005)			Ag	1300	99	12.5	5	5

	HW single	ID^2	5	Au	120	99	12.5	5	5
	(ye2005)			Ag	10000	99	12.5	5	5

	FW multi	ID^2	5	Au	15	99	12.5	5	5
	(ye2003)			Ag	800	99	12.5	5	5

	FW single	ID^2	5	Au	30	99	12.5	5	5
	(ye2005)			Ag	650	99	12.5	5	5

26-11

TABLE 26-5 KRIGING PARAMETERS
Yamana Gold Inc. - El Peñón Mine

		Variogram Direction					Range 1					Range 2					Range 3
Trend	Zone	Str	Dip	Nugget	Sill1	Model	Str	Dip	Wid	Sill 2	Model	Str	Dip	Wid	Sill 3	Model	Str	Dip	Wid
							(m)	(m)	(m)			(m)	(m)	(m)			(m)	(m)	(m)

Quebrada	Diablada	0	80 W	0.4	0.3	exp	8	12	2	0.3	sph	20	30	40	—	—	—	—	—
Orito	(ye2005)
		0	80 W	0.15	0.5	sph	10	12	3	0.35	sph	20	28	4	—	—	—	—	—

	Angelina	0	80 W	0.3	0.4	exp	8	3	2	0.3	exp	28	9	4	—	—	—	—	—
	(ye2005)
		0	80 W	0.3	0.55	exp	15	7	3	0.15	exp	70	30	10	—	—	—	—	—

		0	80 W	0.3	0.4	exp	8	3	2	0.3	exp	28	9	4	—	—	—	—	—

		0	80 W	0.3	0.55	exp	15	7	3	0.15	exp	70	30	10	—	—	—	—	—

	Orito
	Norte	0	80 W	0.3	0.4	exp	8	3	2	0.3	exp	28	9	4	—	—	—	—	—
	(ye2005)
		0	80 W	0.3	0.55	exp	15	7	3	0.15	exp	70	30	10	—	—	—	—	—

		0	80 W	0.3	0.4	exp	8	3	2	0.3	exp	28	9	4	—	—	—	—	—

		0	80 W	0.3	0.55	exp	15	7	3	0.15	exp	70	30	10	—	—	—	—	—

	505	355	70 W	0.2	0.8	exp	13	6	3	0.05	exp	999	6	3	—	—	—	—	—
	(ye2003)	355	70 W	0.2	0.4	sph	5	8	3	0.4	sph	18	30	12	0.05	sph	999	999	12
		355	70 W	0.2	0.4	exp	5	8	3	0.4	exp	18	30	12	0.05	exp	999	999	12
		355	70 W	0.2	0.4	exp	5	8	3	0.4	exp	18	30	12	0.05	exp	999	999	12

	506	350	70 W	0.3	0.8	sph	20	20	5	0.2	sph	999	999	5	—	—	—	—	—
	(ye2001)
		350	70 W	0.3	0.7	sph	15	15	8	0.3	sph	999	999	8	—	—	—	—	—

26-12

	Orito Sur (ye2005)	5	80 W	0.3	0.4	sph	8	5	3	0.3	sph	28	25	5	—	—	—	—	—
		5	80 W	0.3	0.55	exp	8	10	4	0.15	sph	60	130	20	—	—	—	—	—

Playa	Playa (ye2005)	9	74 W	0.2	0.7	sph	4.5	4.5	2	0.1	sph	18	18	2.5	—	—	—	—	—
		9	74 W	0.2	0.63	sph	4	4	2	0.17	sph	29	29	2.5	—	—	—	—	—

Vista	Vista	15	75 W	0.1	0.5	exp	90	75	2	0.5	exp	100	80	35	—	—	—	—	—
Norte	Norte
	(ye2005)	15	75 W	0.3	0.55	exp	8	10	4	0.15	exp	60	130	20	—	—	—	—	—

El Valle/	El Valle	33	66 NW	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Discovery	(ye2001)
Wash		33	66 NW	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

		33	66 NW	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

		33	66 NW	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Discovery	30	80 NW	0.3	0.4	exp	10	7	3	0.3	exp	30	23	5	—	—	—	—	—
	Wash
	(ye2005)	30	80 NW	0.3	0.55	exp	22	20	3	0.15	exp	70	60	5	—	—	—	—	—

Quebrada	Purpura	0	75 W	0.1	0.6	exp	2	5	1	0.3	exp	20	40	1.5	—	—	—	—	—
Colorada	(ye2005)
		0	75 W	0.1	0.5	exp	3	10	1.5	0.3	exp	40	50	2	0.1	sph	200	300	3

	Magenta	0	75 W	0.2	0.5	exp	2	2	1	0.3	exp	35	32	1.5	—	—	—	—	—
	(ye2005)
		0	75 W	0.1	0.4	exp	1	3	1.5	0.2	exp	25	25	2	0.3	sph	80	100	3

26-13

	Escarlata/	0	80 W	0.2	0.6	exp	1.5	3	1	0.2	exp	18	15	2	—	—	—	—	—
	Carmin
	(ye2005)	0	80 W	0.1	0.6	exp	8	10	1.5	0.3	exp	150	60	2	—	—	—	—	—

	Bermellon	0	85 W	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2003)
		0	85 W	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Sorpresa	7	77 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2005)
		7	77 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Pampa	Pampa	0	vert	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Campamento	Campamento
	(ye2005)	0	vert	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cerro
Martillo/	Main	7	66 E	0.2	0.67	exp	6	8	2	0.12	exp	80	25	4	—	—	—	—	—
Dorada	(ye2005)
		7	66 E	0.2	0.6	exp	6	10	2	0.2	sph	100	25	15	—	—	—	—	—

	HW multi	7	66 E	0.4	0.5	exp	3	17	2	0.1	sph	18	30	2	—	—	—	—	—
	(ye2005)
		7	66 E	0.4	0.5	exp	9	16	2	0.1	sph	40	28	3	—	—	—	—	—

	HW single	7	66 E	0.4	0.5	exp	3	17	2	0.1	sph	18	30	2	—	—	—	—	—
	(ye2005)
		7	66 E	0.4	0.5	exp	9	16	2	0.1	sph	40	28	3	—	—	—	—	—

26-14

	FW multi	7	66 E	0.4	0.5	exp	3	17	2	0.1	sph	18	30	2	—	—	—	—	—
	(ye2003)	7	66 E	0.4	0.5	exp	9	16	2	0.1	sph	40	28	3	—	—	—	—	—

	FW single	7	66 E	0.4	0.5	exp	3	17	2	0.1	sph	18	30	2	—	—	—	—	—
	(ye2005)	7	66 E	0.4	0.5	exp	9	16	2	0.1	sph	40	28	3	—	—	—	—	—

Martillo Flats	Main	356	67 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2003)	356	67 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	HW 1	351	80 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2003)	351	80 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	HW 2	351	83 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2003)	351	83 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Fortuna	Fortuna	340	vert	0.2	0.5	exp	13	3	2	0.3	sph	32	18	2.5	—	—	—	—	—
	Sur	340	vert	0.2	0.3	exp	13	4	2	0.5	sph	20	45	2.5	—	—	—	—	—
	(ye2005)	340	vert	0.2	0.5	exp	13	11	3	0.3	sph	35	13	3	—	—	—	—	—
		340	vert	0.2	0.5	sph	13	2	2	0.3	sph	22	13	2.5	—	—	—	—	—

26-15

	Fortuna Norte	340	67 W	0.2	0.5	exp	13	3	2	0.3	sph	32	18	2.5	—	—	—	—	—
	(ye2005)	340	67 W	0.2	0.3	exp	13	4	2	0.5	sph	20	45	2.5	—	—	—	—	—
		340	67 W	0.2	0.5	exp	13	11	3	0.3	sph	35	13	3	—	—	—	—	—
		340	67 W	0.2	0.5	exp	13	2	2	0.3	sph	22	13	2.5	—	—	—	—	—

Providencia	Main	359	79 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2005)	359	79 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	HW multi	348	76 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2005)	348	76 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	HW single	359	79 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2005)	359	79 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	FW multi	352	80 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2003)	352	80 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	FW single	354	79 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	(ye2005)	354	79 E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

26-16